
10012639


IAC

IAC/InterActiveCorp Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

To Our Shareholders

We are an ever evolving enterprise. Over our life we have acquired and built up a substantial number of businesses, frequently changed our capital structure, and created multiple stand alone public entities. The year 2009 was no exception to change. We put in place new management teams in several of our larger businesses, re-aligned operating units to meet our strategic objectives and continued to rationalize the assets on our balance sheet. We have emerged from this transformation with a clearer focus in our core areas of Search, Personals and Local and have begun to invest in a more modern concept in the production of content.

Together, the IAC brands continue to reach a growing audience of consumers, ranking as the 8th largest in the world, with over 1.3 billion visits per month.

For us, the economic crisis of the year, while lowering our earnings, had little effect. IAC did end the year better than it started, with each quarter improved over the last.

In brief, the full year 2009 saw:

- Revenue decline by 5% to $1.38 billion;
- Operating Income Before Amortization decline to $103 million, a reduction of 28% excluding prior year expenses associated with the spin-offs;*
- Adjusted EPS of $0.51*, on Adjusted Net Income of $73 million;* and
- Cash Flow from continuing operations increase by 208% to $332 million, with Free Cash Flow increasing by 343% to $197 million.*

We remain over capitalized. So, as in the past, we will look to opportunistically deploy a portion of the cash toward tuck-in and complementary acquisitions in our areas of focus and will continue to return capital to our shareholders.

Let me review our current business sectors:

Search

In Search, we remain the 4th largest search engine and 6th largest network in the US. As competition has intensified our strategy has evolved. While in 2008 we focused heavily on broad-based marketing, in early 2009 we applied a more focused approach, targeting niche and underserved markets like NASCAR and coupons, with better short-term results. As we've continued to refine and examine what truly differentiates Ask.com, we renewed our focus on Q&A, where our research shows that Ask.com receives more questions as a percentage of queries than other major search engines. The goal is simple—to connect people with the best possible answers to their questions. This requires going beyond the traditional methods, which extract and rank answers from reams of data that currently reside on the web, and eliciting people and creating communities to answer previously unpublished questions—especially those that are complex, time sensitive and subjective—all in an effort to create a differentiated experience. We expect to implement our increased focus on Q&A over the next months.

In toolbars, we've made gains with both proprietary toolbars and distributed toolbar partners, increasing active toolbars by 35% during the year to over 67 million as of year-end. In part, we were able to achieve these results by rejuvenating our products with a fresh approach as we re-aligned the business under a new leadership team. Continued success, as in the past, will come from innovation, uniqueness of product, world-class online marketing and servicing the needs of our consumers and partners—one toolbar at a time.

Local

In Local, a market where it's estimated that local advertisers spend approximately $130 billion annually, the new playing field is just beginning to be defined as the spend continues to migrate online and into mobile. Advertisers increasingly want to see not only measureable results from their marketing efforts, but the ability to reach consumers at the precise moment when they want to shop, dine or transact.

At ServiceMagic, we've seen tremendous growth over the past several years as evidenced by nearly a four-fold increase in revenue since 2005; the first full year under IAC. In the past year alone, average domestic monthly unique users and service providers are up nearly 48% and 21%, respectively, despite the challenging macroeconomic environment. While this helps validate our belief that we're on the right track, continued growth and real scale will not come without investment and so we're re-allocating capital back into the business. Domestically, we're adding new verticals, like events, senior care, weddings and photography—to mention a few. We're also increasing our marketing as we build brand awareness. Internationally, we've expanded into France and the United Kingdom and, in time, would look to expand further.

At Citysearch, we've gone beyond a single site *url* and created CityGrid, a comprehensive online and mobile advertising solution for local businesses. Through CityGrid we're able to give advertisers unprecedented reach across a network of more than 100 web and mobile partners, enhance their listings' content, and distribute them through a pay-for-performance ad engine, complete with search engine optimization and marketing. It's the largest local content and advertising network with more than 15 million business profile listings, 3 million user and editorial reviews and 500 thousand local advertisers.

This area of local has been challenging to all who have dared to crack it since the beginning of internet time, but it remains one of the last big unclaimed spaces online and we have ambition and high hopes.

Personals

In 2009, we completed the divestiture of Match.com's European assets in exchange for a 27% stake in Meetic and purchased People Media, a personals site with 27 individual verticals. Thus far in 2010, we acquired the assets of Singlesnet, one of the most visited online dating sites in the United States, and created a joint venture combining the strength of Meetic in the Brazilian market with Match.com's presence in Latin America.

But the future is not only about growing our global footprint, it's also about enhancing our offerings, whether through site improvements or through mobile applications, and distributing them through an ever-expanding number of distribution channels. These efforts have helped increase subscribers nearly 5% over the prior year. So as we entered 2010 with nearly 1.4 million subscribers and more brands and more opportunity than ever before, we're poised to capitalize on a market that remains actuarially underpenetrated and, in so doing, we'll chart the path to continued growth while generating cash as we go.

Media & Other

During the year, we decided that the category Emerging Businesses wasn't a tight enough definition in function or practicality. We were too all over the place in our areas of investment. Accordingly, we shut down or sold 8 businesses that were either non-core or underperforming to better focus our energy and capital, and renamed the sector Media & Other to better define the areas of investment. Our new focus includes areas that are on the forefront of how entertainment is being consumed, where we have CollegeHumor, which now produces more than 9 original content videos a week and has over 11 million unique monthly users and 124 million monthly page views. And, in Electus, our newly formed multimedia entertainment company, we're creating a new paradigm for how the advertising model works by uniting brand advertisers, content creators and producers early on in the development process, creating better content and enabling marketers and advertisers to be true partners throughout the creative process. Or in Vimeo, named one of Time Magazine's 2009 Top 50 Websites and nominated for "Best Video Sharing Website" by Open Web Awards, where we offer a subscription based video-sharing site, we're seeing adoption increase from almost nothing to a solid and growing subscriber base—evidencing that consumers are willing to pay for an enhanced experience.

In some of our more established properties, like Pronto, which now indexes more than 50 million products from approximately 20,000 online merchants and was recently named "Best Online Price Comparison Site" by Kiplinger's, we're seeing tangible results and good prospects for the future. The same is true for Evite, which has held its leadership position against all comers and in 2009 sent 156 million invitations and 31 million mobile alerts for more than 7.3 million events.

The one constant for us is change, and as this is being written a third into 2010 I can assure our shareholders that we'll continue to concentrate on consistently growing our assets, adding in new opportunities where we can, and never being unwilling to take the next steps in our evolution wherever they lead us in creating value for our stakeholders.

Sincerely,



Barry Diller
Chairman and Chief Executive Officer

May 2010

---

* Reconciliations of Operating Income Before Amortization appear in the accompanying Form 10-K for the fiscal year ended December 31, 2009. Reconciliations for other non-GAAP measures used in this letter can be found on the last page of this annual report.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

Commission File No. 0-20570

IAC/INTERACTIVECORP

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**59-2712887** (I.R.S. Employer Identification No.)
555 West 18th Street, New York, New York (Address of Registrant's principal executive offices)	**10011** (Zip Code)

(212) 314-7300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.001	The Nasdaq Stock Market LLC (Nasdaq Select Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 5, 2010, the following shares of the Registrant's Common Stock were outstanding:

Common Stock	103,757,687
Class B Common Stock	12,799,999
Total	116,557,686

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2009 was $1,551,613,043. For the purpose of the foregoing calculation only, all directors and executive officers of the Registrant are assumed to be affiliates of the Registrant.

Documents Incorporated By Reference:

Portions of the Registrant's proxy statement for its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III herein.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

(This page has been left blank intentionally.)

PART I

Item 1. Business

OVERVIEW

Who We Are

IAC is a leading internet company with more than 50 brands serving consumer audiences across more than 30 countries... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. The results of operations of IAC's various businesses are reported within the following segments: Search, Match, ServiceMagic and Media & Other.

For information regarding the results of operations of our reporting segments, as well as their respective contributions to IAC's consolidated results of operations, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 26 and "Item 8—Consolidated Financial Statements and Supplementary Data" beginning on page 54.

Unless otherwise indicated, all references to "IAC," the "Company," "we," "our" or "us" in this report are to IAC/InterActiveCorp.

History

Since its inception, IAC has transformed itself from a hybrid media/electronic retailing company into an internet company. IAC was incorporated in July 1986 in Delaware under the name Silver King Broadcasting Company, Inc., as a subsidiary of Home Shopping Network, Inc. In December 1992, Home Shopping Network distributed the capital stock of Silver King to its stockholders. In December 1996, the Company completed mergers with Savoy Pictures Entertainment, Inc. and Home Shopping Network, with Savoy and Home Shopping Network becoming subsidiaries of Silver King. In connection with these mergers, the Company changed its name to HSN, Inc.

The Company acquired a controlling interest in Ticketmaster Group, Inc. in 1997 and the remaining interest in 1998. In 1998, upon the purchase of USA Networks and Studios USA from Universal Studios, Inc., the Company was renamed USA Networks, Inc. From 1999 through 2001, the Company acquired Hotel Reservations Network (later renamed Hotels.com), Match.com and other smaller e-commerce companies. In 2001, the Company sold USA Broadcasting to Univision Communications, Inc.

In February 2002, the Company acquired a controlling stake in Expedia.com. In May 2002, after contributing its entertainment assets to Vivendi Universal Entertainment LLLP, or VUE, a joint venture then controlled by Vivendi, the Company changed its name to USA Interactive. In September 2002, the Company acquired Interval International. In 2003, the Company acquired the minority interests in its former public subsidiaries, Expedia.com, Hotels.com and Ticketmaster, and acquired a number of other companies, including Entertainment Publications, Inc. ("EPI"), LendingTree and Hotwire. The Company changed its name to InterActiveCorp in June 2003 and to IAC/InterActiveCorp in July 2004.

On August 9, 2005, IAC completed the separation of its travel and travel-related businesses and investments into an independent public company. In this report, we refer to this transaction as the "Expedia spin-off" and to the company that holds the travel and travel-related businesses formerly held by IAC as "Expedia". Immediately prior to the Expedia spin-off, IAC effected a one-for-two reverse stock split. IAC also completed the following transactions in 2005: the acquisition of IAC Search & Media (formerly known as Ask Jeeves, Inc.), the results of operations of which are now reported within our Search (formerly Media & Advertising) segment (July 2005), a transaction with NBC Universal in which IAC sold its common and preferred interests in VUE (June 2005) and the acquisition of Cornerstone Brands, Inc. ("Cornerstone Brands") (April 2005).

In November 2006, IAC sold PRC, LLC, its Teleservices subsidiary. In June 2007, the Company sold its German TV and internet retailer, HSE Germany. In June 2008, the Company sold EPI and on August 20, 2008, IAC completed its previously announced plan to separate into five publicly traded companies:

- IAC, which includes:
  - the businesses comprising its Media & Advertising (now Search) segment;
  - the Match and ServiceMagic segments;
  - the businesses comprising its Emerging Businesses (now Media & Other) segment, including Shoebuy and ReserveAmerica, which were previously included in the former Retailing and Ticketmaster segments, respectively;
  - and certain investments in unconsolidated affiliates.
- HSN, Inc. ("HSNi"), which then included HSN TV, *HSN.com* and the Cornerstone Brands portfolio of catalogs, websites and retail locations;
- Interval Leisure Group, Inc. ("ILG"), which then included the businesses that comprised the former Interval segment;
- Ticketmaster, which then included Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and
- Tree.com, Inc. ("Tree.com"), which then included the businesses that comprised the former Lending and Real Estate segments.

We refer to this transaction as the "Spin-Off". Immediately following the Spin-Off, IAC effected a one-for-two reverse stock split.

In January 2009, we sold ReserveAmerica and acquired MarketHardware, Inc., an online provider of marketing solutions for home services businesses. In June 2009, we sold the European operations of *Match.com* to Meetic, a leading European online dating company based in France, in exchange for a 27% interest in Meetic and a €5 million note. In July 2009, we acquired PeopleMedia, a leading operator of targeted dating sites. In February 2010, we announced the formation of joint venture between *Match.com* and Meetic, through which we intend to provide personals services in certain countries in Latin America.

For additional information concerning certain of these transactions, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8—Consolidated Financial Statements and Supplementary Data—Note 16".

EQUITY OWNERSHIP AND VOTING CONTROL

IAC has outstanding shares of common stock, with one vote per share, and Class B common stock, with ten votes per share and which are convertible into common stock on a share for share basis. As of the date of this report, Liberty Media Corporation ("Liberty") owns 100% of IAC's outstanding Class B common stock and no longer owns any shares of IAC common stock. Assuming the conversion of all of the outstanding shares of Class B common stock to common stock, Liberty would own approximately 11% of IAC's outstanding common stock.

Subject to the terms of an amended and restated stockholders agreement, dated as of August 9, 2005, between Liberty and Mr. Diller, Mr. Diller has an irrevocable proxy to vote shares of IAC common stock and IAC Class B common stock held by Liberty. As of the date of this report,

Mr. Diller (through his own holdings and the Class B common stock holdings of Liberty over which Mr. Diller has voting control pursuant to the amended and restated stockholders agreement) controlled approximately 57% of the outstanding total voting power of IAC.

Accordingly, Mr. Diller is effectively able to control the outcome of all matters submitted to a vote or for the consent of IAC's stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC's Board of Directors and matters as to which Delaware law requires a separate class vote). In addition, pursuant to an amended and restated governance agreement, dated as of August 9, 2005, among IAC, Liberty and Mr. Diller, Mr. Diller generally has the right to consent to limited matters in the event that IAC's ratio of total debt to EBITDA (as defined in the amended and restated governance agreement) equals or exceeds four to one over a continuous 12-month period.

DESCRIPTION OF IAC BUSINESSES

Search

Overview

Our Search segment consists primarily of *Ask.com* and other destination search websites through which we provide search and related advertising services, as well as toolbars and applications through which we promote and distribute these services, and Citysearch, a leading online local city guide.

Search Business

Overview. Search services generally involve the generation and display of a set of hyperlinks to websites, together with summary information regarding these websites, deemed relevant to search queries entered by users. We provide search services to users who visit our *Ask.com* and other destination search websites and portals directly, through toolbars that we distribute to users directly and through third parties and through the syndication of our search results via search boxes placed on third party websites. Substantially all of the revenue of our search business and our Search segment is derived from the display of paid listings and other advertising in connection with the provision of search services.

Display of Paid Listings and Other Advertising. In addition to algorithmic search results, paid listings are also generally displayed in response to search queries. Paid listings are advertisements displayed on search results pages in response to search queries that contain advertiser-selected keywords. A paid listing is a short textual unit containing a link to the website of an advertiser that purchased the relevant keyword(s). The advertiser generally pays a fixed fee every time a user clicks on the paid listing.

A substantial majority of the paid listings we display are supplied to us by Google pursuant to a paid listing supply agreement with Google that expires on December 31, 2012. Pursuant to this agreement, we transmit search queries to Google, which in turn transmits a set of relevant and responsive paid listings back to us for display in search results. This ad-serving process occurs independently of, but concurrently with, the generation of algorithmic search results for the same search queries. Google paid listings are displayed separately from our algorithmic search results and are identified as "sponsored" listings on search results pages. To a lesser extent, we also syndicate Google paid listings through third parties with whom we enter into syndication agreements. See "Item 1A—Risk Factors—We depend upon arrangements with Google and any adverse changes in this relationship could adversely affect our business, financial condition and results of operations." In addition, we sell paid listings directly to advertisers and display them on third party and various IAC properties, as well as sell display advertising on our portals and other IAC properties.

Toolbars and Applications. Through Mindspark Interactive Network, Inc. ("Mindspark"), we develop, market and distribute a variety of downloadable toolbars through which users can access our search services, as well as applications through which users creatively and visually express themselves and interact online, which we generally refer to as our *FunWebProducts* suite of applications. We market and distribute our toolbars, together with the *FunWebProducts* suite of applications, directly to consumers. These toolbars, which we offer free of charge, generally consist of a search box powered by *Ask.com* or a third party search engine, plus the *FunWebProducts* suite of additional features. The search box enables users to run search queries directly from their web browser and the suite of features enables users to personalize their online activities and otherwise make them more expressive and fun. These features include, among other applications: *Smiley Central*, through which users can add emoticons to e-mails and instant messages; *Webfetti*, through which users can personalize their pages on various social networking websites; *MyWebFace*, through which users can create cartoon-like images of themselves for download or use in connection with their profile pages on social networks; and *Zwinky*, through which users can create avatars to express their persona on the web and design and update profile pages to share with friends. *Zwinky* also provides users with access to *Zwinktopia*, a virtual world where avatars created by users can interact through chat and other features, as well as purchase virtual items with virtual currency online. We also market and distribute our toolbars through the Ask Partner Network to third parties, who in turn bundle our toolbars with their applications and websites.

Destinations Sites and Portals. We also operate a number of destination websites and portals through which we provide search and additional services, including: *Dictionary.com*, a destination website that provides online dictionary search and related services; *Girlsense.com*, a destination website that provides a virtual fashion community for girls and teens; *www.MyWay.com*, which is free from banner, pop-up and rich-media ads and through which we provide e-mail services; *www.Excite.com*, a content-rich portal that aggregates news, sports, weather and entertainment content; and *www.iWon.com*, which offers an extensive variety of casual games and sweepstakes.

Revenues. Substantially all of the revenues of our search business and the Search segment are derived from advertising, with the substantial majority of these revenues attributable to our paid listing supply agreement with Google. When a user submits a search query through our search services and clicks on a Google paid listing displayed in response to the query, Google bills the advertiser that purchased the paid listing directly and makes a related revenue share payment to us, which we either retain in its entirety or share with third parties. In some cases, Google does not charge advertisers unless our user, after clicking on the paid listing, also takes certain actions on the advertiser's website. To a lesser extent, we also generate revenues from the direct sale of paid listings directly to advertisers on a cost-per-click basis, as well as from the sale of display advertising on a fixed fee per impression basis.

Competition. We compete with a wide variety of parties in connection with our efforts to attract search engine users, distribute downloadable toolbars and applications, attract third parties to distribute our toolbars and search boxes and attract advertisers, including: Google, Yahoo!, MSN and other destination search websites and search-centric portals (some of which provide a broad range of content and services and/or link to various desktop applications), third party toolbar, convenience search and applications providers, other search technology and convenience service providers, including internet access providers, social networks, online advertising networks, traditional media companies and companies that provide online content.

Moreover, some of our current and potential competitors have longer operating histories, greater brand recognition, larger customer bases, and/or significantly greater financial, technical and marketing resources than we do. As a result, they have the ability to devote comparatively greater resources to the development and promotion of their products and services, which could result in greater market acceptance of their products and services relative to those offered by us.

We believe that our ability to compete successfully in the search business will depend primarily upon the following factors:

- the relevance and authority of our search results and other content; and
- the functionality of our various websites and the quality of related content and features, as well as the attractiveness of our services generally to consumers relative to those of our competitors.

In the case of the relevance and authority of our search results, our current goal is to provide accurate and authoritative answers to queries phrased in the form of direct questions, which we seek to achieve through a combination of search results generated by our proprietary search technology and answers provided by our users to frequently asked questions. In the case of the functionality of our various websites and the quality of related content and features, we seek to differentiate ourselves from other search service providers through the following features:

- *Dedicated Search Channels*—in addition to traditional, general internet searches, users may conduct searches on separate channels dedicated to news, images, videos, recipes, coupons and bargains, among other categories of activities and interests;
- *Related and Suggested Search*—users entering search queries are simultaneously presented with a list of suggested search queries and related search topics; and
- *Ask Eraser*—users who enter search queries on our *Ask.com* destination search websites may elect to activate this feature, which deletes from our servers search queries and related "cookie" and other information used to track internet activity.

In addition, we believe that our ability to compete successfully in the case of our Mindspark business will depend primarily upon our continued ability to create toolbars that resonate with consumers, market and distribute toolbars directly to consumers in a cost-effective manner and secure cost-effective toolbar distribution arrangements with third parties and through other means, as well attract advertisers.

Citysearch

Overview. Citysearch is a leading online local guide that provides consumer users with information regarding businesses and events in cities and neighborhoods across the U.S. Citysearch also operates CityGrid, a local content and advertising network.

Through *Citysearch.com*, we provide consumer users with free access to our merchant listings, which consist of business profile pages that contain customized content provided by our merchants, coupled with ratings and reviews posted by Citysearch users, Citysearch-generated editorial content and related features, such as links to maps and directions. Consumer users may access merchant listings directly or through search engine results at *Citysearch.com* by selecting a city and/or neighborhood and searching through keyword and category-specific queries or otherwise browsing *Citysearch.com*. After accessing a merchant listing, users can post ratings and reviews regarding the business, as well as forward the information to others via e-mail or via text message to mobile devices.

We also distribute our merchant listings (or select information from such listings) through CityGrid to third party publishers for display to users on the third party publishers' websites and mobile applications. Through CityGrid, we also aggregate advertising from multiple third parties (and in some cases, combine this advertising with Citysearch merchant listings and/or other content), which we then either display on *Citysearch.com* or distribute to CityGrid third party publisher websites and mobile applications.

Merchant Advertising. We provide primarily local advertising services to merchants through several online advertising models. We sell the substantial majority of our advertising to local merchants through our Pay-For-Performance model. Under this model, merchants pay a fee each time their merchant listing (or select information from such listing) is viewed by a user on *Citysearch.com* or a CityGrid third party publisher website or mobile application, a user clicks on a link to additional merchant information displayed as part of their merchant listing on *Citysearch.com* or a CityGrid third party publisher website or mobile application or a user calls a metered number to reach a business.

Marketing. We market our services to users primarily through search engines. We market our products and services to local merchants and other advertisers primarily through in-house and outside local sales forces in major metropolitan areas within the United States, as well as through our online self-enrollment model.

Revenues. Revenues are generated primarily through the sale of advertising, predominantly local, Pay-For-Performance advertising, directly to merchants. When merchant listings are displayed on third party websites or mobile applications affiliated with CityGrid, we share the related revenues that we receive from our merchants with the relevant third party. Revenues are also generated through the display of advertising that we receive from third parties affiliated with CityGrid. If we display this advertising on *Citysearch.com*, the third party shares the related revenues that it receives from its clients with us. If we then distribute this advertising to a CityGrid third party publisher, we share revenues received from the third party that provided us with the advertising with the third party to which we distributed such advertising. Revenues are also generated through our sale of local merchant and national display advertising on a per impression and fixed fee basis.

Competition. The markets for local content, local services and local advertising are highly competitive and diverse. While we primarily compete with online and offline local and national directories, we currently face increasing competition from search engines and other site aggregation companies that pull content from *Citysearch.com* for display on their websites (as well as other destination websites generally), which adversely impacts our ability to monetize this content and interferes with search engine marketing efforts designed to drive traffic to *Citysearch.com*. We also compete with online advertising networks, online and offline providers of local content, telecommunications and cable companies, internet service providers and niche competitors that focus on a specific category or geography and compete with specific content offerings that we provide.

Match

Overview

Through the brands and businesses within our Match segment, we are a leading provider of subscription-based online personals services in the United States and various jurisdictions abroad. We provide these services through websites that we own and operate in twenty-five countries, eight languages and five continents, as well as through our mobile application in the United States. As of December 31, 2009, we collectively provided online personals services to approximately 1.3 million subscribers.

In June 2009, we sold the European operations of *Match.com* to Meetic, a leading European online dating company based in France, in exchange for a 27% interest in Meetic and a €5 million note. In July 2009, we acquired PeopleMedia, a leading operator of targeted dating sites. In February 2010, we announced the formation of joint venture between *Match.com* and Meetic, through which we intend to provide personals services in certain countries in Latin America.

Products and Services

We primarily provide services through branded websites that we own and operate, including, among others, *Match.com*, *Chemistry.com*, *BlackPeopleMeet.com* and *SeniorPeopleMeet.com*. These websites, all of which provide single adults with a private and convenient environment for meeting other singles, generally provide online personal services to registered members and subscribers.

Registered members (those who establish a username and password) may post a profile on these websites, as well as use any related searching and matching tools free of charge. Subscribers (those who establish a username and password and pay a subscription fee) may, in addition to these services, initiate, review or respond to e-mails from other subscribers.

Our subscription programs start with a single-month term, with discounts for longer term subscriptions, and generally renew automatically unless terminated by subscribers. In the United States, we also offer access to our services via mobile phone and other mobile devices through our *matchMobile* service.

Marketing

We market our products and services through a wide variety of traditional offline and online marketing. Our offline marketing activities consist of a wide variety of traditional marketing and business development activities, including television, print, radio and outdoor advertising and related public relations efforts. Our online marketing activities consist primarily of the purchase of banner and other display advertising, targeted e-mail campaigns and search engine marketing. In addition, we enter into a variety of alliances with third parties who advertise and promote our services. Some alliances are exclusive and some, but not all, contain renewal provisions.

Revenues

Our revenues are derived from subscription fees for our online personals services and related products and online advertising.

Competition

The personals business is very competitive and highly fragmented in the United States and abroad and barriers to entry are minimal. We compete primarily with online and offline broad-based personals, dating and matchmaking services (both free and paid), the personals sections of newspapers and magazines, other conventional media companies that provide personals services, and traditional venues where singles meet (both online and offline). We also compete with numerous online and offline personals, dating and matchmaking services that cater to specific demographic groups.

We believe that our ability to compete successfully will depend primarily upon the following factors:

- the size and diversity of our registered member and subscriber bases relative to those of our competitors;
- the functionality of our websites and the attractiveness of their features and our services generally to consumers relative to those of our competitors;
- how quickly we can enhance our existing technology and services and/or develop new features, products and services in response to:
  - new, emerging and rapidly changing technologies;
  - the introduction of product and service offerings by our competitors;
  - evolving industry standards; and
  - changes in consumer requirements and trends in the single community relative to our competitors; and
- our ability to engage in cost-effective marketing efforts, including by way of maintaining relationships with third parties with which we have entered into alliances, and the recognition and strength of our various brands relative to those of our competitors.

ServiceMagic

Overview

ServiceMagic is a leading online marketplace that connects consumers, by way of patented proprietary technologies, with home and other local service professionals, all of which are pre-screened and the majority of which are customer-rated. When consumers submit a service request through the ServiceMagic marketplace, ServiceMagic generally matches them with up to four members from its network of service professionals, which as of December 31, 2009, consisted of more than 67,000 service professionals providing services in more than 700 categories, primarily home service-related, ranging from simple home repairs to complete home building and home remodeling projects, as well as other local services, including catering and photography.

Services

Through our *Market Match* service, we generally match consumers with up to four service professionals from our network based upon service requests that specify the type of services desired and the consumer's zip code. Through our *Exact Match* service, consumers can review service professional profiles and select the service professional that they believe best meets their specific needs. Through *Exact Match*, we also optimize the placement of service professional profiles in a wide range of marketing vehicles, including the results of local and other search engines and online and offline directories. Our *Exact Match* service provides a way for service professionals to get broad exposure for their businesses online without having to pay significant up-front fees, build and maintain their own destination websites or develop online marketing expertise. Consumers can also be matched to a service professional by way of *1800Contractor.com*, an online directory of our network of service professionals that we own and operate. Consumers that visit this site are ultimately matched to a service professional by way of our *Exact Match* service or, if a match cannot be made through this service, by way of our *Market Match* service. We also offer website design and hosting services for our service professionals through Market Hardware, Inc.

In all cases, if a match is made through our services, consumers are under no obligation to work with the service professional referred by ServiceMagic. In addition, if we are unable to match a consumer with a service professional from our network, we may provide the consumer with contact information concerning service professionals outside of our network.

In addition to our matching services, consumers may also access our online library of service-related resources, which primarily include articles about home improvement, repair and maintenance, and related tools to assist consumers with the research, planning and management of their projects, and general advice for working with service professionals.

Marketing

We market our services to consumers primarily through search engine marketing, as well as through affiliate agreements with third parties. Pursuant to these agreements, third parties agree to advertise and promote our services on their websites and we agree to pay them a fixed fee when visitors from their websites click through to our website (on a cost-per-click basis) or submit a valid service request through our website (on a cost-per-acquisition basis). We also market our services to consumers through the purchase of paid listings displayed in yellow page directories, portals and contextual home improvement related sites and, to a lesser extent, through traditional offline advertising. We market our services to service professionals through our sales force, which obtains information concerning service professionals through a variety of sources. We also promote online enrollment in our network through search engine marketing, relationships with trade associations and affiliate marketing relationships.

Revenues

Our revenues are generated from fees paid by members of our network of service professionals for consumer leads (net of amounts paid to affiliates, where applicable), regardless of whether the service professional that received the lead ultimately provides the requested service, as well as from one-time fees charged upon enrollment and activation of new service professionals in our network. Lead fees vary based upon the service requested, with fees for leads generated through our *Exact Match* service being greater than those for leads generated through our *Market Match* service.

Competition

We currently compete with other service-related lead generation services, primarily home service-related services, as well as with internet directories and local advertising, including radio, direct marketing campaigns, yellow pages, newspapers and other offline directories. We also compete with local and national retailers of home improvement products that offer or promote installation services. We believe that our ability to compete successfully will depend primarily upon the following factors:

- the size, quality (as determined, in part, by reference to our pre-screening efforts and customer ratings and reviews), diversity and stability of our network of service professionals and the quality of services provided by these professionals;
- our continued ability to deliver consumer leads that convert into revenues for our network of service professionals in a cost-effective manner; and
- the functionality of our websites and the attractiveness of their features and our services generally to consumers and service professionals, as well as our ability to introduce new products and services that resonate with consumers and service professionals.

Media & Other Businesses

Our Media & Other segment currently consists primarily of Shoebuy, Pronto, Connected Ventures, Evite, Gifts.com, InstantAction.com, The Daily Beast and Electus. Shoebuy, a leading internet retailer of footwear and related apparel and accessories, generally acts as an agent in connection with the purchase of merchandise through its various websites, passing purchases made by customers through its various websites on to the relevant vendors for fulfillment and shipping. Pronto owns and operates Pronto.com, a leading comparison search engine, through which consumers can search and compare prices for a wide range of merchandise offered by online retailers. In many instances, Pronto.com has entered into agreements with these merchants to prominently display their products in response to consumer searches. In exchange, these merchants agree to pay a fee when Pronto.com users click through to merchant websites.

Gifts.com is a leading gift recommendation site, offering consumers gift ideas and interactive, personalized shopping services. Gifts.com combines editorial sourcing with its proprietary personality-based gift finder to deliver relevant and unbiased gift options to users. Evite is a free online invitation and social event planning service that also offers party ideas, planning checklists and other tools.

Connected Ventures is a new media network and development company that operates CollegeHumor Media, a leading online entertainment company targeting a core audience of young males ages eighteen to twenty-four, Notional, a production company specializing in the creation of video content for all distribution platforms, and BustedTees.com, an online t-shirt retailer targeting the CollegeHumor Media demographic. Electus is a multimedia company that seeks to enable media content creators to engage with advertising and technology partners at the inception of the creative process and partner on the finished product across a global and multi-platform distribution model.

InstantAction is a gaming platform that creates and distributes three-dimensional, multi-player console-like games playable online to registered users for a fee. The Daily Beast is a website dedicated to news and commentary, culture and entertainment that curates and provides existing online content and new works from its own roster of contributors to users free of charge.

In the case of the Media & Other segment, our revenues are generated from online advertising, content production and subscriptions.

Employees

As of December 31, 2009, IAC and its subsidiaries employed approximately 3,200 employees, most of whom were full-time employees. IAC believes that it generally has good employee relationships, including relationships with employees represented by unions or other similar organizations.

Additional Information

Company Website and Public Filings. The Company maintains a website at *www.iac.com*. Neither the information on the Company's website, nor the information on the website of any IAC business, is incorporated by reference in this report, or in any other filings with, or in any information furnished or submitted to, the SEC.

The Company makes available, free of charge through its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including related amendments) as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC.

Code of Ethics. The Company's code of ethics, as amended in April 2009, which applies to all employees, including all executive officers and senior financial officers (including IAC's CFO and Controller), and directors, is posted on the Company's website at *www.iac.com/newiaccodeofethics.pdf*. The code of ethics complies with Item 406 of SEC Regulation S-K and the rules of The Nasdaq Stock Market. Any changes to the code of ethics that affect the provisions required by Item 406 of Regulation S-K, and any waivers of the code of ethics for IAC's executive officers, directors or senior financial officers, will also be disclosed on IAC's website.

Item 1A. Risk Factors

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 10-K contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "projects," "intends," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC's anticipated financial performance, IAC's business prospects and strategy, anticipated trends and prospects in the various industries in which IAC businesses operate, new products, services and related strategies and other similar matters. These forward looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Actual results could differ materially from those contained in the forward looking statements included in this report for a variety of reasons, including, among others, the risk factors set forth below. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, the forward looking statements discussed in this report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward looking statements, which only reflect the views of IAC management as of the date of this report. IAC does not undertake to update these forward-looking statements.

Risk Factors

Mr. Diller currently controls IAC. If Mr. Diller ceases to control IAC, Liberty Media Corporation may effectively control IAC.

Subject to the terms of an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller has an irrevocable proxy to vote shares of IAC common stock and IAC Class B common stock held by Liberty. Accordingly, as of the date of this report, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of IAC stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC's Board of Directors and matters as to which Delaware law requires a separate class vote). Upon Mr. Diller's permanent departure from IAC, the irrevocable proxy terminates and, depending upon the capitalization of IAC at such time, Liberty may effectively control the voting power of the capital stock of IAC through its ownership of IAC Class B common stock.

In addition, under an amended and restated governance agreement among IAC, Liberty and Mr. Diller, Mr. Diller generally has the right to consent to limited matters in the event that IAC's ratio of total debt to EBITDA (as defined in the governance agreement) equals or exceeds 4:1 over a continuous 12-month period. While Mr. Diller may not currently exercise this right, no assurances can be given that this right will not be triggered in the future, and if so, that Mr. Diller will consent to any of the limited matters at such time, in which case IAC would not be able to engage in transactions or take actions covered by this consent right.

As a result of Mr. Diller's ownership interests and voting power (and Liberty's ownership interests and voting power), Mr. Diller currently is (and upon Mr. Diller's permanent departure from IAC in the future, Liberty may be) in a position to control or influence significant corporate actions, including without limitation, corporate transactions such as mergers, business combinations or dispositions of assets and determinations with respect to IAC's significant business direction and policies. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to IAC, which could adversely affect the market price of IAC securities.

Furthermore, given this concentrated control, IAC currently falls within the definition of a "Controlled Company" within the meaning of The Marketplace Rules of The Nasdaq Stock Market (the "Marketplace Rules"). As a Controlled Company, IAC is permitted, and has elected, to opt out of certain corporate governance requirements in the Marketplace Rules applicable to non-controlled companies, specifically, those that would otherwise require: (i) IAC's Board of Directors to have a majority of "independent" directors (within the meaning of the Marketplace Rules) and (ii) nominations to IAC's Board of Directors to be selected, or recommended for selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors. Accordingly, IAC stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Marketplace Rules.

We depend on our key personnel.

Our future success will depend upon the continued ability to identify, hire, develop, motivate and retain highly skilled individuals, with the continued contributions of senior management, particularly Barry Diller, the Chairman and CEO of IAC, being especially critical to our success. If Mr. Diller no longer serves in, or serves in some lesser capacity than, his current role, our business, financial condition and results of operations, as well as the market price of IAC securities, could be adversely affected. Competition for well-qualified employees across IAC and its various businesses is intense, and our continued ability to compete effectively depends, in part, upon our ability to attract new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot assure you that we will be able to attract new employees or retain the services of Mr. Diller, other members of senior management or any other key employees in the future. Mr. Diller does not have an employment agreement with IAC, though he owns approximately 4.3 million shares of IAC common stock, and holds unvested options to purchase approximately 1.8 million shares of IAC common stock, all of which vest in June 2010 and expire in June 2015.

We depend upon arrangements with Google and any adverse changes in this relationship could adversely affect our business, financial condition and results of operations.

A substantial portion of our consolidated revenue is attributable to a paid listing supply agreement with Google that expires on December 31, 2012. Pursuant to this agreement, Google sells paid listings directly to advertisers, which we in turn display and syndicate in response to user search queries that contain keywords selected and purchased by advertisers through Google. In exchange for making our search traffic available to Google, we receive a share of the revenue generated by the paid listings supplied to us. The amount of revenue we receive from Google depends upon a number of factors outside of our control, including the amount Google charges for advertisements and the efficiency of Google's system in attracting advertisers and serving up relevant paid listings in response to queries. In addition, our revenue will be impacted by the effectiveness (in terms of ultimately generating revenue for Google's advertisers) of clicks from users of our search services. If Google's performance were to deteriorate for any reason or if our traffic fails to generate revenue for Google's advertisers, revenues we receive from Google pursuant to the paid listing supply agreement would decrease, which would have an adverse effect on our business, financial condition and results of operations.

Our paid listing supply agreement requires that we establish guidelines to govern certain activities of certain third parties to whom we syndicate paid listings, specifically, the manner in which these parties drive search traffic to their websites and display Google paid listings within search results. Noncompliance with these requirements could, if not cured, result in the imposition of additional restrictions on our ability to syndicate paid listings and would give Google the right to terminate the paid listing supply agreement. The termination of the paid listing supply agreement by Google or the failure of Google to perform its obligations under the agreement would have a material adverse effect on our business, financial condition and results of operations. If this were to occur, we may not be able to find another suitable alternate paid listings provider (or if so, the terms of the agreements and the quality of paid listings may be inferior relative to our arrangements with, and the paid listings supplied by, Google) or otherwise replace the lost revenues.

General economic events or trends that reduce advertising spending could harm our business, financial condition and results of operations.

A substantial portion of our consolidated revenue is attributable to advertising. Accordingly, we are particularly sensitive to events and trends that result in decreased advertising expenditures. Advertising expenditures have historically been cyclical in nature, reflecting overall economic conditions and budgeting and buying patterns, as well as levels of consumer confidence and discretionary spending.

Small and local businesses with which we do business are particularly sensitive to these events and trends, given that they are not as well situated to weather the current economic environment as their larger competitors, which are generally better capitalized and have greater access to credit. The continuing adverse economic conditions generally have caused, and we expect that they may continue to cause, decreases and/or delays in both advertising and consumer expenditures, as well as related decreases in queries likely to generate revenue, any of which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Our success depends upon the continued growth and acceptance of online advertising, particularly paid listings, as an effective alternative to traditional, offline advertising and the continued commercial use of the internet.

Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional offline advertising media. Accordingly, we continue to compete with traditional media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures. We believe that the continued growth and acceptance of online advertising generally will depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models, the continued growth in commercial use of the internet (particularly abroad), the extent to which software programs that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, would have an adverse effect on our business, financial conditions and results of operations.

We depend, in part, upon arrangements with third parties to drive traffic to our various websites and convert visitors into users and customers.

We engage in a variety of activities designed to attract traffic to our various websites and convert visitors into repeat users and customers. How successful we are in these efforts depends, in part, upon our continued ability to enter into arrangements with third parties to drive traffic to our various websites, as well as the continued introduction of new and enhanced products and services that resonate with users and customers generally.

For example, in an effort to increase traffic to our destination search websites, we have entered into, and expect to continue to enter into, agreements to distribute our toolbars and search boxes to users through third parties. These agreements are generally not exclusive, are for a short term and are terminable by either party given notice. Our inability to enter into new (or renew existing) agreements to distribute our toolbars and search boxes through third parties would result in a decrease in traffic to our destination search websites, and in turn related decreases in queries and advertising revenues, which could have an adverse effect on our business, financial condition and results of operations.

In addition, in the case of our Match business, we have entered into a number of arrangements with third parties to drive traffic to our personals websites. Pursuant to these arrangements, third parties generally promote our services on their websites and we pay a fixed fee when visitors to these websites click though to our personals websites. These arrangements are generally not exclusive, are for a short term and are terminable by either party given notice. If existing arrangements with third parties are terminated or are not renewed upon their expiration and we fail to replace this traffic and related revenues, or if we are unable to enter into new arrangements with third parties in response to industry trends, our business, financial condition and results of operations could be adversely affected.

In the case of our ServiceMagic business, our ability to drive traffic depends, in part, on the nature and number of the third party service professionals who are members of our service provider network. While these professionals are required to agree that they will operate in accordance with our terms and conditions, we do not enter into long term contracts with them. In addition, a significant number of our service professionals are sole proprietorships and small businesses, which are particularly sensitive to economic downturns, constrained liquidity and decreases in consumer spending. As a result, our network of service professionals may experience turnover from time to time, which if significant or recurring over a prolonged basis, could result in a decrease in traffic to *ServiceMagic.com* and increased costs, all of which could adversely affect our business, financial condition and results of operations.

Even if we succeed in driving traffic to our destination search and other websites, we may not be able to convert this traffic or otherwise retain users unless we continue to provide quality products and services that resonate with consumers. We may not be able to adapt quickly and/or in cost-effective manner to frequent changes in user and customer requirements, which can be difficult to predict, or appropriately time the introduction of enhancements and/or new products or services to the market. Our inability to provide quality products and services would adversely affect user and customer experiences, which would result in a decrease in traffic to our various websites, lower conversion rates and a related decrease in revenues, which would adversely affect our business, financial condition and results of operations.

As discussed below, these traffic building and conversion initiatives also involve the expenditure of considerable sums for marketing, as well as for the development and introduction of new services, products and enhancements, infrastructure and other related efforts.

Marketing efforts designed to drive traffic to our various websites may not be successful or cost-effective.

Traffic building and conversion initiatives involve considerable expenditures for online and offline advertising and marketing. We have made, and expect to continue to make, significant expenditures for search engine marketing (primarily in the form of the purchase of keywords), online display advertising and traditional offline advertising in connection with these initiatives, which may not be successful or cost-effective. In the case of our search engine marketing efforts, our failure to respond successfully to rapid and frequent changes in the pricing and operating dynamics of search engines could adversely affect the placement of paid listings that appear in response to keywords we purchase, as well as adversely affect the pricing of the online advertising we purchase generally, which would increase our costs.

One of the most cost-effective efforts we employ to attract and acquire new, and retain existing, users and members is commonly referred to as search engine optimization, or SEO. SEO involves developing websites to rank well in search engine results. Search engines frequently update and change the logic that determines the placement and display of results of user searches. The failure to successfully manage SEO efforts across our businesses, including the timely modification of SEO efforts from time to time in response to periodic changes in search engine algorithms, search query trends and related actions by providers of search services designed to ensure the display of unique offerings in search results (which actions by search service providers may result in algorithmic listings being displayed less prominently within search engine results), could result in a substantial decrease in traffic to our various websites, which would result in substantial decreases in conversion rates and repeat business, as well as increased costs if we were to replace free traffic with paid traffic, any or all of which would adversely affect our business, financial condition and results of operations.

Lastly, as discussed above, we also enter into various arrangements with third parties in an effort to increase traffic, which arrangements are generally more cost-effective than traditional marketing efforts. If we are unable to renew existing (and enter into new) arrangements of this nature, sales and marketing costs as a percentage of revenue would increase over the long-term.

Any such failure to attract and acquire new, and retain existing, traffic, users and customers in a cost-effective manner could adversely affect our business, financial condition and results of operations.

We may not be able to adapt quickly enough to changing industry standards.

The e-commerce industry is characterized by evolving industry standards, coupled with frequent and related new service and product introductions and enhancements. The development of new service and product introductions and enhancements in response to evolving industry standards requires significant time and resources and we may not be able to adapt quickly enough (and/or in a cost-effective manner) to these changes or appropriately time the introduction of new services and products to the market and our failure to do so could adversely affect our business, financial condition and results of operations.

The continued widespread adoption of new internet or telecommunications technologies and devices or other technological changes could require us to modify or adapt our services or infrastructures and our failure to do so could render our existing websites, services and proprietary technologies obsolete, which could adversely affect our business, financial condition and results of operations. For example, user and usage volumes on mobile devices continue to increase relative to those of personal computers. The lower resolution, functionality and memory associated with mobile devices could make the use of our various services through these devices difficult. While we have developed mobile versions of certain of our services, we have limited experience with these applications and they may not be compelling to users. Furthermore, existing agreements across our business may need to be amended to cover the provision of our services on mobile devices, which the counterparties may be unwilling to do.

Furthermore, in the case of our search services, third parties have introduced (and continue to introduce) new technologies and applications that may interfere with the ability of our users to access or utilize some of our services generally. For example, third parties have introduced technologies and applications that prevent users from downloading toolbars generally and/or have features that significantly lessen the likelihood that previously downloaded toolbars will remain in active use, such as features that interfere with the functionality of search boxes embedded within our toolbars and the maintenance of settings previously selected by consumers in connection with the downloading of our toolbars. Third parties have also introduced technologies and applications that are either not compatible with (or otherwise interfere with) the "search assistant" function embedded within our toolbars, pursuant to which our toolbars generate search results for users that receive "DNS," "404" and other errors in response to search queries entered into search boxes embedded with our toolbars or the address bar of their web browsers. These technologies and applications adversely impact our ability to generate search queries through our toolbars, which in turns adversely impacts our revenues. Our failure to successfully modify our toolbars in a cost-effective manner in response to the introduction and adoption of these new technologies and applications could adversely affect our business, financial condition and results of operations.

We may experience operational and financial risks in connection with acquisitions. In addition, some of the businesses we acquire may incur significant losses from operations or experience impairment of carrying value.

We have made numerous acquisitions in the past and our future growth may depend, in part, on acquisitions. We may experience operational and financial risks in connection with acquisitions. To the extent that we continue to grow through acquisitions, we will need to:

- successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;
- retain or hire senior management and other key personnel at acquired businesses; and
- successfully manage acquisition-related strain on the management, operations and financial resources of IAC and/or acquired businesses.

We may not be successful in addressing these challenges or any other problems encountered in connection with historical and future acquisitions. In addition, the anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and the assumption of contingent liabilities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events and/or trends, which could result in significant impairment charges. The occurrence of any these events could have an adverse effect on our business, financial condition and results of operations.

We operate in certain international markets in which we have limited experience, and as a result, face additional risks. We may not be able to successfully expand into new, or further into existing, international markets.

We currently operate in a limited number of jurisdictions abroad and may continue to expand our international presence. In order for our products and services in these jurisdictions to achieve widespread acceptance, commercial use and acceptance of the internet must continue to grow, which growth may occur at slower rates than those experienced in the U.S. Moreover, we must continue to successfully tailor our services to the unique customs and cultures of these jurisdictions, which can be difficult and costly and the failure to do so could slow our international growth.

Operating abroad, where we have limited experience, exposes us to additional risks. For example, we may experience difficulties in managing operations due to distance, language and cultural differences, including issues associated with the establishment of management systems and infrastructures and the staffing of foreign operations, as well as exchange rate fluctuations. Our success in international markets will also depend, in part, on our ability to identify potential acquisition candidates, joint venture or other partners, and to enter into arrangements with these parties on favorable terms, given that we could encounter significant barriers to entry in connection with expansion efforts outside of these arrangements.

A variety of new and existing U.S. and foreign laws could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that are costly to comply with, can result in negative publicity and diversion of management time and effort, and can subject us to claims or other remedies. Many of these laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. The laws that do reference the internet are being interpreted by the courts, but their applicability and scope remain uncertain. For example, the laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted by our users, our products and services, or content generated by our users.

In addition, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Child Online Protection Act and the Children's Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California's Information Practices Act. We face similar risks and costs as our products and services are offered in international markets and may be subject to additional regulations.

Any failure on our part to comply with applicable laws may subject us to additional liabilities, which could adversely affect our business, financial condition and results of operations. In addition, if the laws to which we are currently subject are amended or interpreted adversely to our interests, or if new adverse laws are adopted, our products and services might need to be modified to comply with such laws, which would increase our costs and could result in decreased demand for our products and services to the extent that we pass on such costs to consumers. As a result, any changes of this nature could adversely affect our business, financial condition and results of operations.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other user data in connection with the processing of search queries and consumer transactions. The sharing, use, disclosure and protection of this information are governed by the respective privacy and data security policies maintained by our various businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

There are currently pending several bills in the U.S. Congress, which if passed could result in more onerous requirements regarding the manner in which certain personally identifiable information and other user data will need to be stored and managed. We could be adversely affected if legislation or regulations are expanded to require changes in our practices or privacy policies of our various businesses or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. The failure of any of our businesses, or their various third party vendors and service providers, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could adversely affect our business, financial condition and results of operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including trademarks, domain names, trade secrets, patents, copyrights and other similar intellectual property, as critical to our success. For example, the businesses within our principal reporting segments, our Search, Match and ServiceMagic reporting segments, rely heavily upon their trademarks (primarily *Ask.com*, *FunWebProducts*, *Match.com* and *ServiceMagic.com* and related domain names and logos), through which they market their services and seek to build and maintain brand loyalty and recognition. So long as these businesses continue to use these trademarks to identify their products and services and renew related trademarks upon their expiration, they will continue to have related trademark protections indefinitely under current trademark laws, rules and regulations.

The businesses within our Search segment also rely heavily upon trade secrets, primarily search algorithms through which organic search results are generated. To a lesser extent, these businesses also rely upon patented and patent-pending proprietary technologies and processes, primarily those relating to search-related products and services, with expiration dates for patented technologies ranging from 2017 to 2027, and copyrighted material, primarily emoticons, characters and other content that is incorporated into, and used in connection with the marketing of, downloadable toolbars generally.

Our Match segment also relies upon patent-pending proprietary technologies relating to matching process systems and related features, products and services. Our ServiceMagic segment also relies heavily upon trade secrets, primarily the matching algorithm through which members of its network of local service professionals are matched with consumers, as well as related patented proprietary technologies that expire in 2020.

We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect our various intellectual property rights. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names as we deem appropriate. Effective trademark protection may not be available or may not be sought in every country in which products and services are made available and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available.

We also generally seek to apply for patents or for other similar statutory protections as and if we deem appropriate, based on then current facts and circumstances, and will continue to do so in the future. No assurances can be given that any patent application we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon patents we own.

Despite these precautions, our intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could copy or otherwise obtain and use our intellectual property without authorization. The occurrence of any of these events could result in the erosion of our brand names and limitations on our ability to control marketing on or through the internet using our various domain names, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial conditions and results of operations.

From time to time, we have been subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

Our success depends, in part, on the integrity of our systems and infrastructure. System interruption and the lack of integration and redundancy in our information systems may affect our businesses.

To succeed, our systems and infrastructure must perform well on a consistent basis. From time to time, we may experience occasional system interruptions that make some or all of our systems or data unavailable or prevent us from providing services, which could adversely affect our business. Moreover, as traffic to our various websites and the related number of users and customers increase and the number of new (and presumably more complex) products and services that we introduce continues to grow, we will need to upgrade our systems, infrastructure and technologies generally to facilitate this growth. If we do not do so or if we experience inefficiencies and/or operational failures in connection with these efforts, third parties with whom we do business may not be able to access our services on an intermittent or prolonged basis and the quality of the user/customer experience could be adversely affected. Moreover, even if we do not encounter any inefficiencies and/or operational failures in connection with these efforts, third parties with whom we do business may not make the changes to their systems, infrastructure and technology needed in order to access our services on a timely basis, if at all. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

We also rely on third party computer systems, data centers, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate and process certain transactions with customers. Any interruptions, outages or delays in our systems or those of our third party providers, or deterioration in the performance of these systems, could impair our ability to provide services and/or process certain transactions with customers. Furthermore, data security breaches (as a result of the actions of hackers or otherwise), fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and other similar events or disruptions may damage or interrupt computer, data, broadband or other communications systems at any time. Any event of this nature could cause system interruption, delays and loss of critical data, and could prevent us from providing services to users and customers. While we have backup systems for certain aspects of our operations, our systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

In particular, our destination search websites may be adversely affected by fraudulent, surreptitious or other unwanted computer programs, applications and activity that make changes to users' computers and interfere with overall experience of our services, such as by hijacking queries to these websites or altering or replacing search results generated. This type of interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with us. These disruptive programs and applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent efforts to block or remove them. In addition, downloadable toolbars through which we provide search services are also subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in users' computer or in our systems and networks. No assurances can be given that our efforts to combat these malicious applications will be successful and/or that our products and services will not have (or will not be perceived to have) vulnerabilities in this regard.

If any of these adverse events were to occur, it could damage our reputation and result in the loss of current and potential users and customers, which could have an adverse effect on our business, financial condition and results of operations and otherwise be costly to remedy.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

IAC believes that the facilities for its management and operations are generally adequate for its current and near-term future needs. IAC's facilities, most of which are leased by IAC's businesses in various cities and locations in the United States and jurisdictions abroad, generally consist of executive and administrative offices, operations centers, data centers and sales offices.

All of IAC's leases are at prevailing market rates. IAC believes that the duration of each lease is adequate. IAC believes that its principal properties, whether owned or leased, are currently adequate for the purposes for which they are used and are suitably maintained for these purposes. IAC does not anticipate any future problems renewing or obtaining suitable leases for its principal properties. IAC's approximately 202,500 square foot corporate headquarters in New York, New York houses offices for IAC corporate and certain other IAC businesses.

Item 3. Legal Proceedings

In the ordinary course of business, the Company and its subsidiaries are parties to litigation involving property, personal injury, contract, intellectual property and other claims. The amounts that may be recovered in such matters may be subject to insurance coverage.

Rules of the Securities and Exchange Commission require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters which the Company and its subsidiaries are defending, including those described below, involves or is likely to involve amounts of that magnitude. The litigation matters described below involve issues or claims that may be of particular interest to the Company's shareholders, regardless of whether any of these matters may be material to the financial position or operations of the Company based upon the standard set forth in the SEC's rules.

Securities Class Action Litigation against IAC

As previously disclosed in a number of the Company's filings on SEC Forms 10-K and 10-Q, beginning on September 20, 2004, twelve purported shareholder class actions were commenced in the United States District Court for the Southern District of New York against IAC and certain of its officers and directors, alleging violations of the federal securities laws. These cases arose out of the Company's August 4, 2004 announcement of its earnings for the second quarter of 2004 and generally alleged that the value of the Company's stock was artificially inflated by pre-announcement statements about its financial results and forecasts that were false and misleading due to the defendants' alleged failure to disclose various problems faced by the Company's travel businesses (which in 2005 were spun off into a separate public company, Expedia, Inc.). On December 20, 2004, the district court consolidated the twelve lawsuits, appointed co-lead plaintiffs, and designated co-lead plaintiffs' counsel. *See In re IAC/InterActiveCorp Securities Litigation*, No. 04-CV-7447 (S.D.N.Y.).

On October 18, 2004, a related shareholder derivative action, *Stuart Garber, Derivatively on Behalf of IAC/InterActiveCorp v. Barry Diller et al.*, No. 04-603416, was commenced in the Supreme Court of the State of New York (New York County) against certain of IAC's officers and directors. On November 15, 2004, another related shareholder derivative action, *Lisa Butler, Derivatively on Behalf of IAC/InterActiveCorp v. Barry Diller et al.*, No. 04-CV-9067, was filed in the United States District Court for the Southern District of New York against certain of IAC's current and former directors. On January 24, 2005, the federal district court consolidated the *Butler* case with the securities class action for pre-trial purposes only. On February 2, 2005, the defendants in the *Garber* case removed it from New York state court to the United States District Court for the Southern District of New York. On April 11, 2005, the district court issued a similar consolidation order in respect of the *Garber* case.

On May 20, 2005, the plaintiffs in the federal securities class action filed a consolidated amended complaint. Like its twelve predecessors, the amended complaint generally alleged that the value of the Company's stock was artificially inflated by pre-announcement statements about the Company's financial results and forecasts that were false and misleading due to the defendants' alleged failure to disclose various problems faced by the Company's then travel businesses. The plaintiffs sought to represent a class of shareholders who purchased IAC common stock between March 31, 2003 and August 3, 2004. The defendants were IAC and fourteen current or former officers or directors of the Company or its former Expedia travel business. The complaint purported to assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, as well as Sections 11 and 15 of the Securities Act of 1933, and sought damages in an unspecified amount.

On July 5, 2005, the plaintiffs in the related shareholder suits filed a consolidated shareholder derivative complaint. The defendants were IAC (as a nominal defendant) and sixteen current or former officers or directors of the Company or its former Expedia travel business. The complaint, which was based upon factual allegations similar to those in the securities class action, purported to assert claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, violation of Section 14(a) of the Exchange Act, and contribution and indemnification. The complaint sought an order voiding the election of the Company's then current Board of Directors, as well as damages in an unspecified amount, various forms of equitable relief, restitution, and disgorgement of remuneration received by the individual defendants from the Company.

On September 15, 2005, IAC and the other defendants filed motions to dismiss both the securities class action and the shareholder derivative suits, which motions the plaintiffs opposed. On October 12, 2006, the court heard oral argument on the motions. On March 22, 2007, the court issued an opinion and order (i) granting the defendants' motion to dismiss the complaint in the securities class action, with leave to replead, and (ii) granting the defendants' motion to dismiss the complaint in the shareholder derivative suits, with prejudice.

On April 24, 2007, the plaintiffs in the shareholder derivative suits filed a notice of appeal to the United States Court of Appeals for the Second Circuit from the district court's order of dismissal. On consent of the parties, the appeal has been withdrawn from active consideration by the court of appeals. In addition, the plaintiffs have stipulated that they will abandon their appeal if the district court dismisses with prejudice the second amended complaint in the securities class action (described below).

On May 15, 2007, the plaintiffs in the securities class action filed a second amended complaint. The new pleading continues to allege that the defendants failed to disclose material information concerning problems at the Company's then-travel businesses and to assert the same legal claims as its predecessor. On August 15, 2007, the defendants filed a motion to dismiss the second amended complaint, which motion the plaintiffs have opposed. The motion remains pending.

The Company believes that the claims in the class action and the derivative suits lack merit and will continue to defend vigorously against them.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of any of the Company's security holders during the fourth quarter of 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity and Related Stockholder Matters

IAC common stock is quoted on The Nasdaq Stock Market, or "NASDAQ", under the ticker symbol "IACI". There is no established public trading market for IAC Class B common stock. The table below sets forth, for the calendar periods indicated, the high and low sales prices per share for IAC common stock as reported on NASDAQ. High and low sales prices per share of IAC common stock have been adjusted to reflect the impact of the one-for-two reverse stock split of IAC's common stock and the Spin-Off, both of which were completed following the close of trading on August 20, 2008.

The adjusted stock prices were determined by multiplying historical prices (pre-adjustment) by 0.43636 and multiplying the product by two to give effect to the reverse stock split effected immediately following the completion of the Spin-Off. The factor applied to historical prices (0.43636) is equal to (i) $7.68, which is equal to $17.60 (the closing price of IAC common stock in the regular way market on August 20, 2008) less $9.92 (the combined value of HSNi, ILG, Ticketmaster and Tree.com), divided by (ii) $17.60. The combined value of the spun-off entities is equal to (i) one-fifth of the respective closing prices of each of HSNi, ILG and Ticketmaster ($12.61, $14.12 and $21.64) plus (ii) one-thirtieth of the closing price of Tree.com ($7.42), in each case, in the when-issued trading market on August 20, 2008.

	High	Low
Year Ended December 31, 2009		
Fourth Quarter	$20.97	$18.70
Third Quarter	21.28	15.58
Second Quarter	17.15	14.85
First Quarter	16.52	13.23
Year Ended December 31, 2008		
Fourth Quarter	$18.07	$13.27
Third Quarter	17.91	14.71
Second Quarter	21.09	16.32
First Quarter	23.28	16.58

As of February 5, 2010, there were approximately 2,100 holders of record of the Company's common stock and the closing price of IAC common stock was $21.17. Because many of the outstanding shares of IAC common stock are held by brokers and other institutions on behalf of shareholders, IAC is not able to estimate the total number of beneficial shareholders represented by these record holders.

As of February 5, 2010, there was one holder of record of the Company's Class B common stock. IAC has paid no cash dividends on its common stock or Class B common stock to date and does not anticipate paying cash dividends on its common stock or Class B common stock in the immediate future.

During the quarter ended December 31, 2009, the Company did not issue or sell any shares of its common stock or other equity securities pursuant to unregistered transactions.

Issuer Purchases of Equity Securities

The following table sets forth purchases by the Company of its common stock during the quarter ended December 31, 2009:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
October 2009	657,232	$19.01	657,232	20,871,808
November 2009	5,539,844	19.50	5,539,844	15,331,964
December 2009	5,031,525	19.31	5,031,525	10,300,439
Total	11,228,601	$19.38	11,228,601	10,300,439(3)

(1) Reflects the weighted average price paid per share of IAC common stock.

(2) Reflects repurchases made pursuant to repurchase authorizations previously announced in October 2006 and/or July 2009.

(3) Represents the total number of shares of common stock that remained available for repurchase (as adjusted to give effect to the reverse stock split effected after the close of trading on August 20, 2008) as of December 31, 2009 pursuant to the July 2009 repurchase authorization. At February 5, 2010, IAC had approximately 5.8 million shares remaining pursuant to the July 2009 repurchase authorization.

On February 26, 2010, IAC's Board of Directors authorized the repurchase of up to 20 million shares of IAC common stock. This authorization is in addition to the 5.8 million shares remaining under the July 2009 repurchase authorization at February 5, 2010.

IAC may purchase shares pursuant to these repurchase authorizations over an indefinite period of time, depending on those factors IAC management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook.

Item 6. Selected Financial Data

The following table presents selected historical financial data of IAC for each of the years in the five-year period ended December 31, 2009. This data was derived from IAC's consolidated financial statements and reflects the operations and financial position of IAC at the dates and for the periods indicated. The information in this table should be read in conjunction with the consolidated financial statements and accompanying notes of IAC included herein.

	Year Ended December 31,				
	2009[1]	2008[2][3][4]	2007[5]	2006[6]	2005[7][8][9]
	(Dollars in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 1,375,788	$1,445,095	$ 1,332,582	$ 1,000,593	$ 523,493
Operating loss	(1,058,506)	(61,961)	(78,504)	(111,306)	(152,609)
(Loss) earnings from continuing operations	(969,016)	131,180	(6,411)	(27,399)	298,100
(Loss) earnings from discontinued operations, net of tax	(10,896)	(293,230)	(139,672)	213,697	571,967
(Loss) earnings attributable to IAC shareholders before preferred dividends	(978,822)	(156,201)	(144,069)	187,065	869,683
Net (loss) earnings attributable to IAC shareholders	(978,822)	(156,201)	(144,069)	187,065	861,745
Basic (loss) earnings per common share from continuing operations attributable to IAC shareholders[10]	(6.98)	0.98	(0.03)	(0.17)	1.76
Diluted (loss) earnings per common share from continuing operations attributable to IAC shareholders[10]	(6.98)	0.95	(0.03)	(0.17)	1.65
Basic (loss) earnings per common share attributable to IAC shareholders[10]	(7.06)	(1.12)	(1.01)	1.23	5.23
Diluted (loss) earnings per common share attributable to IAC shareholders[10]	(7.06)	(1.08)	(1.01)	1.23	4.81
Balance Sheet Data (end of period):					
Working capital	$ 1,709,772	$1,904,928	$ 1,692,004	$ 1,840,388	$ 2,384,366
Total assets	4,015,889	5,251,320	12,590,802	13,243,156	13,938,102
Long-term obligations, net of current maturities	95,844	95,844	834,542	837,048	929,654
Redeemable noncontrolling interests	28,180	22,771	32,880	24,212	1,706
Shareholders' equity	3,127,826	4,427,536	8,583,662	8,739,474	9,206,879

(1) Net (loss) earnings attributable to IAC shareholders includes an after-tax impairment charge of $991.9 million related to the goodwill and intangible assets of IAC Search & Media (formerly Ask Jeeves, Inc.) which comprises our Search properties, excluding Citysearch, and an after-tax write-down of $37.7 million related to the contingent value right received by the Company as part of the consideration for the sale of Home Shopping Europe GmbH & Co. KG, and its affiliated station HSE24 ("HSE"). Partially offsetting these write-downs are after-tax gains of $77.7 million and $23.7 million associated with the Company's sale of Match Europe and the sale of 2.0 million shares of OpenTable, Inc., respectively.

(2) On August 20, 2008, the Company completed the spin-off of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster Entertainment, Inc. ("Ticketmaster") and Tree.com, Inc. ("Tree.com") (collectively the "Spin-Off") into separate independent publicly traded companies. The results of HSNi, ILG, Ticketmaster and Tree.com have been presented as discontinued operations for 2008 and all prior periods.

(3) (Loss) earnings from discontinued operations, net of tax, includes after-tax impairment charges of $262.1 million and $148.9 million related to the write-down of HSNi's and Tree.com's goodwill and intangible assets, respectively, and an after-tax gain of $22.3 million related to the sale of Entertainment Publications, Inc. ("EPI"), IAC's former Entertainment segment. The results of EPI have been presented as discontinued operations for 2008 and all prior periods.

(4) Net (loss) earnings attributable to IAC shareholders includes after-tax gains of $242.5 million and $18.3 million associated with the Company's sale of its investment in Jupiter Shop Channel Co., Ltd. and its preferred investment in Points International, Ltd. Partially offsetting these gains is an after-tax write-down of $119.0 million related to the Company's investment portfolio, an after-tax loss of $38.3 million arising from the extinguishment of a significant portion of the 7% Senior Notes due 2013 and after-tax Spin-Off expenses of $35.2 million.

(5) (Loss) earnings from discontinued operations, net of tax, includes after-tax impairment charges of $452.1 million and $44.7 million related to the write-down of Tree.com's and EPI's goodwill and intangible assets, respectively, and an after-tax gain of $31.1 million related to the sale HSE, IAC's former Retailing International segment. The results of HSE have been presented as discontinued operations for 2007 and all prior periods.

(6) (Loss) earnings from discontinued operations, net of tax, includes an after-tax impairment charge of $167.9 million related to the write-down of EPI's goodwill and intangible assets and an after-tax gain of $9.6 million related to the sale of PRC, IAC's former Teleservices segment. The results of PRC have been presented as discontinued operations for 2006 and all prior periods.

(7) On August 9, 2005, the Company completed the spin-off of Expedia into a separate independent publicly traded company. The results of Expedia have been presented as discontinued operations for 2005.

(8) Includes the results of IAC Search & Media since its acquisition by IAC on July 19, 2005.

(9) Net (loss) earnings attributable to IAC shareholders includes an after-tax gain of $322.1 million related to the sale of IAC's common and preferred interests in Vivendi Universal Entertainment, LLLP ("VUE") to NBC Universal, an after-tax gain of $70.2 million related to the sale of EUVÍA and an after-tax charge of $49.0 million ($41.8 million in continuing operations and $7.2 million in discontinued operations) in non-cash compensation expense related to the treatment of vested stock options in connection with the Expedia spin-off. Net (loss) earnings attributable to IAC shareholders also includes an after-tax reduction in non-cash compensation expense of $1.7 million included in earnings from continuing operations and $23.7 million included in discontinued operations related to the cumulative effect of a change in IAC's estimate related to the number of stock-based awards that were expected to vest.

(10) On August 20, 2008, IAC effected a one-for-two reverse stock split of its common stock and its Class B common stock. Accordingly, all prior period earnings (loss) per common share data and shares outstanding have been adjusted to reflect the one-for-two-reverse stock split.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT OVERVIEW

IAC is a leading internet company with more than 50 brands serving consumer audiences across more than 30 countries... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. IAC includes the businesses comprising its Search segment; its Match and ServiceMagic segments; the businesses comprising its Media & Other segment; and certain investments in unconsolidated affiliates.

All references to "IAC," the "Company," "we," "our" or "us" in this report are to IAC/InterActiveCorp.

Results

Set forth below are the contributions made by our various segments and corporate expenses to consolidated revenue, operating (loss) income and Operating Income Before Amortization (as defined in IAC's Principles of Financial Reporting) for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands).

	Years Ended December 31,*				
	2009	Growth	2008	Growth	2007
Revenue:					
Search	$ 688,163	(10)%	$ 765,526	3%	$ 745,996
Match	342,598	(6)%	365,505	5%	348,733
ServiceMagic	155,813	26%	123,914	33%	93,385
Media & Other	197,842	(9)%	216,444	32%	164,068
Inter-segment elimination	(8,628)	67%	(26,294)	(34)%	(19,600)
Total	$ 1,375,788	(5)%	$1,445,095	8%	$1,332,582

	Years Ended December 31,*				
	2009	Growth	2008	Growth	2007
Operating (Loss) Income:					
Search	$ (990,119)	NM	$ 97,456	260%	$ 27,100
Match	84,655	12%	75,490	15%	65,780
ServiceMagic	13,383	(44)%	23,983	36%	17,587
Media & Other	(32,522)	38%	(52,678)	(184)%	(18,545)
Corporate	(133,903)	35%	(206,212)	(21)%	(170,426)
Total	$(1,058,506)	(1,608)%	$ (61,961)	21%	$ (78,504)

	Years Ended December 31,*				
	2009	Growth	2008	Growth	2007
Operating Income Before Amortization:					
Search	$ 81,727	(40)%	$ 136,311	60%	$ 85,388
Match	94,124	3%	91,266	16%	78,367
ServiceMagic	21,286	(19)%	26,244	26%	20,764
Media & Other	(28,659)	11%	(32,201)	(531)%	(5,103)
Corporate	(65,635)	46%	(121,522)	(23)%	(98,932)
Total	$ 102,843	3%	$ 100,098	24%	$ 80,484

* Beginning with the fourth quarter of 2009, the Company renamed and realigned its reportable segments. The Media & Advertising segment has been renamed "Search" and the Emerging Businesses segment has been renamed "Media & Other". Further, Evite has been moved from the Search segment (formerly Media & Advertising) to the Media & Other segment (formerly Emerging Businesses). Certain prior year amounts have been reclassified to conform to the current year presentation.

Refer to Note 14 to the consolidated financial statements for reconciliations by segment of Operating Income Before Amortization to operating (loss) income.

Sources of Revenue

For the years ended December 31, 2009, 2008 and 2007, Search was our largest revenue contributor. Our Search businesses offer information and services via the internet and are compensated directly and indirectly by advertisers generally based on performance and volume related measures. Our Match business offers subscription membership services and our ServiceMagic business is generally compensated on a fee basis by home service providers who participate in our services.

Strategic Partnerships, Advertiser Relationships and Online Advertising Spend

We market and offer our products and services directly to consumers through branded websites and membership programs, allowing consumers to transact directly with us in a convenient manner. We have made, and expect to continue to make, substantial investments in online and offline advertising to build our brands and drive traffic to our websites and consumers and advertisers to our businesses.

We pay traffic acquisition costs which consist of revenue share payments to third parties that have distributed our toolbars and/or integrated paid listings into their websites and similar arrangements with third parties who direct traffic to our websites. We also pay to market and distribute our services on third party distribution channels, such as internet portals and search engines. In addition, some of our businesses manage affiliate programs, pursuant to which we pay commissions and fees to third parties based on revenue earned. These distribution channels might also offer their own products and services, as well as those of other third parties, that compete with those we offer.

The cost of acquiring new consumers through online and offline third party distribution channels has increased, particularly in the case of online channels as internet commerce continues to grow and competition in the segments in which IAC's businesses operate increases.

Our various businesses provide supplier partners with important customer acquisition channels and we believe that the ability of our supplier partners to reach a large qualified audience through our services is a significant benefit. While we aim to build and maintain strong relationships with our supplier partners, we may not succeed in these efforts and there is always the risk that certain supplier partners may not make their products and services available to us in the future, including advertisers on the businesses within Search.

The substantial majority of the paid listings on our search properties is provided by Google Inc. ("Google") pursuant to a paid listing supply agreement which expires on December 31, 2012. For the years ended December 31, 2009, 2008 and 2007, revenue earned from Google was $564.8 million, $610.8 million and $568.1 million, respectively. Principally all of this revenue is earned by IAC Search & Media (formerly, Ask Jeeves, Inc.), which comprises our Search properties, excluding Citysearch.

International Operations

We continue to seek to expand the presence of certain of our brands and businesses abroad, primarily in Europe and Latin America, given the large consumer marketplace for the services and goods that our brands and businesses offer. We believe foreign markets generally exhibit similar characteristics of the U.S. in regards to customer acceptance of an online marketplace. As a percentage of total IAC revenue (which excludes revenue related to discontinued operations), international operations represented approximately 15%, 19% and 15% in 2009, 2008 and 2007, respectively. International revenue decreased in 2009 from 2008 due to the sale of Match Europe to Meetic S.A. ("Meetic"), an online dating company based in France, on June 5, 2009.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

IAC Consolidated Results

Revenue

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Revenue	$1,375,788	(5)%	$1,445,095	8%	$1,332,582

Revenue in 2009 decreased 5% or $69.3 million from 2008 primarily as a result of revenue decreases of $77.4 million from Search and $22.9 million from Match, partially offset by an increase of $31.9 million from ServiceMagic. The decrease from Search was driven by a sharp decline in network revenue, resulting from the discontinuation of relationships with certain partners that took place during 2008 in conjunction with the renewed Google agreement. Partially offsetting this decline is the continued growth in partners and queries at the Ask toolbar business and the favorable impact in 2009 from the acquisition of Lexico, which includes Dictionary.com and Thesaurus.com, on July 3, 2008. The decrease in revenue at Match was driven by the sale of Match Europe to Meetic on June 5, 2009, partially offset by the favorable impact from the acquisition of PeopleMedia on July 13, 2009 and solid growth in the U.S. business. The increase in revenue from ServiceMagic was primarily due to a more active service provider network resulting in a 25% increase in the number of times service requests are accepted by a service professional and a shift in the mix of requests to higher value service requests driven, in part, by increased marketing efforts.

Revenue in 2008 increased 8% or $112.5 million from 2007 primarily as a result of revenue increases of $52.4 million from Media & Other, $30.5 million from ServiceMagic, $19.5 million from Search and $16.8 million from Match. The contribution from Media & Other was driven primarily by strong revenue growth at Pronto and Shoebuy. The increase at ServiceMagic reflected a more active service provider network resulting in a 29% increase in the number of times service requests are accepted by a service professional driven by increased marketing efforts throughout the year. Also contributing to the increased revenue was strong growth from proprietary search properties at Search. Revenue per query on proprietary search properties grew primarily from improved economics associated with the renewed paid listing supply agreement with Google. Partially offsetting this increase in proprietary revenue was a sharp decline in network revenue, resulting from the discontinuation of relationships with certain partners that took place during 2008 in conjunction with the renewed Google agreement. The increase at Match was driven by a 5% increase in worldwide subscribers and a 3% increase in average revenue per subscriber.

Cost of Revenue

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Cost of revenue	$449,790	(6)%	$477,390	(9)%	$521,744
As a percentage of total revenue	33%	(34) bp	33%	(612) bp	39%

bp = basis points

Cost of revenue consists primarily of traffic acquisition costs, compensation and other employee-related costs (including stock-based compensation) for personnel engaged in data center functions, the cost of products sold and shipping and handling costs. Traffic acquisition costs consist of revenue share payments to partners that have distributed toolbars and/or integrated paid listings into their websites and similar arrangements with third parties who direct traffic to our websites.

Cost of revenue in 2009 decreased $27.6 million from 2008 primarily due to decreases of $20.7 million from Match and $6.0 million from Media & Other. The decrease in cost of revenue from Match was primarily due to a decrease of $20.0 million in traffic acquisition costs resulting principally from the sale of Match Europe to Meetic and the impact of more favorable economic terms under agreements with certain distribution partners. Cost of revenue from Media & Other decreased primarily due to the absence of ReserveAmerica in the current year period following its sale on January 31, 2009, partially offset by continued investment in InstantAction.com and The Daily Beast, as well as an increase of $3.0 million in the cost of products sold at Shoebuy due to increased sales.

Cost of revenue in 2008 decreased $44.4 million from 2007 primarily due to decreases of $51.3 million from Search and $14.6 million from Match, partially offset by an increase of $21.6 million from Media & Other. The decrease in cost of revenue was primarily due to decreases of $45.4 million and $16.1 million in traffic acquisition costs from Search and Match, respectively. Overall traffic acquisition costs from Search during the year decreased as a direct result of a decrease in network revenue, partially offset by growth in distribution revenue included as a component of proprietary revenue at IAC Search & Media. As a percentage of revenue, traffic acquisition costs associated with network revenue generated from integrated paid listings are lower than traffic acquisition costs associated with distribution revenue generated from partners who redirect traffic to the Ask.com landing page. The decrease in traffic acquisition costs from Match was due primarily to improved economics from agreements with certain domestic distribution partners. Partially offsetting these decreases was an increase in cost of revenue from Media & Other primarily due to an increase of $7.8 million in cost of products sold and $3.2 million in shipping and handling costs at Shoebuy due to increased sales. Cost of revenue from Media & Other was also impacted by the write-off of capitalized software, including game development costs, at InstantAction.com, increased costs at Gifts.com and costs incurred by various early stage businesses not in the year ago period.

Selling and marketing expense

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Selling and marketing expense	$474,639	3%	$459,021	13%	$405,891
As a percentage of total revenue	34%	274 bp	32%	131 bp	30%

Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales functions, marketing and promotion. Advertising and promotional expenditures include online marketing, including fees paid to search engines and third parties that distribute our toolbars, and offline marketing, including television, radio and print advertising.

Selling and marketing expense in 2009 increased $15.6 million from 2008 primarily due to an increase of $25.1 million from ServiceMagic, partially offset by a decrease of $10.2 million from Match. The increase in selling and marketing expense from ServiceMagic is primarily due to an increase of $19.8 million in advertising and promotional expenditures associated with online marketing and an increase in compensation and other employee-related costs, due in part, to the continued expansion of its sales force. The growth in service requests during the year from paid channels outpaced the growth in free requests as a result of the increase in online marketing. Partially offsetting these increases in selling and marketing expense is lower advertising and promotional expenditures of $7.8 million from Match. This decrease is due primarily to the sale of Match Europe to Meetic, partially offset by an increase in online marketing.

Selling and marketing expense in 2008 increased $53.1 million from 2007 primarily due to increases of $25.4 million from Media & Other, $20.5 million from ServiceMagic and $12.9 million from Match. The increase in selling and marketing expense from Media & Other is primarily due to an increase of $20.3 million in online marketing from Pronto. Selling and marketing expense from ServiceMagic increased primarily due to an increase of $15.6 million in advertising and promotional expenditures, as it continued to focus its spend on driving higher margin home repair and improvement requests. Also contributing to the increase in selling and marketing expense at ServiceMagic is an increase of $4.9 million in compensation and other employee-related costs primarily associated with the expansion of its sales force due in part to the opening of a new call center in Kansas City in the second quarter of 2007. Selling and marketing expense from Match increased primarily due to an increase of $11.7 million in advertising and promotional expenditures, including those associated with television advertising and online marketing related to Chemistry.com and various international marketing campaigns.

General and administrative expense

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
General and administrative expense	$289,462	(18)%	$352,538	27%	$276,942
As a percentage of total revenue	21%	(336) bp	24%	361 bp	21%

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in executive management functions, finance, legal, tax and human resources, facilities costs and fees for professional services.

General and administrative expense in 2009 decreased $63.1 million from 2008 primarily due to a decrease of $66.1 million from corporate. The decrease from corporate is principally due to the inclusion in the prior year period of $42.0 million in expenses related to the spin-off of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster Entertainment, Inc. ("Ticketmaster") and Tree.com, Inc. ("Tree.com") (collectively the "Spin-Off"), as well as a decrease in the current year period in compensation and other employee-related costs, including stock-based compensation. The decrease in compensation and other employee-related costs is due in part to a decrease of $16.4 million in non-cash compensation expense as the prior year period included the impact of the acceleration and modification of certain equity awards associated with the Spin-Off.

As of December 31, 2009, there was $137.3 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.6 years.

General and administrative expense in 2008 increased $75.6 million from 2007 primarily due to increases of $39.5 million from corporate and $25.4 million from Media & Other. The increase from corporate is principally due to an increase of $37.9 million in expenses related to the Spin-Off and an increase of $13.8 million in non-cash compensation expense, partially offset by a decrease of $5.8 million in professional fees, excluding Spin-Off related expenses noted above, a reduction of $3.7 million in insurance reserves due to favorable loss experience and a decrease of $3.5 million in rent expense. The increase in non-cash compensation expense is primarily due to the acceleration and modification of certain equity awards associated with the Spin-Off. General and administrative expense from Media & Other increased primarily due to the inclusion in the prior year of an $8.2 million reimbursement of previously expensed advances related to the restructuring of our interests in a business venture as well as increased operating expenses associated with Connected Ventures, InstantAction.com, RushmoreDrive.com and various early stage businesses not in the year ago period.

Product development expense

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Product development expense	$64,307	(10)%	$71,536	17%	$61,245
As a percentage of total revenue	5%	(28) bp	5%	35 bp	5%

Product development expense consists primarily of compensation and other employee-related costs (including stock-based compensation) that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology.

Product development expense in 2009 decreased $7.2 million from 2008 primarily due to a decrease of $5.1 million in compensation and other employee-related costs from Search which is due in part to a decrease of 7% in average headcount at IAC Search & Media. Also contributing to the decrease in product development expense is an increase in costs being capitalized in the current year period related to the development and enhancement of IAC Search & Media's product offerings and related technology.

Product development expense in 2008 increased $10.3 million from 2007, primarily due to increases of $5.7 million and $4.5 million in compensation and other employee-related costs from Search and Match, respectively. The increases from Search and Match are due in part to an approximate 8% and 30% increase in average headcount, respectively, as they continued to upgrade and enhance their technology and products.

Depreciation

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Depreciation	$64,633	(9)%	$71,051	19%	$59,861
As a percentage of total revenue	5%	(22) bp	5%	42 bp	4%

Depreciation in 2009 decreased $6.4 million from 2008 primarily due to certain fixed assets becoming fully depreciated, partially offset by the incremental depreciation associated with capital expenditures made during 2009 and 2008.

Depreciation in 2008 increased $11.2 million from 2007 primarily due to the incremental depreciation associated with capital expenditures made during 2007 and 2008 and various acquisitions, partially offset by certain fixed assets becoming fully depreciated during the period.

Operating Income Before Amortization

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Operating Income Before Amortization	$102,843	3%	$100,098	24%	$80,484
As a percentage of total revenue	7%	55 bp	7%	89 bp	6%

Operating Income Before Amortization in 2009 increased $2.7 million from 2008 primarily due to a decrease of $55.9 million in corporate expenses due in part to the inclusion in the prior year period of $42.0 million in expenses related to the Spin-Off and a decrease in compensation and other-employee related costs. Partially offsetting these increases in Operating Income Before Amortization is a decrease of $54.6 million from Search resulting primarily from lower overall revenue and higher traffic acquisition costs as a percentage of revenue.

Operating Income Before Amortization in 2008 increased $19.6 million from 2007 primarily due to growth of $50.9 million, $12.9 million and $5.5 million from Search, Match and ServiceMagic, respectively. These increases in Operating Income Before Amortization were partially offset by decreases of $27.1 million from Media & Other and $22.6 million from corporate. Contributing favorably to Operating Income Before Amortization is the impact of higher revenue and lower traffic acquisition costs from Search. Partially offsetting the increases in Operating Income Before Amortization at certain segments is the favorable impact in the prior year of an $8.2 million reimbursement of previously expensed advances related to the restructuring of our interests in a business venture within Media & Other, as well as increased operating expenses associated with various early stage businesses not in the year ago period, InstantAction.com, RushmoreDrive.com and Connected Ventures. Operating Income Before Amortization was further impacted by an increase of $37.9 million in expenses related to the Spin-Off, partially offset by lower non-Spin-Off related professional fees, a reduction in insurance reserves due to favorable loss experience and a decrease in rent expense from corporate.

Operating loss

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Operating loss	$(1,058,506)	(1,608)%	$(61,961)	21%	$(78,504)
As a percentage of total revenue	(77)%	(7,265) bp	(4)%	160 bp	(6)%

In connection with the Company's annual impairment assessment, in the fourth quarter of 2009, the Company identified and recorded impairment charges at the Search segment related to the write-down of the goodwill and intangible assets of IAC Search & Media of $916.9 million and $128.3 million, respectively. The impairments reflect lower growth projections for revenue and profits at IAC Search & Media in future years that reflect the Company's consideration of industry growth rates, competitive dynamics and IAC Search & Media's current operating strategies and the impact of these factors on the fair value of IAC Search & Media and its goodwill and intangible assets. In the fourth quarter of 2008, the Company identified and recorded impairment charges related to the write-down of the goodwill and indefinite-lived intangible assets of Connected Ventures, which is included in the Media & Other segment, of $11.6 million and $3.4 million, respectively, and the indefinite-lived intangible assets of the Search segment of $9.2 million. The impairment at Connected Ventures resulted from the Company's assessment of its future profitability. The impairment at the Search segment primarily resulted from the decline in revenue and profitability at IAC Search & Media's Excite, iWon and MyWay portals businesses. The intangible asset impairment charges are included in amortization of intangibles in the accompanying consolidated statement of operations. The intangible asset impairment charges were determined by comparing the fair values of the respective reporting unit's intangible assets with the carrying values. The goodwill impairment charges were determined by comparing the implied fair value of the respective reporting unit's goodwill with the carrying value. Fair values were determined using discounted cash flow analyses.

Operating loss in 2009 increased $996.5 million from 2008 primarily due to the impairment charges described above. Partially offsetting this increase in operating loss is an increase of $2.7 million in Operating Income Before Amortization described above and the decreases of $16.7 million in non-cash compensation expense, $4.1 million in amortization of non-cash marketing and $1.9 million in amortization of intangibles, exclusive of the impairment charges noted above. The decrease in non-cash compensation expense is primarily due to the acceleration and modification of certain equity awards associated with the Spin-Off in the prior year period. The amortization of non-cash marketing referred to in this report consists of non-cash advertising credits secured from Universal Television as part of the transaction pursuant to which Vivendi Universal Entertainment, LLLP ("VUE") was created, and the subsequent transaction by which IAC sold its partnership interests in VUE.

Operating loss in 2008 decreased $16.5 million from 2007 primarily due to the increase of $19.6 million in Operating Income Before Amortization described above and a decrease of $29.7 million in amortization of non-cash marketing, partially offset by the impairment charges noted above and an increase of $13.0 million in non-cash compensation expense. The decrease in amortization of non-cash marketing is attributable to IAC Search & Media and Shoebuy. The increase in non-cash compensation expense is primarily due to the acceleration and modification of certain equity awards associated with the Spin-Off.

Other income (expense)

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Other income (expense):					
Interest income	$ 10,218	(59)%	$ 24,759	(58)%	$ 58,931
Interest expense	(5,823)	(82)%	(32,364)	(45)%	(59,054)
Equity in (losses) income of unconsolidated affiliates	(14,014)	NM	16,640	(26)%	22,352
Gain on sale of long-term investments	28,835	(92)%	381,099	2,186%	16,669
Other income (expense)	71,759	NM	(234,690)	NM	35,516

Interest income in 2009 decreased $14.5 million from 2008 primarily due to the impact of lower average interest rates resulting, in part, from a reallocation of investments during the second half of 2008 into lower risk and yielding treasury and government agency funds, partially offset by higher average investment balances throughout the year. Interest expense in 2009 decreased $26.5 million from 2008 as the average amount of debt outstanding during the year decreased due to the extinguishment of $734.2 million of the Company's 7% Senior Notes due 2013 (the "Senior Notes") as described below. The remaining outstanding principal of the Senior Notes at December 31, 2009 is $15.8 million.

Equity in (losses) income of unconsolidated affiliates in 2009 decreased $30.7 million from 2008 primarily due to the inclusion in the prior year period of $29.8 million related to the equity in earnings of our former investment in Jupiter Shop Channel Co., Ltd. ("Jupiter Shop"), a Japanese TV shopping company, and a loss of $5.5 million from the Company's investment in Meetic, which is not in the year ago period. The loss from the investment in Meetic is primarily due to the write-off of Meetic's deferred revenue and the amortization of intangibles, required by purchase accounting rules. Equity in (losses) income of unconsolidated affiliates was further impacted by a $5.5 million impairment charge in 2008 described below.

Gain on sale of long-term investments in 2009 of $28.8 million principally represents a gain of $39.6 million related to the Company's sale of 2.0 million shares of OpenTable, Inc. ("OpenTable"). Partially offsetting this gain is a loss of $12.3 million related to the Company's sale of 5.5 million shares of Arcandor AG ("ARO") stock. As part of the consideration for the sale of Home Shopping Europe GmbH & Co. KG, and its affiliated station HSE24 ("HSE") in June 2007, the Company received 5.5 million shares of ARO stock plus additional consideration in the form of a contingent value right ("CVR").

Other income in 2009 of $71.8 million is principally due to a $132.2 million gain related to the sale of Match Europe to Meetic. On June 5, 2009, Match completed the sale of its European operations to Meetic. In exchange for its European operations, Match received a 27% stake in Meetic, plus a promissory note valued at $6.2 million. The promissory note was subsequently paid in the fourth quarter of 2009. Partially offsetting the increase in other income in 2009 are charges of $58.1 million and $4.6 million related to the write-down of the CVR and the impairment of the Company's shares of ARO stock, respectively. ARO filed for insolvency on June 9, 2009. The write-down related to the CVR was based upon the Company's assessment of the value that it expects to recover from the insolvency proceedings. The impairment charge related to the ARO stock was based on the Company's conclusion that the decline in ARO's stock price was other-than-temporary, due in part, to ARO's insolvency filing.

Interest income in 2008 decreased $34.2 million from 2007 primarily due to lower average cash and marketable securities balances in 2008, as well as the impact of lower average interest rates due, in part, to a reallocation of investments during the second half of the year into lower risk and yielding treasury and government agency funds. Interest expense in 2008 decreased $26.7 million from 2007 as the amount of outstanding debt decreased year over year due to the extinguishment of $734.2 million of Senior Notes.

Equity in income of unconsolidated affiliates in 2008 decreased $5.7 million from 2007 primarily due to a $5.5 million impairment charge to write-down an equity method investment to its fair value. The decline in value was determined to be other-than-temporary due to the equity method investee's operating losses, negative operating cash flows and the resulting need for changes to the investee's existing business model. The resulting valuation of the investee also reflected the assessment of market conditions and the investee's ability to successfully restructure. Equity in income of unconsolidated affiliates was further impacted by increased losses associated with various Company investments, including those not in the year ago period, partially offset by higher earnings from its investment in Jupiter Shop.

Gain on sale of long-term investments in 2008 represents a gain of $352.0 million on the sale of the Company's investment in Jupiter Shop and a gain of $29.1 million associated with the sale of the Company's preferred investment in Points International, Ltd. ("Points"). On December 8, 2008 the Company sold its 30% equity stake in Jupiter Shop for $493.3 million.

Other expense in 2008 of $234.7 million is primarily due to the impairment charges of $166.7 million and $13.3 million related to the Company's investment in ARO, and certain other investments, respectively. At December 31, 2008, the Company's investment in ARO totaled €16.9 million or $23.8 million. The impairment charge resulted from the Company's conclusion that the decline in the value of the investment in ARO was other-than-temporary due to the significant decline in, and the Company's assessment of the near-to-medium term prospects for a recovery of, the ARO stock price.

Other expense in 2008 also reflects a $63.2 million loss on the extinguishment of $734.2 million of the Senior Notes. On August 20, 2008, IAC purchased for cash $456.7 million of Senior Notes pursuant to its amended tender offer to purchase the outstanding Senior Notes. Concurrent with the tender offer and in connection with the Spin-Off, the Company exchanged an additional $277.4 million in principal amount of the Senior Notes for the debt of ILG.

Gain on sale of long-term investments in 2007 represents amounts received due to the resolution of certain contingencies related to the sale of our common interests in VUE to NBC Universal on June 7, 2005.

Other income in 2007 of $35.5 million was primarily due to gains of $24.1 million and $5.2 million associated with the CVR and the derivatives created in the Expedia spin-off, respectively. Other income also included a gain of $3.1 million on the sale of fixed assets in 2007.

Income tax provision

In 2009, the Company recorded an income tax provision for continuing operations of $1.5 million, despite losses from continuing operations. The tax provision is due to non-deductible impairment charges related to IAC Search & Media. In 2008, the Company recorded an income tax benefit for continuing operations of $37.7 million, despite income from continuing operations. The tax benefit is due to a net reduction in deferred tax liabilities caused by the Spin-Off, foreign tax credits generated by the sale of Jupiter Shop, foreign income taxed at lower rates, and state tax benefits, partially offset by changes in tax reserves, non-deductible costs related to the Spin-Off, and an increase in valuation allowances on deferred tax assets related to other-than-temporary losses related to certain investments. In 2007, the Company recorded an income tax provision for continuing operations of $2.3 million, despite a loss from continuing operations. The tax provision includes interest on tax contingencies, partially offset by benefits from foreign tax credits associated with foreign equity investments, tax exempt income, federal tax credits for increasing research activities and non-taxable gains on derivatives.

The Company is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by the Company are recorded in the period they become known.

At December 31, 2009 and 2008, the Company had unrecognized tax benefits of $394.3 million and $372.6 million, respectively. Unrecognized tax benefits for December 31, 2009 increased by $21.7 million due principally to a net increase in state and local tax reserves, offset by the reversal of deductible temporary differences. The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in the income tax expense from continuing operations and discontinued operations for the year ended December 31, 2009 is an $8.3 million expense and a $3.7 million expense, net of related deferred taxes of $5.5 million and $2.5 million, respectively, for interest on unrecognized tax benefits. At December 31, 2009 and 2008, the Company has accrued $68.7 million and $49.7 million, respectively, for the payment of interest. Included in the income tax expense from continuing operations and discontinued operations for the year ended December 31, 2009 is a $3.1 million expense and a $1.3 million expense, respectively, for penalties on unrecognized tax benefits. At December 31, 2009 and 2008, the Company has accrued $5.0 million and $0.6 million, respectively, for penalties.

The Internal Revenue Service is currently examining the Company's tax returns for the years ended December 31, 2001 through 2006. The statute of limitations for these years has been extended to December 31, 2010. Various state, local and foreign jurisdictions are currently under examination, the most significant of which are California, New York and New York City, for various tax years beginning with December 31, 2002. These examinations are expected to be completed in 2011. The Company believes that it is reasonably possible that its unrecognized tax benefits could decrease by $16.5 million within twelve months of the current reporting date primarily due to the reversal of deductible temporary differences which will primarily result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits, while potentially significant, cannot be made.

On February 1, 2010, President Obama released his administration's updated proposals to modify certain aspects of the rules governing the U.S. taxation of certain non-U.S. subsidiaries. Many details of the proposal remain unknown and any legislation enacting such modifications would require Congressional approval; however, changes to these rules could impact the Company's effective tax rate. The Company will continue to monitor the progress of the proposals to determine the impact, if any, to the Company's consolidated financial position, results of operations and cash flows.

Discontinued operations

Discontinued operations in the accompanying consolidated statement of operations include HSNi, ILG, Ticketmaster and Tree.com through August 20, 2008, Entertainment Publications, Inc. ("EPI") through May 30, 2008, HSE through June 19, 2007.

Results from these discontinued operations, net of tax, in 2009, 2008 and 2007 were losses of $10.9 million, $316.5 million and $173.2 million, respectively. The 2009 amount is principally due to tax return to provision adjustments related to the spun-off entities and interest on tax contingencies. The 2008 amount is principally due to the losses of HSNi, Tree.com and EPI, which include pre-tax impairment charges related to goodwill and indefinite-lived intangible assets of $221.5 million and $78.5 million, respectively, for HSNi and $132.5 million and $33.4 million, respectively, for Tree.com. The losses from HSNi, Tree.com and EPI were partially offset by income of Ticketmaster and ILG. The 2007 amount is principally due to the losses of Tree.com and EPI, which include pre-tax impairment charges related to goodwill and intangible assets for Tree.com of $459.5 million and $16.2 million, respectively, and $48.3 million and $8.9 million, respectively, for EPI. The losses from Tree.com and EPI were partially offset by income of Ticketmaster, HSNi and ILG.

Additionally, the Company recognized after-tax gains in 2008 and 2007 of $22.3 million and $31.1 million on the sales of EPI in 2008 and HSE in 2007, respectively.

Segment Results

In addition to the discussion of consolidated results above, the following is a discussion of the results of each segment.

Search

Our Search segment consists primarily of Ask.com and other destination search websites through which we provide search and related advertising services, and toolbars and applications through which we promote and distribute these services, as well as Citysearch, a leading online local city guide.

For the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenue declined 10% to $688.2 million, primarily due to a sharp decline in network revenue, resulting from the discontinuation of relationships with certain partners that took place during 2008 in conjunction with the renewed Google agreement. The impact of this discontinuation was fully anniversaried during the second quarter of 2009. Revenue declines also reflect a decrease in revenue per query at Ask.com resulting from fewer clicks per visit as users find what they are searching for sooner due to the site's improved user experience resulting from its relaunch in October 2008. Offsetting these decreases was the continued growth in partners and queries at the Ask toolbar business and the favorable impact to revenue of $9.4 million related to the acquisition of Lexico, which includes Dictionary.com and Thesaurus.com, on July 3, 2008. Citysearch's revenue decline reflects a difficult display advertising environment and transitional issues related to the relaunch of the site and the integration of a new ad serving platform.

Operating Income Before Amortization decreased 40% to $81.7 million, primarily due to the lower revenue noted above and an increase of $2.9 million in selling and marketing expense, partially offset by decreases of $7.9 million in traffic acquisition costs and $6.3 million in product development expense. The increase in selling and marketing expense is primarily due to an increase of $4.6 million in advertising and promotional expenditures, including those associated with the NASCAR partnership and an ad campaign to rebrand the Ask.co.UK website. Overall traffic acquisition costs during the period decreased as a direct result of a sharp decline in network revenue at IAC Search & Media; however, traffic acquisition costs as a percentage of revenue increased. The decrease in product development expense is primarily due to a decrease of $5.1 million in compensation and other employee-related costs due, in part, to an approximate 7% reduction in average headcount at IAC Search & Media and an increase in costs being capitalized in the current year period related to the development and enhancement of IAC Search & Media's product offerings and related technology.

Operating income decreased $1.1 billion to a loss of $990.1 million, primarily due to impairment charges related to the write-down of goodwill and intangible assets of IAC Search & Media of $916.9 million and $128.3 million, respectively. The impairment charges reflect lower growth projections for revenue and profits at IAC Search & Media in future years that reflect the Company's consideration of industry growth rates, competitive dynamics and IAC Search & Media's current operating strategies and the impact of these factors on the fair value of IAC Search & Media and its goodwill and intangible assets. In 2008 the Company identified and recorded an indefinite-lived intangible asset impairment charge of $9.2 million related to the decline in revenue and profitability at IAC Search & Media's Excite, iWon and MyWay portals businesses. Further contributing to the decrease in operating income in the current year is the decrease in Operating Income Before Amortization described above and increases of $1.6 million in amortization of non-cash marketing and $0.6 million in non-cash compensation expense, partially offset by a decrease of $5.2 million in amortization of intangibles, exclusive of the impairment charges described above.

For the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue grew 3% to $765.5 million, primarily due to improved economics associated with the renewed paid listing supply agreement with Google, which resulted in an increase in revenue per query across most proprietary search properties. Revenue also benefited from an increase in both queries and revenue per query at Ask.com internationally and Fun Web Products. The growth in queries at Ask.com internationally and Fun Web Products was partially offset by declines in queries at Ask.com in the U.S. due, in part, to significantly lower marketing spend in 2008 versus 2007. Offsetting these increases in revenue was a sharp decline in network revenue, resulting from the discontinuation of relationships with certain partners that took place during 2008 in conjunction with the renewed Google agreement. Proprietary revenue represented 68.6% of total Search revenue during the year versus 53.8% in 2007. The acquisition of Lexico on July 3, 2008 contributed $10.1 million to revenue in 2008. Citysearch continued to grow users and revenue during the year.

Operating Income Before Amortization increased 60% to $136.3 million, growing at a faster rate than revenue primarily due to the reduction in the current year of $45.4 million in traffic acquisition costs and a decrease in selling and marketing expense, partially offset by an increase of $5.8 million in product development expense. Overall traffic acquisition costs during the year decreased as a direct result of a decrease in network revenue, partially offset by growth in distribution revenue included as a component of proprietary revenue at IAC Search & Media. As a percentage of revenue, traffic acquisition costs associated with network revenue generated from integrated paid listings are lower than traffic acquisition costs associated with distribution revenue generated from partners who redirect traffic to the Ask.com landing page. Contributing to the decrease in selling and marketing expense is a decrease of $13.1 million in advertising and promotional expenditures partially offset by an increase of $7.0 million in compensation and other employee-related costs. The increase in product development expense is primarily due to an increase of $5.7 million in compensation and other employee-related costs, due in part to acquisitions not in the year ago period and an approximate 8% increase in average headcount at IAC Search & Media.

Operating income increased 260% to $97.5 million, primarily due to the increase in Operating Income Before Amortization described above and a decrease of $28.7 million in amortization of non-cash marketing, partially offset by an increase of $9.3 million in amortization of intangibles. The increase in amortization of intangibles resulted principally from an indefinite-lived intangible asset impairment charge of $9.2 million described above.

Match

For the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenue declined 6% to $342.6 million, reflecting the sale of Match Europe to Meetic on June 5, 2009, partially offset by a $16.5 million contribution from PeopleMedia, acquired July 13, 2009, and solid growth in the U.S. business. Excluding the results of Match Europe from both periods and PeopleMedia from the current period, revenue grew 6% during the current year period driven by a 5% increase in U.S. subscribers, partially offset by a 2% decline in U.S. revenue per subscriber.

Operating Income Before Amortization increased 3% to $94.1 million despite the decrease in revenue noted above, primarily due to decreases of $20.7 million in cost of revenue and $10.2 million in selling and marketing expense, partially offset by an increase of $3.2 million in general and administrative expense. Both the decrease in cost of revenue and selling and marketing expense is primarily due to the sale of Match Europe. Cost of revenue and selling and marketing expense were further impacted by more favorable economic terms under agreements with certain distribution partners and an increase in advertising and promotional expenditures associated with online marketing, respectively. The increase in general and administrative expense was principally due to $3.2 million of professional fees related to the sale of Match Europe in exchange for a 27% investment in Meetic.

Operating income increased 12% to $84.7 million in 2009, primarily due to the increase in Operating Income Before Amortization described above and a decrease of $10.7 million in amortization of non-cash marketing, partially offset by an increase of $4.3 million in amortization of intangibles, relating primarily to the acquisition of PeopleMedia.

For the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue grew 5% to $365.5 million, reflecting a 2% increase in both international subscribers and revenue per subscriber, and 6% and 3% growth in North America subscribers and revenue per subscriber, respectively. The growth in international subscribers was driven by expansion in several markets, most notably the United Kingdom and Japan, partially offset by declines in Spain and Germany. Domestically, Chemistry.com continued to grow subscribers during 2008.

Operating Income Before Amortization increased 16% to $91.3 million, growing at a faster rate than revenue primarily due to lower traffic acquisition costs as a percentage of revenue due to more favorable economic terms under agreements with certain domestic distribution partners, partially offset by increased marketing spend and increased compensation and other employee-related costs related to product development. In 2008, Match experienced increases in advertising expenses associated with television advertising and online marketing related to Chemistry.com and various international marketing campaigns. The increase in compensation and other employee-related costs related to product development is due in part to an approximate 30% increase in average headcount as the company continued to make improvements to the site's features and functionality.

Operating income increased 15% to $75.5 million primarily due to the increase in Operating Income Before Amortization described above and a decrease in amortization of intangibles, partially offset by an increase of $4.0 million in amortization of non-cash marketing.

ServiceMagic

For the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenue grew 26% to $155.8 million, benefiting from a 20% increase in service requests to a growing and more active service provider network and a shift in mix to higher value service requests driven, in part, by increased marketing efforts. During 2009, ServiceMagic experienced a 25% increase in the number of times service requests are accepted by a service professional. A service request can be transmitted to and accepted by more than one service professional. Revenue further benefited from a combined $8.2 million contribution from ServiceMagic International, acquired October 29, 2008, and Market Hardware, acquired January 23, 2009. Excluding the results of these acquisitions, revenue grew 19%.

Operating Income Before Amortization decreased 19% to $21.3 million, despite the increase in revenue noted above, reflecting increases of $25.1 million in selling and marketing expense and $9.1 million in general and administrative expense. The increase in selling and marketing expense is primarily driven by an increase in advertising and promotional expenditures associated with online marketing. The growth in service requests during the year from paid channels outpaced the growth in free requests as a result of the increase in online marketing. Also contributing to the increase in selling and marketing expense is an increase in compensation and other employee-related costs, due in part, to the continued expansion of its sales force. The increase in general and administrative expense is primarily due to increases of $4.6 million and $1.8 million in compensation and other employee-related costs related to recent acquisitions and bad debt expense, respectively.

Operating income decreased 44% to $13.4 million, primarily due to the decrease in Operating Income Before Amortization described above, the impact in 2009 of $5.0 million in amortization of non-cash marketing and an increase of $1.2 million in amortization of intangibles, partially offset by a decrease of $0.6 million in non-cash compensation expense.

For the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue grew 33% to $123.9 million, benefiting from a more active service provider network and a 27% increase in service requests driven by increased marketing efforts. During 2008, ServiceMagic experienced a 29% increase in the number of times service requests are accepted by a service professional.

Operating Income Before Amortization increased 26% to $26.2 million, primarily due to the increase in revenue noted above, partially offset by increases of $20.5 million in selling and marketing expense and $3.9 million in general and administrative expense. The increase in selling and marketing expense is primarily due to an increase of $15.6 million in advertising and promotional expenditures, as ServiceMagic continued to focus its spend on driving higher margin home repair and improvement requests. However, during 2008, ServiceMagic experienced slowing growth in these high margin requests due, in part, to the weak economic environment. Also contributing to the increase in selling and marketing expense is an increase of $4.9 million in compensation and other employee-related costs primarily associated with the expansion of its sales force due in part to the opening of a new call center in Kansas City in the second quarter of 2007. Contributing to the increase in general and administrative expense are increases of $1.4 million, $0.9 million and $0.8 million in compensation and other employee-related costs, bad debt expense and facilities costs, respectively.

Operating income increased 36% to $24.0 million, primarily due to the increase in Operating Income Before Amortization described above and a decrease of $1.0 million in amortization of intangibles, partially offset by an increase in non-cash compensation expense.

Media & Other

Our Media & Other segment includes Shoebuy, Pronto, Connected Ventures, Evite, Gifts.com, InstantAction.com, The Daily Beast and Electus.

For the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenue declined 9% to $197.8 million primarily reflecting the absence of revenue from ReserveAmerica in the current year period following its sale on January 31, 2009, partially offset by growth at Shoebuy and Connected Ventures.

Operating Income Before Amortization loss decreased by $3.5 million to a loss of $28.7 million. Losses decreased due primarily to cost savings related to the shutdown or sale of certain businesses of $7.7 million and profitability at Gifts.com, partially offset by increased operating expenses associated with The Daily Beast and InstantAction.com.

Operating loss decreased by $20.2 million to $32.5 million primarily due to the decreased Operating Income Before Amortization loss described above and a goodwill impairment charge of $1.1 million in 2009 as compared to $11.6 million in 2008. The 2009 goodwill impairment charge relates to our gift card business and the 2008 goodwill impairment charge related to Connected Ventures, as described further below. Also contributing to the decrease in operating loss are decreases in amortization of intangibles and non-cash compensation expense of $5.7 million and $0.4 million, respectively. The decrease in amortization of intangibles is primarily due to the inclusion in the prior year period of $3.4 million associated with an indefinite-lived intangible asset impairment charge related to Connected Ventures.

For the year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue grew 32% to $216.4 million reflecting strong growth at Pronto and Shoebuy. The increase in revenue at Pronto was primarily due to improvements in customer acquisition and monetization.

Operating Income Before Amortization loss increased by $27.1 million to a loss of $32.2 million. Losses increased due primarily to the inclusion in the prior year's results of an $8.2 million reimbursement of previously expensed advances related to the restructuring of our interests in a business venture, as well as increased operating expenses associated with various early stage businesses not in the year ago period, InstantAction.com, RushmoreDrive.com and Connected Ventures. Partially offsetting the decrease in Operating Income Before Amortization loss was the first full year of profitability at Pronto.

Operating loss increased by $34.1 million to $52.7 million primarily due to the increased Operating Income Before Amortization loss described above and a goodwill and indefinite-lived intangible assets impairment charge of $11.6 million and $3.4 million, respectively, related to Connected Ventures, partially offset by the inclusion in the prior year period of $4.9 million in amortization of non-cash marketing related to Shoebuy and a decrease of non-cash compensation expense. The impairment at Connected Ventures resulted from the Company's assessment of its future profitability.

Corporate

For the year ended December 31, 2009 compared to the year ended December 31, 2008

Operating Income Before Amortization loss decreased by $55.9 million to a loss of $65.6 million primarily due to the inclusion in the prior year period of $42.0 million in expenses related to the Spin-Off. The current year period also benefited from lower compensation and other employee-related costs.

Operating loss decreased $72.3 million to a loss of $133.9 million reflecting the decrease in Operating Income Before Amortization loss described above and a decrease of $16.4 million in non-cash compensation expense. The decrease in non-cash compensation expense reflects the acceleration and modification of certain equity awards associated with the Spin-Off in the prior year period.

For the year ended December 31, 2008 compared to the year ended December 31, 2007

Operating Income Before Amortization loss increased $22.6 million to a loss of $121.5 million reflecting an increase of $37.9 million in expenses related to the Spin-Off, partially offset by decreases of $5.8 million in non-Spin-Off related professional fees, a reduction of $3.7 million in insurance reserves due to favorable loss experience and a decrease of $3.5 million in rent expense.

Operating loss increased $35.8 million to $206.2 million, primarily due to the increase in Operating Income Before Amortization loss described above and an increase of $13.2 million in non-cash compensation expense. The increase in non-cash compensation expense is primarily due to the acceleration and modification of certain equity awards associated with the Spin-Off, partially offset by the reversal in 2008 of cumulative expense associated with performance-based restricted stock units which were not probable of vesting.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, the Company had $1.2 billion of cash and cash equivalents, $487.6 million of marketable securities and $95.8 million in long-term debt. Long-term debt consists of $80.0 million in Liberty Bonds due September 1, 2035 and $15.8 million in Senior Notes.

During 2009 and 2008, the Company purchased 32.1 million and 3.0 million shares of IAC common stock for aggregate consideration, on a trade date basis, of $554.2 million and $145.6 million, respectively. The Company also repurchased an additional 4.5 million shares from January 1, 2010 through February 5, 2010 for aggregate consideration of $93.6 million. On February 26, 2010, the Company's Board of Directors authorized the repurchase of up to 20 million shares of IAC common stock. This authorization is in addition to the 5.8 million shares remaining at February 5, 2010 from the previous authorization. IAC may purchase shares over an indefinite period of time, depending on those factors IAC management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook.

Net cash provided by operating activities attributable to continuing operations was $331.5 million and $107.7 million in 2009 and 2008, respectively. The increase of $223.9 million in net cash provided by operating activities attributable to continuing operations is primarily due to refunds of income taxes received in 2009 related to the carryback of various tax attributes to prior years, lower interest payments made during 2009 due to the extinguishment in 2008 of a majority of the Company's Senior Notes and the 2008 discretionary cash bonuses being paid in the fourth quarter of 2008, whereas the 2009 discretionary cash bonuses will be paid in the first quarter of 2010.

Net cash used in investing activities attributable to continuing operations in 2009 of $426.6 million includes $356.7 million related to the net purchases, sales and maturities of marketable securities, acquisitions, net of cash acquired, of $85.5 million and capital expenditures of $37.9 million, partially offset by the proceeds of $64.0 million from the sales of long-term investments. The proceeds from the sale of long-term investments relate primarily to the sale of OpenTable. Net cash provided by investing activities attributable to continuing operations in 2008 of $927.4 million includes the proceeds of $549.3 million from the sale of long-term investments, the net cash distribution from the spun-off businesses of $441.7 million, the net proceeds of $186.3 million related to the sales, maturities and purchases of marketable securities and the proceeds of $32.2 million from the sale of EPI, partially offset by acquisitions, net of cash acquired, of $148.6 million, purchases of long-term investments of $67.9 million and capital expenditures of $65.6 million. The purchases of long-term investments in 2008 related primarily to the Company's equity investment in The HealthCentral Network. The proceeds from the sale of long-term investments relate primarily to the sale of our equity investment in Jupiter Shop and our preferred investment in Points.

Net cash used in financing activities attributable to continuing operations in 2009 of $406.0 million includes the purchase of treasury stock of $545.5 million and the settlement of vested stock-based awards denominated in a subsidiary's equity of $14.3 million, partially offset by the proceeds related to the issuance of common stock, net of withholding taxes, of $151.9 million. Included in the proceeds related to the issuance of common stock are aggregate proceeds of $150.9 million from the exercise of warrants to acquire 11.5 million shares of IAC common stock that were due to expire on February 4, 2009. The strike price of the warrants was $13.09 per share. Net cash used in financing activities attributable to continuing operations in 2008 of $674.1 million includes the repurchase of Senior Notes of $519.9 million, the purchase of treasury stock of $145.6 million and the issuance of common stock pursuant to stock-based awards, net of withholding taxes, of $10.6 million.

Net cash used in discontinued operations was $3.5 million and $178.3 million in 2009 and 2008, respectively. Net cash used in discontinued operations in 2008 relates primarily to the operations of Ticketmaster, HSNi, ILG and Tree.com. The Company does not expect future cash flows associated with existing discontinued operations to be material.

IAC anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its overall operations. The Company may make a number of acquisitions which could result in the reduction of its cash balance or the incurrence of debt. IAC expects that 2010 capital expenditures will be slightly lower than 2009. IAC believes that its cash on hand along with its anticipated operating cash flows in 2010 and its access to capital markets are sufficient to fund its operating needs, capital, investing and other commitments and contingencies for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual Obligations(a)	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(In thousands)				
Long-term debt(b)	$203,726	$ 5,109	$10,218	$24,399	$164,000
Purchase obligations(c)	1,288	281	561	446	—
Operating leases	307,603	19,554	39,418	29,933	218,698
Total contractual cash obligations	$512,617	$24,944	$50,197	$54,778	$382,698

(a) At December 31, 2009, the Company has recorded $462.9 million of unrecognized tax benefits which includes accrued interest of $68.7 million. This amount includes $286.1 million for unrecognized tax benefits and related interest that could result in future net cash payments to taxing authorities. The Company cannot make a reasonably reliable estimate of the expected period of cash settlement of these items.

(b) Represents contractual amounts due, including interest.

(c) The purchase obligations primarily relate to minimum payments due under telecommunication contracts related to data transmission lines.

Other Commercial Commitments*	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(In thousands)				
Guarantee and letters of credit	$22,918	$22,692	$226	$—	$—

* Commercial commitments are funding commitments that could potentially require registrant performance in the event of demands by third parties or contingent events, such as under lines of credit extended or under a guarantee of debt.

Off-Balance Sheet Arrangements

Other than the items described above, the Company does not have any off-balance sheet arrangements as of December 31, 2009.

IAC'S PRINCIPLES OF FINANCIAL REPORTING

IAC reports Operating Income Before Amortization as a supplemental measure to generally accepted accounting principles ("GAAP"). This measure is one of the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. IAC endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with GAAP, and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measure which we discuss below.

Definition of IAC's Non-GAAP Measure

Operating Income Before Amortization is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of non-cash marketing, (3) amortization and impairment of intangibles, (4) goodwill impairment, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. We believe this measure is useful to investors because it represents the consolidated operating results from IAC's segments, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to IAC's statement of operations of certain expenses, including non-cash compensation, non-cash marketing, and acquisition-related accounting.

Pro Forma Results

We will only present Operating Income Before Amortization on a pro forma basis if we view a particular transaction as significant in size or transformational in nature. For the periods presented in this report, there are no transactions that we have included on a pro forma basis.

One-Time Items

Operating Income Before Amortization is presented before one-time items, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with the Securities and Exchange Commission rules. For the periods presented in this report, there are no one-time items.

Non-Cash Expenses That Are Excluded From IAC's Non-GAAP Measure

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards are settled, at the Company's discretion, on a net basis, with the Company remitting the required tax withholding amount from its current funds.

Amortization of non-cash marketing consists of non-cash advertising credits secured from Universal Television as part of the transaction pursuant to which VUE was created, and the subsequent transaction by which IAC sold its partnership interests in VUE (collectively referred to as "NBC Universal Advertising"). The NBC Universal Advertising was available for television advertising on various NBC Universal network and cable channels without any cash cost. At December 31, 2009, there were no NBC Universal Advertising credits available as all credits had been used.

The NBC Universal Advertising is excluded from Operating Income Before Amortization because it is non-cash and generally is incremental to the advertising the Company otherwise secures as a result of its ordinary cost/benefit marketing planning process. Accordingly, the Company's aggregate level of advertising, and the increased concentration of that advertising on NBC Universal network and cable channels, does not reflect what our advertising effort would otherwise be without these credits. As a result, management believes that treating the NBC Universal Advertising as an expense does not appropriately reflect its true cost/benefit relationship, nor does it best reflect the Company's long-term level of advertising expenditures. Nonetheless, while the benefits directly attributable to television advertising are always difficult to determine, and especially so with respect to the NBC Universal Advertising due to its incrementality and heavy concentration, it is likely that the Company does derive benefits from it, though management believes such benefits are generally less than those received through its regular advertising for the reasons stated above. Operating Income Before Amortization therefore has the limitation of including those benefits while excluding the associated expense.

Amortization of intangibles (including impairment of intangibles, if applicable) is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as technology and supplier agreements, are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise trade names and trademarks, which are not subject to amortization. An impairment is recorded when the carrying value of an intangible asset exceeds its fair value. While it is likely that we will have intangible amortization expense as we continue to acquire companies, we believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization is not an ongoing cost of doing business.

RECONCILIATION OF OPERATING INCOME BEFORE AMORTIZATION

For a reconciliation of Operating Income Before Amortization to operating (loss) income by business and to net loss attributable to IAC shareholders in total for the years ended December 31, 2009, 2008 and 2007, see Note 14 to the consolidated financial statements.

Critical Accounting Policies and Estimates

The following disclosure is provided to supplement the descriptions of IAC's accounting policies contained in Note 2 to the consolidated financial statements in regard to significant areas of judgment. Management of the Company is required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our consolidated financial statements than others. What follows is a discussion of some of our more significant accounting policies and estimates.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets, which consist of certain of the Company's trade names and trademarks, are tested annually for impairment as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. The annual assessments identified impairment charges in 2009 related to the IAC Search & Media reporting unit and in 2008 related to the Connected Ventures and IAC Search & Media reporting units. These impairment charges are more fully described above in "Results of Operations for the Years Ended December 31, 2009, 2008 and 2007". The value of goodwill and indefinite-lived intangible assets that is subject to annual assessment for impairment is $999.4 million and $245.7 million, respectively, at December 31, 2009.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company's reporting units to its carrying value, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a discounted cash flow ("DCF") analysis. Determining fair value requires the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on the Company's most recent budget and, for years beyond the budget, the Company's estimates, which are based, in part, on forecasted growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. The discount rates used in the Company's annual impairment assessments were the same in 2009 and 2008. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying value of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with its carrying value to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

The Company's indefinite-lived intangible assets consist of acquired trade names and trademarks. The impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of indefinite-lived intangible assets are determined using an avoided royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks. The discount rates used in the Company's annual impairment assessments were the same in 2009 and 2008. The royalty rates were unchanged from 2008 to 2009 with the exception of the reduced royalty rates used in the determination of the fair values of certain trade names and trademarks of IAC Search & Media.

The Company has seven reporting units with goodwill. Of these, IAC Search & Media, InstantAction.com and Connected Ventures have fair values that approximate their carrying values. The amount of goodwill of each of the reporting units is $527.6 million, $31.6 million and $8.4 million, respectively, at December 31, 2009. If operating results of these businesses vary significantly from anticipated results, future, potentially material, impairments of goodwill and/or indefinite-lived intangible assets could occur. To illustrate the magnitude of potential impairment charges relative to future changes in estimated fair values, had the estimated fair values of each of these reporting units been hypothetically lower by 10% as of October 1, 2009, the carrying values of IAC Search & Media, InstantAction.com and Connected Ventures would have exceeded their respective fair values by approximately $80 million, $4 million and $4 million, respectively. Had the estimated fair values of each of these reporting units been hypothetically lower by 20% as of October 1, 2009, the carrying values of IAC Search & Media, InstantAction.com and Connected Ventures would have exceeded their respective fair values by approximately $160 million, $8 million and $8 million, respectively.

Any impairment charge that might result in the future would be determined based upon the excess of the carrying value of goodwill over its implied fair value using the second step of the impairment analysis that is described above but, in any event, would not be expected to be lower than the excess of the carrying value of the reporting unit over its fair value. The primary driver in the DCF valuation analyses and the determination of the fair values of the Company's reporting units is the estimate of future revenue and profitability. Generally, the Company would expect to record an impairment if forecasted revenue and profitability are no longer expected to be achieved and as a result, the carrying value of a reporting unit(s) exceeds its fair value. This assessment would be based, in part, upon the performance of its businesses relative to budget, the Company's assessment of macroeconomic factors, industry and competitive dynamics and the strategies of its businesses in response to these factors.

Recoverability of Long-Lived Assets

We review the carrying value of all long-lived assets, comprising property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. During 2009, the Company recorded an impairment charge related to the definite-lived intangible assets of IAC Search & Media. The definite-lived intangible asset impairment charge primarily relates to certain technology and advertiser relationships, the carrying values of which were no longer considered recoverable based upon an assessment of future cash flows related to these assets. Accordingly, these assets were written down to fair value. The value of long-lived assets that is subject to assessment for impairment is $312.8 million at December 31, 2009.

Marketable Securities

The Company invests in certain marketable securities, which consist primarily of short-to-intermediate-term debt securities issued by the U.S. government, U.S. government agencies, states of the U.S. and subdivisions thereof and investment grade corporate issuers. The unrealized gains and losses on marketable securities, net of tax, are included in accumulated other comprehensive income as a separate component of shareholders' equity. The specific-identification method is used to determine the cost of a security sold or the amount of unrealized gains and losses reclassified from accumulated other comprehensive income into earnings.

The Company employs a methodology that considers available evidence in evaluating potential other-than-temporary impairment of its investments. Investments are considered to be impaired when a decline in fair value below the amortized cost basis is determined to be other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the amortized cost basis, the financial condition and near-term prospects of the issuer, and whether it is not more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis, which may be maturity. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current earnings and a new cost basis in the investment is established. Future events may result in reconsideration of the nature of losses as other-than-temporary and market and other factors may cause the value of the Company's investment in marketable securities to decline. During 2008, the Company concluded that the decline in the ARO stock price was other-than-temporary and wrote the value of the 5.5 million shares of ARO stock down resulting in impairment charges totaling $166.7 million. The impairment charges were determined to be other-than-temporary due to the significant decline in, and the Company's assessment of the near-to-medium term prospects for a recovery of, the ARO stock price. During 2009, the Company sold its 5.5 million shares of ARO stock, resulting in aggregate losses of $12.3 million. Prior to the sale of its last 1.1 million shares of ARO stock, the Company concluded that the decline in the stock price of these remaining shares was other-than-temporary, due in part, to ARO's insolvency filing on June 9, 2009, and recorded impairment charges totaling $4.6 million.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances when it is assessed that all or a portion of the receivable will not be collected. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the specific customer's ability to pay its obligation to the Company, and the condition of the general economy and the customer's industry. The Company writes off accounts receivable when they become uncollectible. The Company also maintains allowances to reserve for potential credits issued to customers or other revenue adjustments. The amount of these reserves are based, in part, on historical experience. As of December 31, 2009, the Company's allowance for doubtful accounts is $11.3 million.

Income Taxes

Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 4, and reflect management's assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. As of December 31, 2009, the balance of deferred tax assets, net, is $145.8 million. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the IRS, as well as actual operating results of the Company that vary significantly from anticipated results. We recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Stock Based Compensation

As disclosed in the notes to the consolidated financial statements, the Company estimated the fair value of stock options issued in 2009 and 2008 using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 2.1% and 2.6%, respectively, a dividend yield of zero and volatility factors of 59% and 47%, respectively, based on the historical stock price volatilities of peer companies operating in the same industry sector as IAC and a weighted average expected life of the stock options of 4.9 years and 4.4 years, respectively. The historical stock price volatilities of peer companies is used due to the lack of sufficient historical IAC stock price volatilities subsequent to the Spin-Off. There were no stock options granted by the Company during the year ended December 31, 2007. For stock options issued since 2003, including unvested stock options assumed in acquisitions, the value of the stock option is measured at the grant date (or acquisition date, if applicable) at fair value and amortized over the remaining vesting term. The impact on non-cash compensation expense for the year ended December 31, 2009, assuming a 1% increase in the risk-free interest rate, a 10% increase in the volatility factor, and a one year increase in the weighted average expected life of the outstanding options would be an increase of $1.5 million, $7.7 million, and $4.7 million, respectively. The Company also issues restricted stock units and performance stock units. For restricted stock units issued, the value of the instrument is measured at the grant date as the fair value of IAC common stock and amortized ratably as non-cash compensation expense over the vesting term. For performance stock units issued, the value of the instrument is measured at the grant date as the fair value of IAC common stock and expensed as non-cash compensation when the performance targets are considered probable of being achieved.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's investment portfolio and long-term debt.

Investment Portfolio

The Company invests its excess cash in certain cash equivalents and marketable securities, which consist primarily of money market instruments and short-to-intermediate-term debt securities issued by the U.S. government, U.S. governmental agencies, states of the U.S. and subdivisions thereof and investment grade corporate issuers. The Company employs a methodology that considers available evidence in evaluating potential impairment of its investments. Investments are considered to be impaired when a decline in fair value below the amortized cost basis is determined to be other-than-temporary. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Based on the Company's total debt investment securities as of December 31, 2009, a 100 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the debt investment securities by $3.4 million. Such potential increase or decrease in fair value is based on certain simplifying assumptions, including a constant level and rate of debt securities and an immediate across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period. Conversely, since almost all of the Company's cash balance of approximately $1.2 billion is invested in variable rate interest earning assets, the Company would also earn more (less) interest income due to such an increase (decrease) in interest rates.

Long-term Debt

At December 31, 2009, the Company's outstanding debt approximated $95.8 million, all of which pays interest at fixed rates. If market rates decline, the Company runs the risk that the related required payments on the fixed rate debt will exceed those based on market rates. A 100 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the fixed-rate debt by $10.3 million. Such potential increase or decrease in fair value is based on certain simplifying assumptions, including a constant level and rate of fixed-rate debt for all maturities and an immediate across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

Equity Price Risk

At December 31, 2009, the Company had investments in equity securities of publicly traded companies that are considered available-for-sale marketable equity securities and are included in either "Marketable securities" or "Long-term investments" in the accompanying consolidated balance sheet depending upon management's intent to hold the securities. These available-for-sale marketable equity securities, with the exception of the Company's investment in Meetic, are reported at fair value based on quoted market prices with unrealized gains or losses on these securities, net of tax, included as a component of "Accumulated other comprehensive income" in the accompanying consolidated balance sheet. These investments in equity securities of publicly traded companies may be subject to significant fluctuations in fair value due to the volatility of the stock market, among other factors. The Company accounts for its investment in Meetic using the equity method of accounting, as described below. During 2009, the Company recorded an impairment charge on its investment in ARO of $4.6 million, as described below. It is not customary for the Company to make significant investments in equity securities as part of its marketable securities investment strategy.

As part of the consideration for the sale of HSE to ARO on June 19, 2007, IAC received approximately 5.5 million shares of ARO stock plus additional consideration in the form of a CVR. ARO shares are listed on the German stock exchange (XETRA: ARO) and as a result, IAC is exposed to changes in ARO's stock price. ARO filed for insolvency on June 9, 2009 which accelerated the maturity date of the CVR. The ARO stock is an available-for-sale marketable equity security. The CVR is accounted for as a derivative asset and maintained at fair value each reporting period with any changes in fair value recognized in current earnings as a component of other income (expense) in the consolidated statement of operations each period. During 2009, the Company sold its 5.5 million shares of ARO stock, resulting in aggregate losses of $12.3 million. Prior to the sale of its last 1.1 million shares of ARO stock, the Company concluded that the decline in the stock price of these remaining shares was other-than-temporary, due in part, to ARO's insolvency filing, and recorded impairment charges totaling $4.6 million. In addition, during 2009, the Company recorded a write-down totaling $58.1 million related to the CVR based upon the Company's assessment of the value that it expects to recover from the insolvency proceedings. The impairment charges related to the shares of ARO stock and the loss related to the write-down of the CVR are included in "Other income (expense)" in the accompanying consolidated statement of operations.

On October 25, 2004, IAC made an investment in OpenTable, a provider of online restaurant reservations. The purchase price of the investment was $15.1 million in cash and was accounted for under the cost method. On May 21, 2009, OpenTable became a public company trading on the Nasdaq stock exchange (Nasdaq: OPEN) and as a result, IAC is exposed to changes in OpenTable's stock price. As a result of this transaction, IAC no longer accounts for its investment using the cost method of accounting but rather accounts for such investment as an available-for-sale marketable equity security. During the third and fourth quarters of 2009, the Company sold 1.8 million and 0.2 million shares of OpenTable stock, respectively, resulting in gains of $36.2 million and $3.4 million, respectively. The carrying value of the OpenTable investment is $4.9 million at December 31, 2009. The related unrealized gain of $2.1 million, net of deferred taxes, is included in other comprehensive income in the accompanying consolidated financial statements.

On June 5, 2009, in exchange for Match Europe, IAC received approximately 6.1 million shares of common stock (a 27% stake) in Meetic, an online dating company based in France, plus a promissory note valued at $6.2 million. The promissory note was subsequently paid in the fourth quarter of 2009. Meetic shares are listed on the Euronext stock exchange (EPA: MEET) and as a result, IAC is exposed to changes in Meetic's stock price. The investment in Meetic is accounted for under the equity method on a one-quarter lag. The carrying value of the Meetic investment is $156.5 million (€106.3 million) at December 31, 2009. The fair value of the Meetic investment, based on its quoted market price, is $166.7 million (€115.8 million) at December 31, 2009.

Foreign Currency Exchange Risk

The Company conducts business in certain foreign markets, primarily in the European Union. The Company's primary exposure to foreign currency risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro and British Pound Sterling. However, the exposure is mitigated since the Company has generally reinvested profits from international operations in order to grow the businesses. As a percentage of total IAC revenue (which excludes revenue related to discontinued operations), international operations represented approximately 15%, 19% and 15% in 2009, 2008 and 2007, respectively. The statements of operations of the Company's international operations are translated into United States dollars at the average exchange rates in each applicable period. To the extent the United States dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenues and operating income. Similarly, the Company's revenue and operating income will increase for our international operations if the United States dollar weakens against foreign currencies. The

Company is also exposed to foreign currency risk related to its assets and liabilities denominated in a currency other than the functional currency.

The economic impact of currency exchange rate movements on the Company is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause the Company to adjust its financing and operating strategies. Foreign exchange gains and losses were not material to the Company's earnings in 2009, 2008 and 2007. As currency exchange rates change, translation of the income statements of the Company's international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically, the Company has not hedged foreign currency translation risks because cash flows from international operations were generally reinvested locally. However, the Company periodically reviews its strategy for hedging foreign currency translation risks. The Company's objective in managing its foreign currency risk is to minimize its potential exposure to the changes that exchange rates might have on its earnings, cash flows and financial position.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
IAC/InterActiveCorp

We have audited the accompanying consolidated balance sheet of IAC/InterActiveCorp and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IAC/InterActiveCorp and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAC/InterActiveCorp's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 26, 2010

IAC/INTERACTIVECORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	December 31,	
	2009	2008
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 1,245,997	$ 1,744,994
Marketable securities	487,591	125,592
Accounts receivable, net of allowance of $11,283 and $11,396, respectively	101,834	98,402
Other current assets	164,627	215,630
Total current assets	2,000,049	2,184,618
Property and equipment, net	297,412	330,261
Goodwill	999,355	1,910,295
Intangible assets, net	261,172	386,756
Long-term investments	272,930	120,582
Other non-current assets	184,971	318,808
TOTAL ASSETS	$ 4,015,889	$ 5,251,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable, trade	$ 39,173	$ 48,876
Deferred revenue	57,822	50,886
Accrued expenses and other current liabilities	193,282	179,928
Total current liabilities	290,277	279,690
Long-term debt	95,844	95,844
Income taxes payable	450,129	403,043
Other long-term liabilities	23,633	22,436
Redeemable noncontrolling interests	28,180	22,771
Commitments and contingencies		
SHAREHOLDERS' EQUITY:		
Common stock $.001 par value; authorized 1,600,000,000 shares; issued 222,657,925 and 210,217,183 shares, respectively, and outstanding 108,131,736 and 127,809,801 shares, respectively	223	210
Class B convertible common stock $.001 par value; authorized 400,000,000 shares; issued 16,157,499 shares and outstanding 12,799,999 shares	16	16
Additional paid-in capital	11,322,993	11,112,014
(Accumulated deficit) retained earnings	(751,377)	227,445
Accumulated other comprehensive income	24,503	2,180
Treasury stock 114,526,189 and 82,407,382 shares, respectively	(7,468,532)	(6,914,329)
Total shareholders' equity	3,127,826	4,427,536
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,015,889	$ 5,251,320

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenue	$ 1,375,788	$1,445,095	$1,332,582
Costs and expenses:			
Cost of revenue (exclusive of depreciation shown separately below)	449,790	477,390	521,744
Selling and marketing expense	474,639	459,021	405,891
General and administrative expense	289,462	352,538	276,942
Product development expense	64,307	71,536	61,245
Depreciation	64,633	71,051	59,861
Amortization of non-cash marketing	15,868	20,002	49,670
Amortization of intangibles	157,671	43,918	35,733
Goodwill impairment	917,924	11,600	—
Total costs and expenses	2,434,294	1,507,056	1,411,086
Operating loss	(1,058,506)	(61,961)	(78,504)
Other income (expense):			
Interest income	10,218	24,759	58,931
Interest expense	(5,823)	(32,364)	(59,054)
Equity in (losses) income of unconsolidated affiliates	(14,014)	16,640	22,352
Gain on sale of long-term investments	28,835	381,099	16,669
Other income (expense)	71,759	(234,690)	35,516
Total other income, net	90,975	155,444	74,414
(Loss) earnings from continuing operations before income taxes	(967,531)	93,483	(4,090)
Income tax (provision) benefit	(1,485)	37,697	(2,321)
(Loss) earnings from continuing operations	(969,016)	131,180	(6,411)
Gain on sale of discontinued operations, net of tax	—	23,314	33,524
Loss from discontinued operations, net of tax	(10,896)	(316,544)	(173,196)
Net loss	(979,912)	(162,050)	(146,083)
Net loss attributable to noncontrolling interests	1,090	5,849	2,014
Net loss attributable to IAC shareholders	$ (978,822)	$ (156,201)	$ (144,069)
Per share information attributable to IAC shareholders:			
Basic (loss) earnings per share from continuing operations	$ (6.98)	$ 0.98	$ (0.03)
Diluted (loss) earnings per share from continuing operations	$ (6.98)	$ 0.95	$ (0.03)
Basic loss per share	$ (7.06)	$ (1.12)	$ (1.01)
Diluted loss per share	$ (7.06)	$ (1.08)	$ (1.01)
Non-cash compensation expense by function:			
Cost of revenue	$ 3,136	$ 3,831	$ 3,989
Selling and marketing expense	3,191	4,432	4,615
General and administrative expense	58,711	71,585	58,021
Product development expense	4,848	6,691	6,960
Total non-cash compensation expense	$ 69,886	$ 86,539	$ 73,585

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Total	Preferred Stock $.01 Par Value		Common Stock $.001 Par Value		Class B Convertible Common Stock $.001 Par Value		Additional Paid-in Capital	Retained Earnings	Accum. Other Comp. Income	Treasury Stock	Note Receivable From Key Executive for Common Stock Issuance
		$	Shares	$	Shares	$	Shares					
	(In thousands)											
Balance as of December 31, 2006	$ 8,739,474	$—	1	$205	205,243	$16	16,157	$14,636,699	$ 291,192	$ 76,505	$(6,260,145)	$(4,998)
Comprehensive loss:												
Net loss attributable to IAC shareholders for the year ended December 31, 2007	(144,069)	—	—	—	—	—	—	—	(144,069)	—	—	—
Change in net unrealized losses on available-for-sale securities, net of tax benefit of $26,371	(41,564)	—	—	—	—	—	—	—	—	(41,564)	—	—
Foreign currency translation, net of tax provision of $8,750	7,228	—	—	—	—	—	—	—	—	7,228	—	—
Net losses on derivative contracts	(2,355)	—	—	—	—	—	—	—	—	(2,355)	—	—
Comprehensive loss	(180,760)											
Non-cash compensation expense	102,300	—	—	—	—	—	—	102,300	—	—	—	—
Issuance of common stock upon exercise of stock options, vesting of restricted stock units and other, net of withholding taxes	(72,226)	—	—	4	3,151	—	—	(72,230)	—	—	—	—
Income tax benefit related to the exercise of stock options, vesting of restricted stock units and other	77,353	—	—	—	—	—	—	77,353	—	—	—	—
Issuance of common stock upon conversion of convertible notes and exercise of certain warrants	10,052	—	—	—	145	—	—	10,052	—	—	—	—
Purchase of treasury stock	(508,594)	—	—	—	—	—	—	—	—	—	(508,594)	—
Cumulative effect of a change in accounting for income tax uncertainties	420,697	—	—	—	—	—	—	—	420,697	—	—	—
Collection of note receivable from key executive for common stock issuance	4,998	—	—	—	—	—	—	—	—	—	—	4,998
Fair value of redeemable noncontrolling interests adjustment	(9,632)	—	—	—	—	—	—	(9,632)	—	—	—	—
Balance as of December 31, 2007	$ 8,583,662	$—	1	$209	208,539	$16	16,157	$14,744,542	$ 567,820	$ 39,814	$(6,768,739)	$ —
Comprehensive loss:												
Net loss attributable to IAC shareholders for the year ended December 31, 2008	(156,201)	—	—	—	—	—	—	—	(156,201)	—	—	—
Foreign currency translation, net of tax benefit of $8,608	(42,962)	—	—	—	—	—	—	—	—	(42,962)	—	—
Change in net unrealized gains on available-for-sale securities, net of tax provision of $29,208	42,795	—	—	—	—	—	—	—	—	42,795	—	—
Comprehensive loss	(156,368)											
Non-cash compensation expense	134,052	—	—	—	—	—	—	134,052	—	—	—	—
Issuance of common stock upon exercise of stock options, vesting of restricted stock units and other, net of withholding taxes	(20,228)	—	—	1	1,446	—	—	(20,229)	—	—	—	—
Income tax provision related to the exercise of stock options, vesting of restricted stock units and other	(12,225)	—	—	—	—	—	—	(12,225)	—	—	—	—
Redemption of preferred shares	(21)	—	(1)	—	—	—	—	(21)	—	—	—	—
Issuance of common stock upon conversion of convertible notes	10,849	—	—	—	232	—	—	10,849	—	—	—	—
Purchase of treasury stock	(145,590)	—	—	—	—	—	—	—	—	—	(145,590)	—
Spin-Off of HSNi, ILG, Ticketmaster and Tree.com to shareholders	(3,971,284)	—	—	—	—	—	—	(3,749,643)	(184,174)	(37,467)	—	—
Fair value of redeemable noncontrolling interests adjustment	4,689	—	—	—	—	—	—	4,689	—	—	—	—
Balance as of December 31, 2008	$ 4,427,536	$—	—	$210	210,217	$16	16,157	$11,112,014	$ 227,445	$ 2,180	$(6,914,329)	$ —
Comprehensive loss:												
Net loss attributable to IAC shareholders for the year ended December 31, 2009	(978,822)	—	—	—	—	—	—	—	(978,822)	—	—	—
Foreign currency translation, net of tax provision of $2,186	14,918	—	—	—	—	—	—	—	—	14,918	—	—
Change in net unrealized gains on available-for-sale securities, net of tax provision of $1,440	7,405	—	—	—	—	—	—	—	—	7,405	—	—
Comprehensive loss	(956,499)				—	—	—					
Non-cash compensation expense	69,629	—	—	—	—	—	—	69,629	—	—	—	—
Issuance of common stock upon exercise of stock options, vesting of restricted stock units and other, net of withholding taxes	7,431	—	—	1	834	—	—	7,430	—	—	—	—
Income tax provision related to the exercise of stock options, vesting of restricted stock units and other	(11,737)	—	—	—	—	—	—	(11,737)	—	—	—	—
Issuance of common stock upon the exercise of warrants	152,694	—	—	12	11,607	—	—	152,682	—	—	—	—
Purchase of treasury stock	(554,203)	—	—	—	—	—	—	—	—	—	(554,203)	—
Fair value of redeemable noncontrolling interests adjustment	(1,033)	—	—	—	—	—	—	(1,033)	—	—	—	—
Settlement of vested stock-based awards denominated in subsidiaries' equity, net of tax	(10,044)	—	—	—	—	—	—	(10,044)	—	—	—	—
Spin-Off of HSNi, ILG, Ticketmaster and Tree.com to shareholders	4,052	—	—	—	—	—	—	4,052	—	—	—	—
Balance as of December 31, 2009	$ 3,127,826	$—	—	$223	222,658	$16	16,157	$11,322,993	$(751,377)	$ 24,503	$(7,468,532)	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities attributable to continuing operations:			
Net loss	$ (979,912)	$ (162,050)	$ (146,083)
Less: loss from discontinued operations, net of tax	10,896	293,230	139,672
(Loss) earnings from continuing operations	(969,016)	131,180	(6,411)
Adjustments to reconcile (loss) earnings from continuing operations to net cash provided by (used in) operating activities attributable to continuing operations:			
Depreciation	64,633	71,051	59,861
Amortization of non-cash marketing	15,868	20,002	49,670
Amortization of intangibles	157,671	43,918	35,733
Goodwill impairment	917,924	11,600	—
Impairment of long-term investments	4,936	180,021	—
Non-cash compensation expense	69,886	86,539	73,585
Deferred income taxes	28,689	(158,749)	(4,426)
Equity in losses (income) of unconsolidated affiliates	14,014	(16,640)	(22,352)
Gain on sale of Match Europe	(132,244)	—	—
Loss on extinguishment of Senior Notes	—	63,218	—
Gain on sale of long-term investments	(28,835)	(381,099)	(16,669)
Net decrease (increase) in the fair value of the derivatives created in the HSE sale and the Expedia spin-off	58,097	(6,185)	(29,355)
Changes in current assets and liabilities:			
Accounts receivable	(16,300)	7,653	(8,863)
Other current assets	6,712	(4,957)	(19,033)
Accounts payable and other current liabilities	17,414	(80,638)	51,861
Income taxes payable	100,038	119,495	(209,709)
Deferred revenue	12,753	6,422	5,148
Other, net	9,299	14,845	14,485
Net cash provided by (used in) operating activities attributable to continuing operations	331,539	107,676	(26,475)
Cash flows from investing activities attributable to continuing operations:			
Acquisitions, net of cash acquired	(85,534)	(148,631)	(45,894)
Capital expenditures	(37,922)	(65,554)	(112,901)
Proceeds from sales and maturities of marketable securities	229,583	356,252	1,367,178
Purchases of marketable securities	(586,274)	(169,958)	(783,783)
Proceeds from sales of long-term investments	64,046	549,305	125,592
Purchases of long-term investments	(6,482)	(67,936)	(229,954)
Proceeds from sale of discontinued operations	—	32,246	4,173
Net cash distribution from spun-off businesses	—	441,658	—
Other, net	(4,022)	42	12,984
Net cash (used in) provided by investing activities attributable to continuing operations	(426,605)	927,424	337,395
Cash flows from financing activities attributable to continuing operations:			
Repurchase of Senior Notes	—	(519,944)	—
Principal payments on long-term obligations	—	—	(7,576)
Purchase of treasury stock	(545,489)	(145,590)	(542,946)
Issuance of common stock, net of withholding taxes	151,933	(10,564)	(64,194)
Excess tax benefits from stock-based awards	796	763	75,422
Settlement of vested stock-based awards denominated in subsidiaries' equity	(14,331)	—	—
Collection of note receivable from key executive for common stock issuance	—	—	4,998
Other, net	1,078	1,219	779
Net cash used in financing activities attributable to continuing operations	(406,013)	(674,116)	(533,517)
Total cash (used in) provided by continuing operations	(501,079)	360,984	(222,597)
Net cash (used in) provided by operating activities attributable to discontinued operations	(3,519)	266,389	897,233
Net cash used in investing activities attributable to discontinued operations	—	(495,130)	(265,546)
Net cash provided by (used in) financing activities attributable to discontinued operations	—	50,484	(275,204)
Total cash (used in) provided by discontinued operations	(3,519)	(178,257)	356,483
Effect of exchange rate changes on cash and cash equivalents	5,601	(23,035)	23,276
Net (decrease) increase in cash and cash equivalents	(498,997)	159,692	157,162
Cash and cash equivalents at beginning of period	1,744,994	1,585,302	1,428,140
Cash and cash equivalents at end of period	$1,245,997	$1,744,994	$1,585,302

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1—ORGANIZATION

IAC is a leading internet company with more than 50 brands serving consumer audiences across more than 30 countries... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. IAC includes the businesses comprising its Search segment; its Match and ServiceMagic segments; the businesses comprising its Media & Other segment; and certain investments in unconsolidated affiliates.

Beginning with the fourth quarter of 2009, IAC renamed and realigned its reportable segments. The Media & Advertising segment has been renamed "Search," and the Emerging Businesses segment has been renamed "Media & Other." Further, Evite has been moved from the Search segment (formerly Media & Advertising) to the Media & Other segment (formerly Emerging Businesses). Certain prior year amounts have been reclassified to conform to the current year presentation.

All references to "IAC," the "Company," "we," "our" or "us" in this report are to IAC/ InterActiveCorp.

Search

Our Search segment consists primarily of *Ask.com* and other destination search websites through which we provide search and related advertising services, as well as toolbars and applications through which we promote and distribute these services, and Citysearch, a leading online local city guide.

We provide search services to users who visit our *Ask.com* and other destination search websites and portals directly, through toolbars that we distribute to users directly and through third parties, and through the syndication of our search results via search boxes we place on third party websites. Substantially all of the revenue from our Search segment is derived from the display of paid listings and other advertising in connection with the provision of search services.

Match

Through the brands and businesses within our Match segment, we are a leading provider of subscription-based online personals services in the United States and various jurisdictions abroad. We provide these services through websites that we own and operate, as well as through our mobile applications in the United States. In addition, in June 2009, Match received a 27% stake in Meetic S.A. ("Meetic"), an online dating company based in France, in exchange for Match Europe.

ServiceMagic

ServiceMagic is a leading online marketplace that connects consumers, by way of patented proprietary technologies, with home and other local service professionals, all of which are pre-screened and the majority of which are customer-rated.

Media & Other

Our Media & Other segment consists primarily of Shoebuy, Pronto, Connected Ventures, Evite, Gifts.com, InstantAction.com, The Daily Beast and Electus.

NOTE 1—ORGANIZATION (Continued)

Discontinued Operations

On August 20, 2008, the Company completed the Spin-Off of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster Entertainment, Inc. ("Ticketmaster") and Tree.com, Inc. ("Tree.com") (collectively, the "Spincos") into separate independent publicly traded companies (collectively, the "Spin-Off"). Further, during 2008, IAC sold Entertainment Publications, Inc. ("EPI"), which previously comprised IAC's Entertainment segment. During 2007, HSNi's German TV and internet retailer, Home Shopping Europe GmbH & Co. KG, and its affiliated station HSE24 ("HSE"), which was previously reported in the International segment of IAC's former Retailing sector, was sold. See Note 15 for additional information related to discontinued operations.

The notes accompanying these consolidated financial statements reflect our continuing operations and, unless otherwise noted, exclude information related to the discontinued operations.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Accounting for Investments

The consolidated financial statements include the accounts of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest, whether through voting interests or variable interests. The Company's consolidated financial statements include one variable interest entity, in which the Company has a controlling financial interest through voting rights and is also the primary beneficiary. Intercompany transactions and accounts have been eliminated.

Investments in entities in which the Company has the ability to exercise significant influence over the operating and financial matters of the investee, but does not own a controlling voting interest, are accounted for using the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the cost method. The Company evaluates each cost and equity method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. Such impairment evaluations include, but are not limited to: the current business environment, including competition; going concern considerations such as financial condition and the rate at which the investee company utilizes cash and the investee company's ability to obtain additional financing to achieve its business plan; the need for changes to the investee company's existing business model due to changing business environments and its ability to successfully implement necessary changes; and comparable valuations. If the Company has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost method investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services are rendered or merchandise is delivered to customers, the fee or price charged is fixed or determinable and collectability is reasonably assured. Deferred revenue is recorded when payments are received in advance of the Company's rendering of services or delivery of merchandise.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Search

The Search segment's revenue consists primarily of advertising revenue which is generated primarily through the display of paid listings in response to search queries, as well as from advertisements appearing on its destination search websites and portals and third party websites and the syndication of search results generated by Ask-branded destination search websites. Citysearch's revenue is primarily generated through the sale of local and national online advertising. There are several types of internet advertisements, and the way in which advertising revenue is earned varies among them. Depending upon the terms, revenue might be earned every time a user clicks on an ad, every time a graphic ad is displayed, or every time a user clicks-through on the ad and takes a specified action on the destination site. The Company obtains the substantial majority of its paid listings from third-party providers, primarily Google Inc. ("Google"). Paid listings are normally priced on a price per click and when the Company delivers a user's click to a paid listing supplied by Google, Google bills the advertiser and shares a portion of its resulting paid listing fee with the Company. The Company recognizes paid listing revenue from Google as soon as it delivers the user's click. In cases where the user's click is generated by a third party site, the Company recognizes the amount due from Google as revenue and records its revenue share payment to the third-party site as traffic acquisition costs.

Match

Subscription fee revenue is generated from customers who subscribe to online personals services on Match.com, Chemistry.com and Match's other personals websites. Subscription fee revenue is recognized over the terms of the applicable subscriptions, which range from one to six months.

ServiceMagic

ServiceMagic's lead acceptance revenue is generated and recognized when an in-network home service professional is delivered a customer lead. ServiceMagic's activation revenue is generated through the enrollment and activation of a new home service professional. The activation revenue is initially deferred and recognized over 36 months, which is the estimated economic life of an in-network home service professional. Deferred activation revenue totaled $5.2 million and $3.8 million at December 31, 2009 and 2008, respectively.

Media & Other

Shoebuy's revenue consists of merchandise sales, reduced by incentive discounts and sales returns, and is recognized when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is on the date of shipment. Allowances for returned merchandise are based on historical experience. Shipping and handling fees billed to customers are recorded as revenue. The costs associated with shipping goods to customers are recorded as cost of revenue.

Revenue of media businesses included in this segment is derived primarily from on-line advertising, television production and subscriptions. On-line advertising revenue is recognized each time a graphic ad is displayed or over the period earned, television production revenue is recognized based on delivery and acceptance and subscription revenue is recognized ratably over the term of the subscription.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All other revenue earned by the Media & Other segment is recognized either when the services are rendered or the merchandise is delivered.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments, with maturities of less than 91 days from the date of purchase. Domestically, short-term investments are primarily comprised of AAA rated treasury and government agency money market funds, commercial paper rated A1/P1 or better and treasury discount notes. Internationally, short-term investments are primarily comprised of AAA rated treasury, government agency and prime money market funds and time deposits.

Marketable Securities

The Company invests in certain marketable securities, which consist primarily of short-to-intermediate-term debt securities issued by the U.S. government, U.S. government agencies, states of the U.S. and subdivisions thereof and investment grade corporate issuers. The Company only invests in marketable securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments into cash to fund current operations, or satisfy other cash requirements as needed. All marketable securities are classified as available-for-sale and are reported at fair value. The unrealized gains and losses on marketable securities, net of tax, are included in accumulated other comprehensive income as a separate component of shareholders' equity. The specific-identification method is used to determine the cost of a security sold or the amount of unrealized gains and losses reclassified from accumulated other comprehensive income into earnings.

The Company employs a methodology that considers available evidence in evaluating potential other-than-temporary impairment of its investments. Investments are considered to be impaired when a decline in fair value below the amortized cost basis is determined to be other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the amortized cost basis, the financial condition and near-term prospects of the issuer, and whether it is not more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis, which may be maturity. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in current earnings and a new cost basis in the investment is established. See Note 6 for discussion of impairment charges recorded in 2009 and 2008.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the specific customer's ability to pay its obligation to the Company and the condition of the general economy and the customer's industry. The Company writes off accounts receivable when they become uncollectible. The Company also maintains allowances to reserve for potential credits issued to customers or other revenue adjustments. The amount of these reserves are based, in part, on historical experience.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets and leasehold improvements to operations over their estimated service lives.

Asset Category	Depreciation Period
Buildings and leasehold improvements	3 to 39 Years
Computer equipment and capitalized software	2 to 3 Years
Furniture and other equipment	3 to 10 Years

The Company capitalizes certain internal use software costs including external direct costs utilized in developing or obtaining the software and compensation and other employee-related costs for personnel directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and ready for its intended purpose. The net book value of capitalized internal use software amounted to $45.9 million and $46.4 million as of December 31, 2009 and 2008, respectively.

Software Development Costs to Be Marketed to Others

The Company capitalizes certain software development costs, including costs to develop software products or the software component of products to be marketed to external users. Such costs are capitalized since technological feasibility of the underlying software has been established by the completion of the product design and a working model. Capitalization of such costs ceases when the software is available for general release to customers. Unamortized software development costs are written-down if they exceed net realizable value. The software development costs that have been capitalized to date are not significant.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill acquired in business combinations is assigned to the reporting unit(s) that are expected to benefit from the combination as of the acquisition date. The Company tests goodwill and indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded. See Note 5 for discussion of impairment charges recorded in 2009 and 2008.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's reporting units are consistent with its determination of its operating segments. Goodwill is tested for impairment at the reporting unit level. The Company's operating segments, reporting units and reportable segments are as follows:

Operating Segment and Reporting Unit	Reportable Segment
IAC Search & Media	Search
Citysearch	Search
Match	Match
ServiceMagic	ServiceMagic
Shoebuy	Media & Other
InstantAction.com	Media & Other
Connected Ventures	Media & Other

Media & Other includes other operating segments that do not have goodwill. See Note 14 for additional information regarding the Company's method of determining operating and reportable segments.

The Company has seven reporting units with goodwill. Of these, IAC Search & Media, InstantAction.com and Connected Ventures have fair values that approximate their carrying values. The amount of goodwill of each of the reporting units is $527.6 million, $31.6 million and $8.4 million, respectively, at December 31, 2009. If operating results of these businesses vary significantly from anticipated results, future, potentially material, impairments of goodwill and/or indefinite-lived intangible assets could occur. To illustrate the magnitude of potential impairment charges relative to future changes in estimated fair values, had the estimated fair values of each of these reporting units been hypothetically lower by 10% as of October 1, 2009, the carrying values of IAC Search & Media, InstantAction.com and Connected Ventures would have exceeded their respective fair values by approximately $80 million, $4 million and $4 million, respectively. Had the estimated fair values of each of these reporting units been hypothetically lower by 20% as of October 1, 2009, the carrying values of IAC Search & Media, InstantAction.com and Connected Ventures would have exceeded their respective fair values by approximately $160 million, $8 million and $8 million, respectively. Any impairment charge that might result in the future would be determined based upon the excess of the carrying value of goodwill over its implied fair value but, in any event, would not be expected to be lower than the excess of the carrying value of the reporting unit over its fair value.

Long-Lived Assets and Intangible Assets with Definite Lives

Long-lived assets, comprising property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated lives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Traffic Acquisition Costs

Traffic acquisition costs consist of revenue share payments to partners that have distributed toolbars and/or integrated paid listings into their websites and similar arrangements with third parties who direct traffic to our websites. The Company enters into agreements of varying duration with payments primarily based on a cost per click or a percentage of the Company's revenue multiplied by an agreed-upon price or rate. The Company expenses these payments as a component of cost of revenue in the accompanying consolidated statement of operations.

Advertising Costs (excluding Amortization of Non-Cash Marketing)

Advertising costs are expensed in the period incurred (when the advertisement first runs for production costs that are initially capitalized) and represent online marketing, including fees paid to search engines and third parties that distribute our toolbars, and offline marketing, including television, radio and print advertising. Advertising expense was $349.3 million, $335.4 million and $305.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective April 1, 2007, the Company began to capitalize and amortize the costs associated with certain distribution arrangements that require it to pay a fee per access point delivered. These access points are generally in the form of downloadable search toolbars associated with the Company's search businesses. These fees are amortized over the estimated useful lives of the access points to the extent the Company can reasonably estimate a probable future economic benefit and the period over which such benefit will be realized (generally 18 months). Otherwise, the fees are charged to expense as incurred. For fees paid prior to April 1, 2007, such benefit or period could not be reasonably estimated and the fees were charged to expense as incurred.

Amortization of Non-Cash Marketing

Amortization of non-cash marketing consists of non-cash advertising credits secured from Universal Television as part of the transaction pursuant to which Vivendi Universal Entertainment LLLP ("VUE") was created, and the subsequent transaction by which IAC sold its partnership interests in VUE (collectively referred to as the "NBC Universal Advertising"). The NBC Universal Advertising was available for television advertising on various NBC Universal network and cable channels without any cash cost. At December 31, 2009, there were no NBC Universal credits available as all credits had been used. At December 31, 2008, $15.9 million of NBC Universal credits were available for use.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential tax contingencies as a component of income tax expense.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Earnings Per Share

Basic earnings per share ("Basic EPS") is computed by dividing net earnings attributable to IAC shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income, a separate component of shareholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statement of operations.

Foreign currency transaction net gains for the years ended December 31, 2009, 2008 and 2007 were $1.2 million, $2.3 million and $1.7 million, respectively. Transaction gains and losses are included in "Other income (expense)" in the accompanying consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and expensed over the requisite service period. See Note 13 for a further description of the Company's stock-based compensation plans.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests as of December 31, 2009 primarily relate to certain operations included in the Media & Other segment, the international operations of ServiceMagic and certain operations included in the Search segment. Redeemable noncontrolling interests as of December 31, 2008 and 2007 primarily relate to certain operations included in the Media & Other segment.

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). The guidance of this statement is now included in Accounting Standards Codification ("ASC") Topic 810, "Consolidation." ASC Topic 810

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

changed the accounting for and reporting of non-controlling interests (previously referred to as minority interests) in the Company's consolidated financial statements.

In connection with the acquisition of certain subsidiaries, management of these businesses has retained an ownership interest. The Company is party to fair value put and call arrangements with respect to these interests. These put and call arrangements allow management of these businesses to require the Company to purchase their interests or allow the Company to acquire such interests at fair value, respectively. These put and call arrangements become exercisable by the Company and the counter-party at various dates over the next seven years. During 2009 and 2008, none of these arrangements became exercisable. These put arrangements are exercisable by the counter-party outside the control of the Company. Accordingly, to the extent that the fair value of these interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to additional paid-in capital. At December 31, 2009 and 2008, the Company recorded adjustments of $1.0 million and $(4.7) million, respectively, to increase (reduce) these interests to fair value. Upon adoption of ASC Topic 810, noncontrolling interests in the consolidated subsidiaries of the Company should be reported on the consolidated balance sheet within shareholders' equity, separately from the Company's equity. However, in accordance with Accounting Standards Update ("ASU") 2009-04, "Accounting for Redeemable Equity Investments-Amendment to ASC 480-10-599", securities that are redeemable at the option of the holder and not solely within the control of the issuer, must be classified outside of shareholders' equity. Since the redemption of the noncontrolling interests is outside the control of the Company, these interests are included in the mezzanine section of the accompanying consolidated balance sheet, outside of shareholders' equity. Upon adoption of ASC Topic 810, certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates and assumptions used in the preparation of the accompanying consolidated financial statements include those related to: the determination of the fair value of marketable securities; the assessment of marketable securities and long-term investments for other-than-temporary impairment; the carrying value of accounts receivable, including the determination of the allowances for doubtful accounts and other revenue related allowances; the assessment of long-lived assets, definite-lived intangible assets, indefinite-lived intangible assets and goodwill for impairment; income taxes payable and deferred income taxes, including related reserves and valuation allowances; and the determination of stock-based compensation.

Certain Risks and Concentrations

A significant portion of our revenue is derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

buying behavior or advertiser spending behavior, including those changes that may result from the current economic environment, could adversely affect our operating results. A significant component of the Company's revenue is attributable to a paid listing supply agreement with Google, which expires on December 31, 2012. For the years ended December 31, 2009, 2008 and 2007, revenue earned from Google was $564.8 million, $610.8 million and $568.1 million, respectively. Principally all of this revenue is earned by IAC Search & Media. Accounts receivable, net of allowances related to this agreement totaled $55.0 million and $43.0 million at December 31, 2009 and 2008, respectively.

The Company's business is subject to certain risks and concentrations including dependence on third party technology providers, exposure to risks associated with online commerce security and credit card fraud. The Company also depends on third party service providers for processing certain fulfillment services.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and marketable securities. Cash and cash equivalents are maintained with financial institutions and are in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3—CONSOLIDATED FINANCIAL STATEMENT DETAILS

Other current assets

The balance of other current assets is as follows (in thousands):

	December 31,	
	2009	2008
Income taxes receivable	$ 74,729	$115,142
Deferred income taxes	43,048	24,305
Capitalized downloadable search toolbar costs	15,367	21,092
Prepaid expenses	16,854	19,734
Other	14,629	35,357
Other current assets	$164,627	$215,630

NOTE 3—CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

Property and equipment, net

The balance of property and equipment, net is as follows (in thousands):

	December 31, 2009	December 31, 2008
Buildings and leasehold improvements	$ 233,829	$ 232,774
Computer equipment and capitalized software	188,283	222,131
Furniture and other equipment	41,134	41,767
Projects in progress	8,655	18,482
Land	5,117	5,117
	477,018	520,271
Less: accumulated depreciation and amortization	(179,606)	(190,010)
Property and equipment, net	$ 297,412	$ 330,261

Other non-current assets

The balance of other non-current assets is as follows (in thousands):

	December 31, 2009	December 31, 2008
Deferred income taxes	$103,063	$171,932
Income taxes receivable	60,741	72,078
Derivative asset created in the HSE sale	—	57,189
Other	21,167	17,609
Other non-current assets	$184,971	$318,808

Accrued expenses and other current liabilities

The balance of accrued expenses and other current liabilities is as follows (in thousands):

	December 31, 2009	December 31, 2008
Accrued employee compensation and benefits	$ 61,110	$ 38,967
Accrued revenue share	40,049	28,011
Accrued advertising expense	28,489	37,372
Other	63,634	75,578
Accrued expenses and other current liabilities	$193,282	$179,928

NOTE 3—CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

Redeemable noncontrolling interests

The following table presents the changes in redeemable noncontrolling interests (in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Balance at January 1	$22,771	$32,880	$24,175
Noncontrolling interests related to acquisitions	3,561	503	1,404
Contribution from owners of noncontrolling interests	1,750	—	—
Distribution to owners of noncontrolling interests	(216)	(74)	(317)
Net loss attributable to noncontrolling interests	(1,090)	(5,849)	(2,014)
Fair value of redeemable noncontrolling interests adjustment	1,033	(4,689)	9,632
Foreign currency translation adjustment	371	—	—
Balance at December 31	$28,180	$22,771	$32,880

Accumulated other comprehensive income

Accumulated other comprehensive income, net of tax, is comprised of (in thousands):

	December 31,	
	2009	2008
Foreign currency translation, net of tax	$20,264	$ 5,346
Unrealized gains (losses) on available-for-sale securities, net of tax	4,239	(3,166)
Accumulated other comprehensive income, net of tax	$24,503	$ 2,180

Revenue

Revenue is comprised of (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Service revenue	$1,266,503	$1,339,732	$1,243,007
Product revenue	109,285	105,363	89,575
Revenue	$1,375,788	$1,445,095	$1,332,582

NOTE 3—CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

Cost of revenue

Cost of revenue is comprised of (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Cost of service revenue	$370,395	$398,206	$456,837
Cost of product revenue	79,395	79,184	64,907
Cost of revenue	$449,790	$477,390	$521,744

Other income (expense)

Other income (expense) is comprised of (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Gain on sale of Match Europe	$132,244	$ —	$ —
Impairment of shares of Arcandor AG ("ARO") stock	(4,593)	(166,699)	—
Impairment of investment portfolio	(343)	(13,322)	—
Net (decrease) increase in the fair value of the derivative created in the HSE sale	(58,097)	5,785	24,121
Net increase in the fair value of the derivatives created in the Expedia spin-off	—	400	5,234
Loss on extinguishment of a portion of 7% Senior Notes due January 15, 2013 (the "Senior Notes")	—	(63,218)	—
Other income	2,548	2,364	6,161
Other income (expense)	$ 71,759	$(234,690)	$35,516

NOTE 4—INCOME TAXES

U.S. and foreign (loss) earnings from continuing operations before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
U.S.	$(1,066,541)	$60,417	$(28,430)
Foreign	99,010	33,066	24,340
Total	$ (967,531)	$93,483	$ (4,090)

NOTE 4—INCOME TAXES (Continued)

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Current income tax (benefit) provision:			
Federal	$(31,017)	$ 100,601	$ 6,125
State	1,604	15,169	(4,292)
Foreign	2,209	5,282	4,914
Current income tax (benefit) provision	(27,204)	121,052	6,747
Deferred income tax provision (benefit):			
Federal	30,038	(62,066)	(5,558)
State	(538)	(97,078)	943
Foreign	(811)	395	189
Deferred income tax provision (benefit)	28,689	(158,749)	(4,426)
Income tax provision (benefit)	$ 1,485	$ (37,697)	$ 2,321

In 2008, the Company recorded a tax benefit of $37.7 million from continuing operations. This benefit included the net effect of several items related to the Spin-Off totaling $64.5 million. These items comprised: the reversal of $48.7 million of deferred tax liabilities related to the Company's investment in Ticketmaster; the establishment of a valuation allowance of $23.7 million associated with deferred tax assets that were distributed to Tree.com; and the recognition of a state and local deferred tax benefit of $39.5 million, primarily related to the re-measurement of deferred assets and liabilities at the Company's effective tax rate following the Spin-Off. The tax benefit also included an $11.6 million benefit of certain foreign tax credits generated by the sale of Jupiter Shop Channel Co., Ltd. ("Jupiter Shop").

In 2007, the Company recognized a $20.1 million reduction in current state income taxes payable related to New York State tax credits under the Brownfield Cleanup Program Act. The related income tax benefit of this credit was recorded as a reduction in the carrying value of the related building and improvements. This credit principally relates to qualifying costs incurred in connection with the construction of IAC's corporate headquarters, which was completed in 2007.

The current income tax payable was reduced by $0.8 million, $0.8 million and $75.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, for tax deductions attributable to stock-based compensation. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to additional paid-in capital or a reduction in goodwill. In addition, the current income tax payable was reduced by $4.3 million for the year ended December 31, 2009 for tax deductions attributable to settlements of vested stock-based awards denominated in subsidiaries' equity. The related income tax benefits were recorded as amounts charged or credited to additional paid-in-capital.

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands). The valuation

NOTE 4—INCOME TAXES (Continued)

allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,	
	2009	2008
Deferred tax assets:		
Accrued expenses	$ 19,409	$ 7,888
Net operating loss carryforwards	35,222	53,145
Tax credit carryforwards	15,747	14,517
Stock-based compensation	68,213	57,229
Income tax reserves, including related interest	53,499	37,193
Intangible and other assets	27,537	—
Investments in unconsolidated affiliates	—	69,771
Other	30,320	25,357
Total deferred tax assets	249,947	265,100
Less valuation allowance	(35,344)	(39,520)
Net deferred tax assets	214,603	225,580
Deferred tax liabilities:		
Property and equipment	(19,042)	(191)
Prepaid expenses	(335)	(4,307)
Investment in unconsolidated affiliates	(43,527)	—
Intangible and other assets	—	(9,543)
Other	(5,873)	(15,302)
Total deferred tax liabilities	(68,777)	(29,343)
Net deferred tax asset	$145,826	$196,237

Included in "Other non-current assets" in the accompanying consolidated balance sheet at December 31, 2009 and 2008 is a non-current deferred tax asset of $103.1 million and $171.9 million, respectively. In addition, included in "Other current assets" in the accompanying consolidated balance sheet at December 31, 2009 and 2008 is a current deferred tax asset of $43.0 million and $24.3 million, respectively. Included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet at December 31, 2009 is a non-current deferred tax liability of $0.3 million.

At December 31, 2009, the Company had federal and state net operating losses ("NOLs") of $57.4 million and $133.4 million, respectively. If not utilized, the federal NOLs will expire at various times between 2020 and 2029, and the state NOLs will expire at various times between 2010 and 2029. Utilization of federal NOLs will be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. In addition, utilization of certain state NOLs may be subject to limitations under state laws similar to Section 382 of the Internal Revenue Code of 1986. At December 31, 2009, the Company had foreign NOLs of $36.8 million available to offset future income. Of these foreign NOLs, $30.9 million can be carried forward indefinitely, and $3.9 million and $1.9 million will expire within five years and ten years, respectively. During 2009, the Company recognized tax benefits related to NOLs of $1.8 million. Included in this amount was $1.0 million of tax benefits of acquired attributes which was recorded as a reduction of goodwill. At December 31, 2009, the Company had state capital

NOTE 4—INCOME TAXES (Continued)

losses of $283.8 million. If not utilized, the state capital losses will expire between 2013 and 2014. Utilization of capital losses will be limited to the Company's ability to generate future capital gains.

At December 31, 2009, the Company had tax credit carryforwards of $17.4 million. Of this amount, $11.1 million related to federal credits for foreign taxes, $5.4 million related to federal and state tax credits for research activities, and $0.9 million related to various state and local tax credits. Of these credit carryforwards, $6.0 million can be carried forward indefinitely, and $11.4 million will expire within ten years.

During 2009, the Company's valuation allowance decreased by $4.2 million. The valuation allowance movement primarily relates to reductions for state NOLs and the reversal of certain deferred tax assets recorded through other comprehensive income. These reductions were partially offset by state capital loss carryforwards and foreign NOLs. At December 31, 2009, the Company had a valuation allowance of $35.3 million related to the portion of tax loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized.

NOTE 4—INCOME TAXES (Continued)

A reconciliation of the income tax provision (benefit) to the amounts computed by applying the statutory federal income tax rate to (loss) earnings from continuing operations before income taxes is shown as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Income tax (benefit) provision at the federal statutory rate of 35%	$(338,636)	$ 32,719	$(1,431)
State income taxes, net of effect of federal tax benefit	403	(13,795)	(343)
Foreign income taxed at a different statutory tax rate	(182)	(6,398)	(1,064)
Non-deductible impairment of IAC Search & Media	315,886	—	—
Non-deductible goodwill associated with the sale of Match Europe	9,175	—	—
Non-deductible non-cash compensation expense	157	96	1,373
Equity in income of foreign unconsolidated affiliates	—	—	(6,083)
Tax exempt income	(1,148)	(2,400)	(3,649)
Net adjustment related to the reconciliation of income tax provision (benefit) accruals to tax returns, net of effect of federal tax benefit	(439)	(2,245)	1,350
Effect of change in estimated state tax rate	787	(39,456)	(1,476)
Change in tax reserves, net of effect of federal, state and foreign tax benefits	14,622	12,500	13,774
Federal tax credits for research activities	(1,061)	(1,039)	(2,033)
Non-taxable gains on derivatives	—	(191)	(2,035)
Non-deductible expenses related to the Spin-Off	—	8,727	1,147
Non-deductible expenses	2,588	3,453	1,892
Change in federal valuation allowance on investments in unconsolidated affiliates	1,446	9,522	762
Foreign tax credits	(5,200)	(11,608)	—
Reversal of deferred tax liability associated with investment in Ticketmaster	—	(48,695)	—
Establishment of valuation allowance on deferred tax assets distributed to Tree.com	—	23,685	—
Other, net	3,087	(2,572)	137
Income tax provision (benefit)	$ 1,485	$(37,697)	$ 2,321

No federal and state income taxes have been provided on permanently reinvested earnings of certain foreign subsidiaries aggregating $68.2 million at December 31, 2009. The amount of the unrecognized deferred U.S. income tax liability with respect to such earnings is $14.5 million.

NOTE 4—INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows:

	December 31,	
	2009	2008
	(In thousands)	
Balance at beginning of year	$372,633	$245,168
Additions based on tax positions related to the current year	2,333	158,242
Additions for tax positions of prior years	35,432	11,761
Reductions for tax positions of prior years	(14,991)	(13,704)
Settlements	(1,113)	(26,304)
Expiration of applicable statute of limitations	—	(2,530)
Balance at end of year	$394,294	$372,633

As of December 31, 2009 and December 31, 2008, unrecognized tax benefits, including interest, were $462.9 million and $422.3 million, respectively. The total unrecognized tax benefits as of December 31, 2009 include $12.2 million that have been netted against the related deferred tax assets. Of the remaining balance, $450.1 million and $0.6 million are reflected in "non-current income taxes payable" and "accrued expenses and other current liabilities", respectively. Unrecognized tax benefits for the year ended December 31, 2009 increased by $21.7 million due principally to a net increase in state and local tax reserves, partially offset by the reversal of deductible temporary differences. Included in unrecognized tax benefits at December 31, 2009 is $112.6 million for tax positions which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If unrecognized tax benefits as of December 31, 2009 are subsequently recognized, $94.3 million and $191.8 million, net of related deferred tax assets and interest, would reduce income tax expense from continuing operations and discontinued operations, respectively. In addition, a continuing operations tax provision of $3.4 million would be required upon the subsequent recognition of unrecognized tax benefits for an increase in the Company's valuation allowance against certain deferred tax assets.

The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations and discontinued operations for the year ended December 31, 2009 is an $8.3 million expense and a $3.7 million expense, respectively, net of related deferred taxes of $5.5 million and $2.5 million, respectively, for interest on unrecognized tax benefits. At December 31, 2009 and December 31, 2008, the Company has accrued $68.7 million and $49.7 million, respectively, for the payment of interest. Included in the income tax expense from continuing operations and discontinued operations for the year ended December 31, 2009 is a $3.1 million expense and a $1.3 million expense, respectively, for penalties on unrecognized tax benefits. At December 31, 2009 and December 31, 2008, the Company has accrued $5.0 million and $0.6 million, respectively, for penalties.

The Company is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by the Company are recorded in the period they become known.

NOTE 4—INCOME TAXES (Continued)

The IRS is currently examining the Company's tax returns for the years ended December 31, 2001 through 2006. The statute of limitations for these years has been extended to December 31, 2010. Various state, local and foreign jurisdictions are currently under examination, the most significant of which are California, New York and New York City, for various tax years beginning with December 31, 2002. These examinations are expected to be completed in 2011. The Company believes that it is reasonably possible that its unrecognized tax benefits could decrease by $16.5 million within twelve months of the current reporting date due to settlements and the reversal of deductible temporary differences which will primarily result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits, while potentially significant, cannot be made.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

The Company tests goodwill and indefinite-lived intangible assets for impairment annually, or more frequently, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. The Company also reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of a definite-lived intangible asset may not be recoverable. The Company performed its annual assessment for impairment of goodwill and indefinite-lived intangible assets as of October 1 in connection with the preparation of its annual financial statements.

In connection with its annual assessment and its review of definite-lived intangible assets in 2009, the Company identified and recorded impairment charges at the Search segment related to the write-down of the goodwill and indefinite-lived and definite-lived intangible assets of IAC Search & Media of $916.9 million, $104.1 million and $24.2 million, respectively. The goodwill and indefinite-lived intangible asset impairment charges reflect lower growth projections for revenue and profits at IAC Search & Media in future years that reflect the Company's consideration of industry growth rates, competitive dynamics and IAC Search & Media's current operating strategies and the impact of these factors on the fair value of IAC Search & Media and its goodwill and indefinite-lived intangible assets. The indefinite-lived intangible asset impairment charge relates to trade names and trademarks. The definite-lived intangible asset impairment charge primarily relates to certain technology and advertiser relationships, the carrying values of which were no longer considered recoverable based upon an assessment of future cash flows related to these assets. Accordingly, these assets were written down to fair value.

In connection with its annual assessment in 2008, the Company identified and recorded impairment charges related to the write-down of the goodwill and indefinite-lived intangible assets of Connected Ventures, which is included in the Media & Other segment, of $11.6 million and $3.4 million, respectively, and the indefinite-lived intangible assets of the Search segment of $9.2 million. The impairment at Connected Ventures resulted from the Company's assessment of its future profitability. The impairment at the Search segment primarily resulted from the decline in revenue and profitability at IAC Search & Media's Excite, iWon and MyWay portals businesses.

The Company determines the fair values of its reporting units using discounted cash flow ("DCF") analyses. Determining fair value requires the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on the Company's most recent budget and, for years beyond the budget, the Company's estimates, which are based, in part, on forecasted growth rates. The discount rates used in the DCF analyses reflect the risks inherent in the expected future cash flows of the respective reporting units. The discount rates used in the Company's annual impairment assessments were the same in 2009 and 2008.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

The Company determines the fair values of its indefinite-lived intangible assets using avoided royalty DCF valuation analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks. The discount rates used in the Company's annual impairment assessments were the same in 2009 and 2008. The royalty rates were unchanged from 2008 to 2009 with the exception of the reduced royalty rates used in the determination of the fair values of certain trade names and trademarks of IAC Search & Media.

The indefinite-lived and definite-lived intangible asset impairment charges are included in amortization of intangibles in the accompanying consolidated statement of operations.

The balance of goodwill and intangible assets, net is as follows (in thousands):

	December 31,	
	2009	2008
Goodwill	$ 999,355	$1,910,295
Intangible assets with indefinite lives	245,737	337,313
Intangible assets with definite lives, net	15,435	49,443
Total goodwill and intangible assets, net	$1,260,527	$2,297,051

The following table presents the balance of goodwill by reporting unit, including the changes in the carrying value of goodwill, for the year ended December 31, 2009 (in thousands):

	Balance as of January 1, 2009	Additions	(Deductions)	Impairment	Foreign Exchange Translation	Balance as of December 31, 2009
IAC Search & Media	$1,451,767	$ —	$ (7,298)	$(916,868)	$ 3	$527,604
Citysearch	9,330	8,120	—	—	—	17,450
Search	1,461,097	8,120	(7,298)	(916,868)	3	545,054
Match	225,558	62,365	(41,876)	—	7,765	253,812
ServiceMagic	107,369	4,014	(1,760)	—	1,066	110,689
Shoebuy	49,744	—	—	—	—	49,744
InstantAction.com	31,620	—	—	—	—	31,620
ReserveAmerica	25,415	—	(25,109)	—	(306)	—
Connected Ventures	8,436	—	—	—	—	8,436
Gifts.com	1,056	—	—	(1,056)	—	—
Media & Other	116,271	—	(25,109)	(1,056)	(306)	89,800
Total	$1,910,295	$74,499	$(76,043)	$(917,924)	$8,528	$999,355

Additions principally relate to the acquisition of PeopleMedia, Inc. on July 13, 2009. Deductions principally relate to the sale of Match Europe on June 5, 2009 and the sale of ReserveAmerica on January 31, 2009. Connected Ventures' goodwill at January 1, 2009 and December 31, 2009 includes accumulated impairment losses of $11.6 million. IAC Search & Media's goodwill at December 31, 2009 includes accumulated impairment losses of $916.9 million.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

The following table presents the balance of goodwill by reporting unit, including the changes in the carrying value of goodwill, for the year ended December 31, 2008 (in thousands):

	Balance as of January 1, 2008	Additions	(Deductions)	Impairment	Foreign Exchange Translation	Balance as of December 31, 2008
IAC Search & Media	$1,349,084	$103,033	$ (335)	$ —	$ (15)	$1,451,767
Citysearch	12,830	9	(3,509)	—	—	9,330
Search	1,361,914	103,042	(3,844)	—	(15)	1,461,097
Match	233,397	—	—	—	(7,839)	225,558
ServiceMagic	99,641	7,728	—	—	—	107,369
Shoebuy	49,744	—	—	—	—	49,744
InstantAction.com	27,159	4,875	(414)	—	—	31,620
ReserveAmerica	30,900	—	—	—	(5,485)	25,415
Connected Ventures	19,968	68	—	(11,600)	—	8,436
Gifts.com	1,056	—	—	—	—	1,056
Media & Other	128,827	4,943	(414)	(11,600)	(5,485)	116,271
Total	$1,823,779	$115,713	$ (4,258)	$ (11,600)	$(13,339)	$1,910,295

Additions principally relate to the acquisition of Lexico, which includes Dictionary.com and Thesaurus.com, on July 3, 2008. There are no accumulated impairment losses at January 1, 2008.

Intangible assets with indefinite-lives relate to trade names and trademarks acquired in various acquisitions. At December 31, 2009, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Technology	$ 7,758	$ (5,229)	$ 2,529	3.5
Supplier agreements	17,020	(12,207)	4,813	6.0
Customer lists	8,019	(6,494)	1,525	1.2
Other	18,474	(11,906)	6,568	3.5
Total	$51,271	$(35,836)	$15,435	

At December 31, 2008, intangible assets with definite-lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Technology	$113,599	$ (78,617)	$34,982	4.9
Supplier agreements	22,370	(10,302)	12,068	6.0
Distribution agreements	4,600	(3,969)	631	4.0
Customer lists	2,639	(2,472)	167	1.8
Other	17,969	(16,374)	1,595	2.8
Total	$161,177	$(111,734)	$49,443	

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

Amortization of intangible assets with definite-lives is computed on a straight-line basis and, based on December 31, 2009 balances, such amortization for the next five years is estimated to be as follows (in thousands):

Years Ending December 31,	
2010	$ 6,329
2011	4,224
2012	2,981
2013	1,832
2014	69
	$15,435

NOTE 6—MARKETABLE SECURITIES

At December 31, 2009, available-for-sale marketable securities were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$194,609	$ 841	$(258)	$195,192
States of the U.S. and state political subdivisions	110,650	1,228	(15)	111,863
U.S. treasuries	174,929	16	(2)	174,943
Other fixed term obligations	705	—	(17)	688
Total debt securities	480,893	2,085	(292)	482,686
Equity securities	1,336	3,569	—	4,905
Total marketable securities	$482,229	$5,654	$(292)	$487,591

The proceeds from sales and maturities of available-for-sale marketable securities were $293.6 million, which resulted in gross realized gains of $42.4 million and gross realized losses of $12.4 million for the year ended December 31, 2009. The net realized gains are included in "Other income (expense)" in the accompanying consolidated statement of operations. These proceeds and realized gains and losses include amounts related to the sale of certain marketable equity securities, including OpenTable, Inc., that were included in "Long-term investments" in the accompanying consolidated balance sheet at December 31, 2008. The remaining investment in Open Table, Inc. is now considered short-term and included in the table above.

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2009 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$345,470	$346,353
Due after one year through five years	134,718	135,645
Due after five years through ten years	—	—
Due after ten years	705	688
Total	$480,893	$482,686

NOTE 6—MARKETABLE SECURITIES (Continued)

The following table summarizes those investments with unrealized losses at December 31, 2009 that have been in a continuous unrealized loss position for less than twelve months and those in a continuous unrealized loss position for twelve months or longer (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$ 74,839	$(176)	$ 519	$(82)	$ 75,358	$(258)
States of the U.S. and state political subdivisions	4,501	(15)	—	—	4,501	(15)
U.S. treasuries	49,965	(2)	—	—	49,965	(2)
Other fixed term obligations	—	—	688	(17)	688	(17)
Total	$129,305	$(193)	$1,207	$(99)	$130,512	$(292)

Substantially all of the Company's fixed income securities are rated investment grade or better. The gross unrealized losses related to fixed income securities were due primarily to changes in credit quality of the security or interest rates. Because the Company does not intend to sell any marketable securities and it is not more likely than not that the Company will be required to sell any marketable securities before recovery of their amortized cost bases, which may be maturity, the Company does not consider any of its marketable securities to be other-than-temporarily impaired at December 31, 2009.

During the year ended December 31, 2009, $0.7 million of net unrealized gains, net of tax, included within other comprehensive income at December 31, 2008, were recognized into earnings.

At December 31, 2008, available-for-sale marketable securities were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$ 12,561	$ 138	$(368)	$ 12,331
State of the U.S. and state political subdivisions	103,476	1,413	(2)	104,887
U.S. treasuries and government agency bonds	7,100	46	—	7,146
Other fixed term obligations	1,285	—	(57)	1,228
Total debt securities	124,422	1,597	(427)	125,592
Total marketable securities	$124,422	$1,597	$(427)	$125,592

The proceeds from sales and maturities of available-for-sale marketable securities were $356.3 million, which resulted in gross realized gains of $1.3 million and gross realized losses of $0.1 million for the year ended December 31, 2008.

NOTE 6—MARKETABLE SECURITIES (Continued)

The following table summarizes those investments with unrealized losses at December 31, 2008 that have been in a continuous unrealized loss position for less than twelve months and those in a continuous unrealized loss position for twelve months or longer (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$6,844	$(362)	$2,049	$ (6)	$ 8,893	$(368)
State of the U.S. and state political subdivisions	2,116	(2)	—	—	2,116	(2)
Other fixed term obligations	384	(4)	853	(53)	1,237	(57)
Total	$9,344	$(368)	$2,902	$(59)	$12,246	$(427)

During 2008, the Company recorded an other-than-temporary impairment charge on marketable securities of $1.8 million that is included in "Other income (expense)" in the accompanying consolidated statement of operations. The decline in value was determined to be other-than-temporary due to the Company's assessment of the creditworthiness of the issuers of the securities. At December 31, 2008, the Company's management determined that the gross unrealized losses on its available-for-sale marketable securities were temporary in nature because it was not more likely than not that the Company would be required to sell any marketable securities before recovery of their amortized cost bases, which may be maturity. There were no other-than-temporary impairment charges recorded in 2007.

During the year ended December 31, 2008, $0.6 million of net unrealized losses, net of tax, included within other comprehensive income at December 31, 2007, were recognized into earnings. Additionally, $46.1 million in unrealized losses, net of tax, were recognized into earnings related to the impairment of the Company's investment in ARO stock.

Investment in ARO

As part of the consideration for the sale of HSE to ARO on June 19, 2007, IAC received approximately 5.5 million shares of ARO stock plus additional consideration in the form of a contingent value right ("CVR") (See Note 8 for additional information on the CVR). ARO shares are listed on the German stock exchange (XETRA: ARO). During 2009, the Company sold its 5.5 million shares of ARO stock, resulting in a pre-tax loss of $12.3 million, which is included in the gross realized losses for the year ended December 31, 2009 disclosed above. Prior to the sale of its last 1.1 million shares of ARO stock, the Company concluded that the decline in the stock price of these remaining shares was other-than-temporary, due in part, to ARO's insolvency filing on June 9, 2009, and recorded impairment charges totaling $4.6 million. During 2008, the Company had concluded that the decline in the ARO stock price was other-than-temporary, due to the decline in, and the Company's assessment of near-to-medium term prospects for recovery of, the ARO stock price, and recorded impairment charges totaling $166.7 million. The investment in ARO is included in "Long-term investments" in the accompanying consolidated balance sheet at December 31, 2008.

NOTE 7—LONG-TERM INVESTMENTS

The balance of long-term investments is as follows (in thousands):

	December 31,	
	2009	2008
Long-term marketable equity securities	$ 15,608	$ 38,760
Equity method investments	200,373	49,001
Cost method investments	44,314	22,096
Auction rate securities	12,635	10,725
Total long-term investments	$272,930	$120,582

Long-term marketable equity securities

Certain marketable equity securities that were considered long-term at December 31, 2008 are now considered short-term and included in "Marketable securities" in the accompanying consolidated balance sheet at December 31, 2009. See Note 6 for additional information relating to these marketable equity securities.

The amortized cost basis of long-term marketable equity securities was $12.9 million and $38.1 million at December 31, 2009 and 2008, respectively. Gross unrealized gains were $2.7 million at December 31, 2009 and gross unrealized losses were less than $0.1 million at December 31, 2008. The unrealized gain at December 31, 2009, and the unrealized loss at December 31, 2008 are included in "Accumulated other comprehensive income" in the accompanying consolidated balance sheet.

During 2008, the Company recorded a $6.2 million impairment charge related to the write-down of certain long-term marketable securities. These losses were determined to be other-than-temporary due to the significant decline in and the duration of the decline in their stock prices. These impairment charges are included in "Other income (expense)" in the accompanying consolidated statement of operations.

Equity method investments

On June 5, 2009, Match completed the sale of its European operations to Meetic, an online dating company based in France. As consideration, Match received a 27% stake in Meetic, which is accounted for under the equity method on a one-quarter lag. The carrying value of the investment in Meetic is $156.5 million (€106.3 million) at December 31, 2009. The fair value of the investment in Meetic, based on its quoted market price, is $166.7 million (€115.8 million) at December 31, 2009.

On December 8, 2008, the Company sold its 30% equity stake in Jupiter Shop, a Japanese TV shopping company, for $493.3 million. The transaction resulted in a pre-tax gain of $352.0 million, which is included in "Gain on sale of long-term investments" in the accompanying consolidated statement of operations. The pre-tax gain included $21.5 million of foreign currency translation gains that were recognized into earnings at the time of the sale. Additionally, in the fourth quarter of 2008, the Company recorded a $5.5 million impairment charge related to the write-down of an equity method investment to its fair value. The decline in value was determined to be other-than-temporary due to the equity method investee's operating losses, negative operating cash flows and the resulting need for changes to the investee's existing business model. The resulting valuation of the investee also reflected the assessment of market conditions and the investee's ability to successfully restructure. The

NOTE 7—LONG-TERM INVESTMENTS (Continued)

impairment charge is included in "Equity in (losses) income of unconsolidated affiliates" in the accompanying consolidated statement of operations.

On June 11, 2008, pursuant to an agreement with Points International, Ltd. ("Points"), IAC converted its preferred shares of Points into 29.4 million common shares of Points, sold 27.8 million of such common shares to a syndicate of underwriters for $42.4 million and surrendered the remaining 1.6 million common shares to Points for cancellation. In addition, IAC's nominees to the board of directors of Points stepped down. The transaction resulted in a pre-tax gain of $29.1 million, which is included in "Gain on sale of long-term investments" in the accompanying consolidated statement of operations. Prior to this transaction, IAC accounted for its investment in Points under the equity method due to IAC's representation on the board of directors of Points. Following this transaction, IAC accounted for its remaining investment in Points as a marketable equity security. During the fourth quarter of 2009, IAC sold its remaining investment in Points resulting in a nominal gain.

The Company's equity in (losses) income of its unconsolidated affiliates for each of the years in the three year period ended December 31, 2009 is presented below (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Equity in income of Jupiter Shop	$ —	$ 29,836	$25,974
Equity in losses of unconsolidated affiliates other than Jupiter Shop	(14,014)	(13,196)	(3,622)
Total	$(14,014)	$ 16,640	$22,352

Summarized financial information for Jupiter Shop is as follows (in thousands):

	As of November 30, 2008 and for the period December 1, 2007 to November 30, 2008	2007
Current assets	$ 593,911	$ 244,918
Non-current assets	88,568	239,564
Current liabilities	(143,466)	(111,168)
Non-current liabilities	(4,565)	(3,629)
Net sales	1,021,215	866,739
Gross profit	501,849	336,809
Net income	99,452	86,581

At December 31, 2009, the Company's investments accounted for under the equity method, along with the principal market that the investee operates, and IAC's relevant ownership percentage include:

Meetic (Europe)	26.84%
The Health Central Network, Inc. (United States)	35.22%
MerchantCircle Inc. (United States)	16.88%
Medem, Inc. (United States)	35.97%
DJ/IAC Online Ventures, LLC (United States)	50.00%

NOTE 7—LONG-TERM INVESTMENTS (Continued)

Summarized aggregated financial information of the Company's equity investments is as follows (in thousands):

	2009	2008
Current assets	$ 116,406	$ 48,118
Non-current assets	412,588	46,283
Current liabilities	(103,210)	(6,639)
Non-current liabilities	(17,725)	(11,044)
Net sales	114,128	13,201
Gross profit	36,900	6,230
Net loss	(4,966)	(21,756)

Cost method investments

In the fourth quarter of 2008, the Company recorded a $7.1 million impairment charge related to the write-down of certain cost method investments to fair value. The decline in value was determined to be other other-than-temporary due to management's reassessment of the fair value of these investments due, in part, to operating results and valuations implied by capital transactions. The impairment charge is included in "Other income (expense)" in the accompanying consolidated statement of operations.

Auction rate securities

See Note 8 for additional information regarding auction rate securities.

NOTE 8—FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.
- Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair value of the Company's level 2 financial assets is primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case a weighted average market price is used.
- Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability. See below for a discussion of assets measured at fair value using level 3 inputs.

NOTE 8—FAIR VALUE MEASUREMENTS (Continued)

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2009			
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Cash equivalents:				
Treasury and government agency money market funds	$ 807,257	$ —	$ —	$ 807,257
Commercial paper	—	300,226	—	300,226
Treasury discount notes	25,000	—	—	25,000
Time deposits	—	41,850	—	41,850
Corporate debt securities	—	1,915	—	1,915
Marketable securities:				
Corporate debt securities	—	195,192	—	195,192
States of the U.S. and state political subdivisions	—	111,863	—	111,863
U.S. treasuries	174,943	—	—	174,943
Other fixed term obligations	—	688	—	688
Equity securities	4,905	—	—	4,905
Long-term investments:				
Marketable equity security	15,608	—	—	15,608
Auction rate securities	—	—	12,635	12,635
Total	$1,027,713	$651,734	$12,635	$1,692,082

	December 31, 2008			
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Cash equivalents:				
Treasury and government agency money market funds	$1,645,933	$ —	$ —	$1,645,933
Marketable securities:				
Corporate debt securities	—	12,331	—	12,331
States of the U.S. and state political subdivisions	—	104,887	—	104,887
U.S. treasuries and government agency bonds	7,146	—	—	7,146
Other fixed term obligations	—	1,228	—	1,228
Long-term investments:				
Marketable equity security	38,760	—	—	38,760
Auction rate securities	—	—	10,725	10,725
Other non-current assets:				
Derivative asset created in the HSE sale	—	—	57,189	57,189
Total	$1,691,839	$118,446	$67,914	$1,878,199

NOTE 8—FAIR VALUE MEASUREMENTS (Continued)

The following table presents the changes in the Company's assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	For The Year Ended				
	December 31, 2009		December 31, 2008		
	Auction Rate Securities	Derivative Asset Created in the HSE Sale	Auction Rate Securities	Net Derivatives Created in the Expedia Spin-Off	Derivative Asset Created in the HSE Sale
	(In thousands)				
Balance at January 1	$10,725	$ 57,189	$14,763	$ 1,100	$54,656
Total net gains (losses) (realized and unrealized):					
Included in earnings(a)	—	(57,189)	—	400	5,785
Included in other comprehensive income	1,910	—	(4,038)	—	(3,252)
Purchases, sales, issuances and settlements, net	—	—	—	(1,500)	—
Balance at December 31	$12,635	$ —	$10,725	$ —	$57,189

(a) The losses relating to the derivative asset created in the HSE sale for 2009 consist of a write-down of $58.1 million, described below, partially offset by foreign currency translation gains.

The following table presents the gains and losses included in earnings for the years ended December 31, 2009 and 2008 relating to the Company's assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	For the Year Ended		
	December 31, 2009	December 31, 2008	
	Derivative Asset Created in the HSE Sale	Net Derivatives Created in the Expedia Spin-Off	Derivative Asset Created in the HSE Sale
	(In thousands)		
Total (losses) gains included in earnings:			
Other income (expense)	$(57,189)	$400	$5,785
Total	$(57,189)	$400	$5,785
Change in unrealized (losses) gains relating to assets and liabilities still held at December 31:			
Other income (expense)	$(57,189)		$5,785
Total	$(57,189)		$5,785

Auction rate securities

The auction rate securities are valued by discounting the estimated future cash flow streams of the securities over the life of the securities. Credit spreads and other risk factors are also considered in

NOTE 8—FAIR VALUE MEASUREMENTS (Continued)

establishing a fair value. At December 31, 2009, the auction rate securities are rated AA-/WR or A/WR. Due to their high credit rating and because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities before the recovery of their amortized cost bases, which may be maturity, the Company does not consider the unrealized loss of $2.4 million to be an other-than-temporary impairment at December 31, 2009. The auction rate securities mature in 2025 and 2035.

Derivative asset created in the HSE sale

The CVR is accounted for as a derivative asset and maintained at fair value relying on significant unobservable inputs including credit risk. During 2009, the Company wrote the value of the CVR down to zero. This reflects the increased credit risk due to ARO's insolvency filing and the Company's assessment of the value that it expects to recover. The charge resulting from this write-down totaled $58.1 million.

Non-financial assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. Such impairment charges incorporate fair value measurements based on level 3 inputs. See Note 5 for discussion of goodwill and intangible asset impairment charges in 2009 and 2008.

NOTE 9—FINANCIAL INSTRUMENTS

The fair value of financial instruments listed below has been determined by the Company using available market information and appropriate valuation methodologies. The Company's financial instruments include a guarantee and letters of credit, as well as surety bonds in 2008. These commitments are in place to facilitate the commercial operations of IAC and certain subsidiaries.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Cash and cash equivalents	$1,245,997	$1,245,997	$1,744,994	$1,744,994
Marketable securities	487,591	487,591	125,592	125,592
Long-term marketable equity securities	15,608	15,608	38,760	38,760
Auction rate securities	12,635	12,635	10,725	10,725
Notes receivable, non-current	3,271	2,426	251	251
Long-term debt	(95,844)	(77,123)	(95,844)	(67,557)
Derivative asset created in the HSE sale	—	—	57,189	57,189
Guarantee, letters of credit and surety bonds	N/A	(535)	N/A	(556)

The carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturity. Notes receivable, non-current are valued based on discounting the expected future cash flow streams using yields of the underlying credit. The fair value of long-term debt was estimated using quoted market prices. The fair value of the guarantee, letters of credit and surety bonds are based on the present value of the costs associated with maintaining these instruments over their expected term.

NOTE 9—FINANCIAL INSTRUMENTS (Continued)

See Note 6 and Note 7 for discussion of the fair value of marketable securities and long-term marketable equity securities, respectively, and Note 8 for discussion of the fair value of the auction rate securities and the derivative asset created in the HSE sale.

NOTE 10—LONG-TERM DEBT

	December 31,	
	2009	2008
	(In thousands)	
7.00% Senior Notes due January 15, 2013; interest payable each January 15 and July 15 which commenced July 15, 2003	$15,844	$15,844
5% New York City Industrial Development Agency Liberty Bonds due September 1, 2035; interest payable each March 1 and September 1 which commenced March 1, 2006	80,000	80,000
Long-term debt	$95,844	$95,844

On July 11, 2008, IAC commenced a tender offer to purchase the outstanding Senior Notes. On August 20, 2008, the Company purchased for cash $456.7 million in principal amount of Senior Notes validly tendered. Concurrent with the tender offer and in connection with the Spin-Off, the Company exchanged an additional $277.4 million in principal amount of Senior Notes for the debt of ILG. In connection with the tender offer and the exchange, the Company recorded a net loss of $63.2 million on the extinguishment of $734.2 million of the Senior Notes which is recorded in "Other income (expense)" in the accompanying consolidated statement of operations.

In connection with the financing of the construction of IAC's corporate headquarters, on August 31, 2005, the New York City Industrial Development Agency (the "Agency") issued $80 million in aggregate principal amount of New York City Industrial Development Agency Liberty Bonds (IAC/InterActiveCorp Project), Series 2005 (the "Liberty Bonds"). IAC is obligated to make all principal, interest and other payments in respect of the Liberty Bonds pursuant to certain security and payment arrangements between IAC and the Agency, which arrangements were entered into in connection with the closing of the Liberty Bond issuance. IAC's payment obligation under the Liberty Bonds is collateralized by a mortgage interest in the corporate headquarters building.

Aggregate contractual maturities of long-term debt are as follows (in thousands):

Years Ending December 31,	
2013	$15,844
2035	80,000
	$95,844

NOTE 11—SHAREHOLDERS' EQUITY

Description of Common Stock and Class B Convertible Common Stock

With respect to matters that may be submitted to a vote or for the consent of IAC's shareholders generally, including the election of directors, each holder of shares of IAC common stock and IAC

NOTE 11—SHAREHOLDERS' EQUITY (Continued)

Class B common stock vote together as a single class. In connection with any such vote, each holder of IAC common stock is entitled to one vote for each share of IAC common stock held and each holder of IAC Class B common stock is entitled to ten votes for each share of IAC Class B common stock held. Notwithstanding the foregoing, the holders of shares of IAC common stock, acting as a single class, are entitled to elect 25% of the total number of IAC's directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of shares of IAC common stock, acting as a single class, are entitled to elect the next higher whole number of IAC's directors. In addition, Delaware law requires that certain matters be approved by the holders of shares of IAC common stock or holders of IAC Class B common stock voting as a separate class.

Shares of IAC Class B common stock are convertible into shares of IAC common stock at the option of the holder thereof, at any time, on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of IAC by means of a stock dividend on, or a stock split or combination of, outstanding shares of IAC common stock or IAC Class B common stock, or in the event of any merger, consolidation or other reorganization of IAC with another corporation. Upon the conversion of shares of IAC Class B common stock into shares of IAC common stock, those shares of IAC Class B common stock will be retired and will not be subject to reissue. Shares of IAC common stock are not convertible into shares of IAC Class B common stock.

Except as described herein, shares of IAC common stock and IAC Class B common stock are identical. The holders of shares of IAC common stock and the holders of shares of IAC Class B common stock are entitled to receive, share for share, such dividends as may be declared by IAC's Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution, distribution of assets or winding-up of IAC, the holders of shares of IAC common stock and the holders of shares of IAC Class B common stock are entitled to receive, share for share, all the assets of IAC available for distribution to its stockholders, after the rights of the holders of any IAC preferred stock have been satisfied.

In the event that IAC issues or proposes to issue any shares of IAC common stock or Class B common stock (with certain limited exceptions), including shares issued upon exercise, vesting of restricted stock units ("RSUs") and performance stock units ("PSUs"), conversion or exchange of options, warrants and convertible securities, Liberty Media Corporation ("Liberty") will have preemptive rights that entitle it to purchase, subject to a cap, a number of IAC common shares so that Liberty will maintain the identical ownership interest in IAC that Liberty had immediately prior to such issuance or proposed issuance. Any purchase by Liberty will be allocated between IAC common stock and Class B common stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of IAC common stock in lieu of shares of IAC Class B common stock. Liberty was not entitled to exercise any of its preemptive rights in 2009 and 2008 as its ownership, at the time of notice, has exceeded the established cap.

Description of Preferred Stock

IAC's Board of Directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of preferred stock issued by IAC without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over shares of IAC common stock and shares of IAC Class B common stock with respect to dividend or liquidation rights or both.

NOTE 11—SHAREHOLDERS' EQUITY (Continued)

At December 31, 2009 and 2008 there was no preferred stock issued and outstanding.

Stockholders Agreement

Mr. Diller, Chairman of the Board and Chief Executive Officer of the Company, through his own holdings, and holdings of Liberty, over which Mr. Diller has voting control pursuant to the amended and restated stockholders agreement, dated as of August 9, 2005, between Liberty and Mr. Diller, had the right to vote approximately 14.33% (15,494,413 shares) of IAC's outstanding common stock, and 100% (12,799,999 shares) of IAC's outstanding Class B common stock at December 31, 2009. As a result, Mr. Diller controlled 60.8% of the outstanding total voting power of the Company as of December 31, 2009 and is effectively able to control the outcome of nearly all matters submitted to a vote of the Company's shareholders.

Reserved Common Shares

In connection with equity compensation plans, warrants, and other matters, 55.6 million shares of IAC common stock were reserved as of December 31, 2009.

Warrants

A summary of changes in outstanding warrants is as follows:

	December 31, 2009	
	Number of IAC Common Shares Underlying Warrants	Weighted Average Strike Price
	(Shares in thousands)	
Outstanding at January 1, 2009	39,162	$24.59
Issued	—	—
Exercised	(11,580)	13.08
Expired	(9,282)	32.09
Outstanding at December 31, 2009	18,300	$28.08

During the years ended December 31, 2008 and 2007 there were approximately 148,000 and 250 warrants exercised, respectively. No warrants were issued during the years ended December 31, 2008 and 2007.

NOTE 11—SHAREHOLDERS' EQUITY (Continued)

At December 31, 2009, warrants to acquire shares of IAC common stock were outstanding as follows:

	Expiration Date	Number of IAC Common Shares Underlying Warrants Outstanding At December 31, 2009	Average Strike per IAC Share
		(In thousands)	
Issued in Vivendi deal:			
Tranche 1	5/7/12	13,749	$26.87
Tranche 2	5/7/12	4,548	$31.75
Other	1/14/10–5/19/10	3	$15.11
		18,300	$28.08

Common Stock Repurchases

During 2009 and 2008, the Company purchased 32.1 million and 3.0 million shares of IAC common stock for aggregate consideration, on a trade date basis, of $554.2 million and $145.6 million, respectively. On July 29, 2009, the Company announced that its Board of Directors authorized the repurchase of up to an additional 20 million shares of IAC common stock. At December 31, 2009, the Company had approximately 10.3 million shares remaining in its share repurchase authorization.

NOTE 12—(LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share attributable to IAC shareholders.

	Years Ended December 31,					
	2009		2008		2007	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(In thousands, except per share data)					
Numerator:						
(Loss) earnings from continuing operations	$(969,016)	$(969,016)	$ 131,180	$ 131,180	$ (6,411)	$ (6,411)
Net loss attributable to noncontrolling interests	1,090	1,090	5,849	5,849	2,014	2,014
(Loss) earnings from continuing operations attributable to IAC shareholders	(967,926)	(967,926)	137,029	137,029	(4,397)	(4,397)
Loss from discontinued operations, including gain on sale, net of tax	(10,896)	(10,896)	(293,230)	(293,230)	(139,672)	(139,672)
Net loss attributable to IAC shareholders	$(978,822)	$(978,822)	$(156,201)	$(156,201)	$(144,069)	$(144,069)

NOTE 12—(LOSS) EARNINGS PER SHARE (Continued)

	Years Ended December 31,					
	2009		2008		2007	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(In thousands, except per share data)					
Denominator:						
Weighted average basic shares outstanding	138,599	138,599	139,850	139,850	142,843	142,843
Dilutive securities including stock options, warrants, RSUs and PSUs	—	—	—	4,126	—	—
Denominator for earnings per share—weighted average shares(a)(b)	138,599	138,599	139,850	143,976	142,843	142,843
(Loss) earnings per share attributable to IAC shareholders:						
(Loss) earnings per share from continuing operations	$ (6.98)	$ (6.98)	$ 0.98	$ 0.95	$ (0.03)	$ (0.03)
Discontinued operations, net of tax	(0.08)	(0.08)	(2.10)	(2.03)	(0.98)	(0.98)
Loss per share	$ (7.06)	$ (7.06)	$ (1.12)	$ (1.08)	$ (1.01)	$ (1.01)

(a) Weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options and warrants, vesting of RSUs and PSUs and conversion of the Ask Zero Coupon Convertible Subordinated Notes due June 1, 2008 (the "Convertible Notes") if the effect is dilutive. For the year ended December 31, 2008, approximately 39.9 million shares related to potentially dilutive securities were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. During the second quarter of 2008 all outstanding Convertible Notes were fully converted.

(b) For the years ended December 31, 2009 and 2007, the Company had losses from continuing operations and as a result, no potentially dilutive securities were included in the denominator for computing dilutive earnings per share because the impact would have been anti-dilutive. Accordingly, the weighted average basic shares outstanding were used to compute all earnings per share amounts. For the years ended December 31, 2009 and 2007, approximately 38.0 million and 28.7 million shares, respectively, related to potentially dilutive securities were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

NOTE 13—STOCK-BASED COMPENSATION

IAC currently has three active plans under which awards have been granted, which cover stock options to acquire shares of IAC common stock, RSUs, PSUs and restricted stock, as well as provide for the future grant of these and other equity awards. These plans are: the IAC 2008 Stock and Annual Incentive Plan (the "2008 Plan"), the IAC 2005 Stock and Annual Incentive Plan (the "2005 Plan") and the Amended and Restated IAC 2000 Stock and Annual Incentive Plan (the "2000 Plan"). Under the 2008 Plan, the Company was originally authorized to grant stock options, RSUs, PSUs, restricted stock and other equity based awards for up to 20.0 million shares of IAC common stock. Under the 2005 Plan, the Company was originally authorized to grant stock options, RSUs, PSUs, restricted stock and other equity based awards for up to 20.0 million shares of IAC common stock, adjusted to reflect IAC's one-for-two reverse stock split in August 2008. Under the 2000 Plan, the Company is authorized to grant stock options, RSUs, PSUs, restricted stock, and other equity based awards and the number of

NOTE 13—STOCK-BASED COMPENSATION (Continued)

shares that remained available for future awards pursuant to the authorizations under this plan was adjusted to give effect to the reverse stock splits in August 2005 and August 2008. The active plans described above authorize the Company to grant awards to its employees, officers, directors and consultants. At December 31, 2009, there are 15.9 million shares available for grant under these plans.

The plans described above have a stated term of ten years and provide that the exercise price of stock options granted will not be less than the market price of the Company's common stock on the grant date. The plans do not specify grant dates or vesting schedules as those determinations have been delegated to the Compensation and Human Resources Committee of IAC's Board of Directors (the "Committee"). Each grant agreement reflects the vesting schedule for that particular grant as determined by the Committee. Broad-based stock option awards to date have generally vested in equal annual installments over a four-year period and RSU awards to date have generally vested in equal annual installments over a five-year period, in each case, from the grant date. PSU awards to date generally cliff vest at the end of a three to five-year period from the date of grant. In addition to equity awards outstanding under the three active plans described above, stock options and other equity awards outstanding under terminated plans and plans assumed in acquisitions are reflected in the information set forth below.

The amount of stock-based compensation expense recognized in the consolidated statement of operations is reduced by estimated forfeitures, as the expense recorded is based on awards that are ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate.

In connection with the Spin-Off, the majority of outstanding share-based compensation instruments of the Company were modified. Accordingly, on August 20, 2008, the Company recorded a one-time charge of $31.5 million of which $15.1 million is included in continuing operations and $16.5 million is included in discontinued operations. This one-time charge is principally related to the acceleration of RSUs granted prior to August 8, 2005 or were scheduled to vest on or before February 28, 2009. In addition, PSUs granted to non-corporate employees in 2007 were not accelerated but were converted into RSUs with the same vesting schedule. All equity awards held by IAC employees were converted into either awards denominated solely in IAC common shares or a combination of IAC common shares and the common shares of the spun-off businesses, in all cases with appropriate adjustments to the number of shares of common stock, and exercise prices in the case of options, underlying each such award to maintain pre- and post spin-off values. The total incremental compensation cost resulting from the modification was $20.7 million for employees that remained IAC employees following the Spin-Off. This cost will be recognized over the vesting period of the awards. For the year ended December 31, 2009 and for the period from August 20, 2008 to December 31, 2008, $8.5 million and $3.5 million, respectively, of this incremental compensation cost was recognized in the accompanying consolidated statement of operations.

The total income tax benefit recognized in the accompanying consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007 related to stock-based compensation was $26.8 million, $33.8 million and $26.8 million, respectively.

As of December 31, 2009, there was $137.3 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards. This cost is expected to be recognized over a weighted average period of approximately 2.6 years.

NOTE 13—STOCK-BASED COMPENSATION (Continued)

Stock Options

A summary of changes in outstanding stock options is as follows:

	December 31, 2009			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(Shares and intrinsic value in thousands)			
Outstanding at January 1, 2009	17,165	$20.77		
Granted	929	17.45		
Exercised	(365)	10.35		
Forfeited	(2,265)	18.36		
Expired	(798)	26.15		
Outstanding at December 31, 2009	14,666	$20.89	7.1	$32,139
Options exercisable	4,691	$19.85	5.3	$10,786

The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. Approximately 0.9 million and 15.7 million stock options were granted by the Company during the years ended December 31, 2009 and 2008, respectively. There were no stock options granted by the Company during the year ended December 31, 2007.

The Black-Scholes option pricing model incorporates various assumptions, including expected volatility and expected term. For purposes of this model, no dividends have been assumed. Due to the lack of sufficient historical IAC stock price volatilities subsequent to the Spin-Off, expected stock price volatilities are estimated based on historical stock price volatilities of peer companies operating in the same industry sector as IAC. The risk-free interest rates are based on U.S. Treasury yields for notes with comparable terms as the awards, in effect at the grant date. The expected term of options granted is based on analyses of historical employee termination rates and option exercise patterns, giving consideration to expectations of future employee behavior. The following are the weighted average assumptions used in the Black-Scholes option pricing model:

	Years Ended December 31,	
	2009	2008
Expected volatility	59%	47%
Risk-free interest rate	2.1%	2.6%
Expected term	4.9 years	4.4 years
Dividend yield	0	0

The weighted average fair value of stock options granted during the years ended December 31, 2009 and 2008 with exercise prices equal to the market prices of IAC's common stock on the date of grant was $8.95 and $7.46, respectively. There were no stock options issued during the year ended December 31, 2009 with exercise prices greater than the market value of IAC's common stock on the date of grant. The weighted average exercise price and weighted average fair value of stock options granted during the year ended December 31, 2008 with exercise prices greater than the market value of IAC's common stock on the date of grant were $22.69 and $6.48, respectively.

NOTE 13—STOCK-BASED COMPENSATION (Continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between IAC's closing stock price on the last trading day of 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of IAC's common stock. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $2.8 million, $7.6 million and $223.6 million, respectively.

Cash received from stock option exercises and the related tax benefit realized for the years ended December 31, 2009, 2008 and 2007: were $3.8 million and $0.8 million; $8.5 million and $2.1 million; and $39.3 million and $88.2 million, respectively.

The following table summarizes the information about stock options outstanding and exercisable as of December 31, 2009:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Outstanding at December 31, 2009	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Exercisable at December 31, 2009	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
			(Shares in thousands)			
$0.01 to $10.00	182	2.7	$ 6.30	182	2.7	$ 6.30
$10.01 to $20.00	6,922	8.3	16.39	1,875	7.0	16.27
$20.01 to $30.00	5,563	6.5	21.86	2,534	4.5	22.79
$30.01 to $40.00	1,267	5.3	31.09	67	3.5	31.69
$40.01 to $50.00	726	5.2	41.89	27	0.2	44.25
$50.01 to $60.00	6	0.2	59.50	6	0.2	59.50
	14,666	7.1	$20.89	4,691	5.3	$19.85

Restricted Stock, Restricted Stock Units and Performance Stock Units

RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each RSU equal to the fair value of IAC common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined by the Committee at the time of grant. With the exception of awards to non-U.S. employees, which are settled in cash, all awards are settled in stock. Each restricted stock, RSU and PSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. PSUs also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. The Company recognizes expense for all restricted stock, RSUs and PSUs for which vesting is considered probable. For restricted stock and RSU grants to U.S. employees, the accounting charge is measured at the grant date as the fair value of IAC common stock and expensed ratably as non-cash compensation over the vesting term. For PSU grants to U.S. employees, the expense is measured at the grant date as the fair value of IAC common stock and expensed as non-cash compensation over the vesting period if the performance targets are considered probable of being achieved.

The expense associated with RSU awards to non-U.S. employees is initially measured at fair value at the grant date and expensed ratably over the vesting term, subject to mark-to-market adjustments for

NOTE 13—STOCK-BASED COMPENSATION (Continued)

changes in the price of IAC common stock, as compensation expense within general and administrative expense. At December 31, 2009, 2008 and 2007, less than 0.1 million, 0.1 million and 0.2 million international awards were outstanding, respectively. Cash payments related to awards to international employees, including employees of businesses currently presented within discontinued operations, totaled $0.3 million, $3.5 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009 and 2008 there were no outstanding nonvested restricted stock awards. Nonvested RSUs and PSUs outstanding as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows:

	RSUs		PSUs	
	Number of shares	Weighted Average Grant Date Fair Value	Number of shares	Weighted Average Grant Date Fair Value
	(Shares in thousands)			
Nonvested at January 1, 2009	3,129	$26.43	954	$23.39
Granted	165	16.21	873	20.66
Vested	(316)	23.58	—	—
Forfeited	(583)	27.01	(12)	29.98
Nonvested at December 31, 2009	2,395	$25.82	1,815	$22.03

The weighted average fair value of restricted stock, RSUs and PSUs granted during years ended December 31, 2009, 2008 and 2007 based on market prices of IAC's common stock on the grant date was $19.95, $21.22 and $32.71, respectively. The total fair value of restricted stock, RSUs and PSUs that vested during the years ended December 31, 2009, 2008 and 2007 was $5.3 million, $72.2 million and $54.2 million, respectively.

Equity Instruments Denominated in the Shares of Certain Subsidiaries

IAC has granted phantom equity units and stock options in various operating subsidiaries to certain members of the subsidiaries' management. These equity awards vest over a period of years or upon the occurrence of certain prescribed events. In some cases, IAC has taken a preferred interest in the subsidiary with a face value equal to the subsidiary's acquisition price or, when funding a start-up business, its investment cost, or a certain other fixed amount. In some cases, these preferred interests accrete with paid-in-kind dividends at a prescribed rate of return. The value of the phantom equity units and stock options is tied to the value of the common stock of the entity, with the equity awards management receives as a whole generally representing a small minority of the total common stock outstanding. Accordingly, these interests only have value to the extent the relevant business appreciates in value above the preferred interest (including the accretion of dividends), our investment cost or other fixed amount or, in the case of stock options, the initial value utilized to determine the exercise price. These interests can have significant value in the event of significant appreciation. The interests are ultimately settled in IAC common stock or cash at the option of IAC, with fair market value determined by negotiation or arbitration, at various dates through 2015. The expense associated with these equity awards is initially measured at fair value at the grant date and is amortized ratably as non-cash compensation over the vesting term. The aggregate number of IAC common shares that would be required to settle these interests at current estimated fair values, including vested and

NOTE 13—STOCK-BASED COMPENSATION (Continued)

unvested interests, as of December 31, 2009 is 2.0 million shares, which is included in the calculation of diluted earnings per share if the effect is dilutive.

NOTE 14—SEGMENT INFORMATION

The overall concept that IAC employs in determining its operating segments is to present the financial information in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered or the target market. Entities included in discontinued operations, as described in Note 15, are excluded from the schedules below except for the schedule of assets, in which they are included in corporate. Operating segments are combined for reporting purposes if they meet certain aggregation criteria, which principally relate to the similarity of their economic characteristics or, in the case of Media & Other, do not meet the quantitative thresholds that require presentation as separate operating segments.

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Revenue:			
Search	$ 688,163	$ 765,526	$ 745,996
Match	342,598	365,505	348,733
ServiceMagic	155,813	123,914	93,385
Media & Other	197,842	216,444	164,068
Inter-segment elimination	(8,628)	(26,294)	(19,600)
Total	$ 1,375,788	$1,445,095	$1,332,582

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Operating (Loss) Income:			
Search	$ (990,119)	$ 97,456	$ 27,100
Match	84,655	75,490	65,780
ServiceMagic	13,383	23,983	17,587
Media & Other	(32,522)	(52,678)	(18,545)
Corporate	(133,903)	(206,212)	(170,426)
Total	$(1,058,506)	$ (61,961)	$ (78,504)

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Operating Income Before Amortization(a):			
Search	$ 81,727	$ 136,311	$ 85,388
Match	94,124	91,266	78,367
ServiceMagic	21,286	26,244	20,764
Media & Other	(28,659)	(32,201)	(5,103)
Corporate	(65,635)	(121,522)	(98,932)
Total	$ 102,843	$ 100,098	$ 80,484

NOTE 14—SEGMENT INFORMATION (Continued)

	December 31, 2009	December 31, 2008
	(In thousands)	
Segment Assets(b):		
Search	$ 251,586	$ 257,398
Match	233,919	65,043
ServiceMagic	21,607	20,967
Media & Other	41,645	51,127
Corporate	2,206,605	2,543,866
Total	$2,755,362	$2,938,401

	Years Ended December 31, 2009	2008	2007
	(In thousands)		
Depreciation:			
Search	$33,201	$35,879	$29,835
Match	9,821	8,825	7,596
ServiceMagic	3,344	3,249	2,573
Media & Other	7,095	10,265	6,402
Corporate	11,172	12,833	13,455
Total	$64,633	$71,051	$59,861

	Years Ended December 31, 2009	2008	2007
	(In thousands)		
Capital expenditures:			
Search	$19,592	$29,581	$ 59,884
Match	7,814	10,989	8,715
ServiceMagic	3,565	2,516	3,786
Media & Other	6,716	14,441	10,013
Corporate	235	8,027	30,503
Total	$37,922	$65,554	$112,901

(a) The Company's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of non-cash marketing, (3) amortization and impairment of intangibles, (4) goodwill impairment, (5) pro forma adjustments for significant acquisitions, and (6) one-time items. The Company believes this measure is useful to investors because it represents the operating results from IAC's segments, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to IAC's statement of operations of certain expenses, including non-cash compensation, non-cash marketing, and acquisition related accounting. IAC endeavors to compensate for the limitations of the non-U.S. GAAP measure presented by providing the comparable U.S. GAAP measure with equal or greater prominence, financial statements prepared in accordance with

NOTE 14—SEGMENT INFORMATION (Continued)

U.S. GAAP, and descriptions of the reconciling items, including quantifying such items, to derive the non-U.S. GAAP measure.

(b) Consistent with the Company's primary metric (described in (a) above), the Company excludes, if applicable, goodwill, intangible assets and unamortized non-cash marketing from the measure of segment assets presented above.

The Company maintains operations in the United States, the United Kingdom and other international territories. Geographic information about the United States and international territories is presented below:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Revenue			
United States	$1,167,693	$1,169,292	$1,128,588
All other countries	208,095	275,803	203,994
Total	$1,375,788	$1,445,095	$1,332,582

	December 31,	
	2009	2008
	(In thousands)	
Long-lived assets (excluding goodwill and intangible assets)		
United States	$296,543	$328,034
All other countries	869	2,227
Total	$297,412	$330,261

The following tables reconcile Operating Income Before Amortization to operating (loss) income for the Company's reporting segments and to net loss attributable to IAC shareholders in total (in thousands):

	Year Ended December 31, 2009					
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Non-Cash Marketing	Amortization of Intangibles	Goodwill Impairment	Operating (Loss) Income
Search	$ 81,727	$ (588)	$ (6,494)	$(147,896)	$(916,868)	$ (990,119)
Match	94,124	(154)	(4,375)	(4,940)	—	84,655
ServiceMagic	21,286	(150)	(4,999)	(2,754)	—	13,383
Media & Other	(28,659)	(726)	—	(2,081)	(1,056)	(32,522)
Corporate	(65,635)	(68,268)	—	—	—	(133,903)
Total	$ 102,843	$(69,886)	$(15,868)	$(157,671)	$(917,924)	(1,058,506)
Other income, net						90,975
Loss from continuing operations before income taxes						(967,531)
Income tax provision						(1,485)
Loss from continuing operations						(969,016)
Loss from discontinued operations, net of tax						(10,896)
Net loss						(979,912)
Net loss attributable to noncontrolling interests						1,090
Net loss attributable to IAC shareholders						$ (978,822)

NOTE 14—SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2008					
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Non-Cash Marketing	Amortization of Intangibles	Goodwill Impairment	Operating (Loss) Income
Search	$ 136,311	$ —	$ (4,899)	$ (33,956)	$ —	$ 97,456
Match	91,266	—	(15,103)	(673)	—	75,490
ServiceMagic	26,244	(727)	—	(1,534)	—	23,983
Media & Other	(32,201)	(1,122)	—	(7,755)	(11,600)	(52,678)
Corporate	(121,522)	(84,690)	—	—	—	(206,212)
Total	$ 100,098	$(86,539)	$(20,002)	$ (43,918)	$ (11,600)	(61,961)
Other income, net						155,444
Earnings from continuing operations before income taxes						93,483
Income tax benefit						37,697
Earnings from continuing operations						131,180
Gain on sale of discontinued operations, net of tax						23,314
Loss from discontinued operations, net of tax						(316,544)
Net loss						(162,050)
Net loss attributable to noncontrolling interests						5,849
Net loss attributable to IAC shareholders						$ (156,201)

	Year Ended December 31, 2007				
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Non-Cash Marketing	Amortization of Intangibles	Operating Income (Loss)
Search	$ 85,388	$ —	$(33,637)	$(24,651)	$ 27,100
Match	78,367	—	(11,146)	(1,441)	65,780
ServiceMagic	20,764	(623)	—	(2,554)	17,587
Media & Other	(5,103)	(1,468)	(4,887)	(7,087)	(18,545)
Corporate	(98,932)	(71,494)	—	—	(170,426)
Total	$ 80,484	$(73,585)	$(49,670)	$(35,733)	(78,504)
Other income, net					74,414
Loss from continuing operations before income taxes					(4,090)
Income tax provision					(2,321)
Loss from continuing operations					(6,411)
Gain on sale of discontinued operations, net of tax					33,524
Loss from discontinued operations, net of tax					(173,196)
Net loss					(146,083)
Net loss attributable to noncontrolling interests					2,014
Net loss attributable to IAC shareholders					$(144,069)

NOTE 14—SEGMENT INFORMATION (Continued)

The following tables reconcile segment assets to total assets (in thousands):

	December 31, 2009				
	Segment Assets	Goodwill	Indefinite-lived Intangibles	Definite-lived Intangibles	Total Assets
Search	$ 251,586	$545,054	$179,500	$ 3,290	$ 979,430
Match(c)	233,919	253,812	35,314	2,765	525,810
ServiceMagic	21,607	110,689	12,823	5,253	150,372
Media & Other	41,645	89,800	18,100	4,127	153,672
Corporate(d)	2,206,605	—	—	—	2,206,605
Total	$2,755,362	$999,355	$245,737	$15,435	$4,015,889

	December 31, 2008					
	Segment Assets	Goodwill	Indefinite-lived Intangibles	Definite-lived Intangibles	Unamortized Non-Cash Marketing	Total Assets
Search	$ 257,398	$1,461,097	$283,576	$41,502	$ —	$2,043,573
Match	65,043	225,558	22,814	622	—	314,037
ServiceMagic	20,967	107,369	12,823	1,127	—	142,286
Media & Other	51,127	116,271	18,100	6,192	—	191,690
Corporate(d)	2,543,866	—	—	—	15,868	2,559,734
Total	$2,938,401	$1,910,295	$337,313	$49,443	$15,868	$5,251,320

(c) Included in the segment assets of Match is its investment in Meetic, which is accounted for as an equity method investment.

(d) Corporate assets consist primarily of cash and cash equivalents, marketable securities and IAC's headquarters building.

NOTE 15—DISCONTINUED OPERATIONS

On August 20, 2008, IAC completed the Spin-Off. In addition, on May 30, 2008, IAC sold EPI for $34.9 million, which resulted in a pre-tax loss of $37.4 million and an after-tax gain of $22.3 million. The net assets of EPI included goodwill of $19.1 million. On June 19, 2007, IAC sold HSE for $216.5 million, which resulted in a pre-tax gain of $45.7 million and an after-tax gain of $31.1 million. The pre-tax gain included $22.8 million of foreign currency translation gains that were recognized into earnings at the time of the sale. The net assets of HSE included goodwill of $124.6 million.

Discontinued operations include, HSNi, ILG, Ticketmaster and Tree.com through August 20, 2008, EPI through May 30, 2008, and HSE through June 19, 2007.

NOTE 15—DISCONTINUED OPERATIONS (Continued)

The revenue and net loss for the aforementioned discontinued operations for the applicable periods were as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Revenue	$ —	$3,144,662	$5,240,657
Loss before income taxes and noncontrolling interests	$ (345)	$ (307,844)	$ (48,500)
Income tax provision	(10,551)	(10,811)	(127,243)
Net loss attributable to noncontrolling interests	—	2,111	2,547
Net loss	$(10,896)	$ (316,544)	$ (173,196)

Included in "Loss before income taxes and noncontrolling interests" in the table above for the year ended December 31, 2008 are impairment charges related to goodwill and indefinite-lived intangible assets of HSNi of $221.5 million and $78.5 million, respectively, and of Tree.com of $132.5 million and $33.4 million, respectively. Included in "Loss before income taxes and noncontrolling interests" for the year ended December 31, 2007 are impairment charges related to goodwill and indefinite-lived intangible assets of Tree.com of $459.5 million and $16.2 million, respectively, and of EPI of $48.3 million and $8.9 million, respectively.

The assets and liabilities of HSNi, ILG, Ticketmaster and Tree.com as of August 20, 2008 were as follows (in thousands):

	August 20, 2008
Current assets	$ 1,662,321
Goodwill	4,559,660
Intangible assets, net	946,007
Other non-current assets	631,443
Non-current assets	6,137,110
Current liabilities	(1,265,478)
Deferred income taxes	(955,746)
Other long-term liabilities	(1,606,923)
Non-current liabilities	(2,562,669)
Net assets	$ 3,971,284

NOTE 16—COMMITMENTS

The Company leases land, office space, data center facilities and equipment used in connection with its operations under various operating leases, many of which contain escalation clauses. The Company is committed to pay a portion of the related operating expenses under the data center lease agreement. These operating expenses are not included in the table below.

NOTE 16—COMMITMENTS (Continued)

Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,	
2010	$ 19,554
2011	20,096
2012	19,322
2013	16,424
2014	13,509
Thereafter	218,698
Total	$307,603

Expenses charged to operations under these agreements were $28.5 million, $26.3 million and $22.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company's most significant operating lease is a 77 year ground lease for IAC's headquarters building in New York City and approximates 60% of the future minimum payments due under all operating lease agreements in the table above.

The Company also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under letters of credit extended as follows (in thousands):

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Guarantee and letters of credit	$22,918	$22,692	$226	$ —	$—
Purchase obligations	1,288	281	561	446	—
Total commercial commitments	$24,206	$22,973	$787	$446	$—

The total commercial commitments above primarily consist of a $15.0 million guarantee and a $6.9 million letter of credit. The guarantee supports a former subsidiary's operation of a camping reservation system and the letter of credit supports the Company's casualty insurance program. The guarantee is set to expire July 2010 and is for the remote chance our former subsidiary defaults on a contract. The purchase obligations primarily relate to minimum payments due under telecommunication contracts related to data transmission lines.

NOTE 17—CONTINGENCIES

In the ordinary course of business, the Company is a party to various lawsuits. The Company establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Company, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. It is possible that an unfavorable outcome of one or more of these lawsuits could have a material impact on the liquidity, results of operations, or financial condition of the Company. The Company also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 4 for additional information related to income tax contingencies.

NOTE 18—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Transactions for 2009

The Company recorded a $4.1 million reduction to the Spin-Off distribution. This reflects a reduction in the Company's income tax liability and a corresponding increase in the income tax liability of the Spincos as of the date of the Spin-Off. This reduced tax liability is primarily due to elections made by the Company pursuant to the tax sharing agreement executed in connection with the Spin-Off. The amount is included in the consolidated statement of shareholders' equity as an increase to additional paid-in-capital.

On June 5, 2009, IAC completed the sale of Match Europe to Meetic. In exchange for Match Europe, IAC received a 27% stake in Meetic (approximately 6.1 million shares of Meetic common stock), valued at $154.8 million, plus a promissory note valued at $6.2 million. The promissory note was subsequently paid in the fourth quarter of 2009.

On January 31, 2009, IAC completed the sale of ReserveAmerica to The Active Network, Inc. ("Active"). In exchange for ReserveAmerica, IAC received approximately 3.5 million shares of Active convertible preferred stock, valued at $33.3 million. No gain or loss was recognized on the sale of ReserveAmerica as the fair value of the Active convertible preferred stock received was equivalent to the carrying value of ReserveAmerica.

Supplemental Disclosure of Non-Cash Transactions for 2008

During the year ended December 31, 2008, $12.3 million in aggregate principal amount of Convertible Notes was converted by the holders. Upon conversion, 0.2 million shares of IAC common stock and 0.2 million shares of Expedia common stock were issued to the holders.

After the close of trading on August 20, 2008, IAC completed the Spin-Off. The net assets of the Spincos, net of cash of $728.0 million, of $3.2 billion is included in the accompanying consolidated statement of shareholders' equity as a reduction to additional paid-in capital and retained earnings.

Immediately prior to and in connection with the Spin-Off, the Company exchanged $277.4 million of the Senior Notes for debt of ILG.

Supplemental Disclosure of Non-Cash Transactions for 2007

On June 19, 2007, IAC completed the sale of HSE and received approximately 5.5 million shares of ARO stock and a derivative asset, valued at $190.1 million and $27.1 million, respectively.

On June 8, 2007, the Company made an investment in Front Line Management Group, Inc. ("Front Line"), which included the conversion of $26.5 million convertible note. In connection with the Spin-Off, IAC transferred its equity investment in Front Line to Ticketmaster.

During the year ended December 31, 2007, $7.7 million in aggregate principal amount of Convertible Notes was converted by the holders. Upon conversion, 0.1 million shares of IAC common stock and 0.1 million shares of Expedia common stock were issued to the holders.

NOTE 18—SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash paid during the period for:			
Interest	$ 5,682	$ 54,465	$ 56,585
Income tax payments	8,397	16,191	174,539
Income tax refunds	(136,435)	(15,397)	(33,505)

NOTE 19—RELATED PARTY TRANSACTIONS

Continuing operations

Relationships Involving the Company and Expedia

In connection with and following the Expedia spin-off, the Company and Expedia entered into various commercial agreements, which generally include distribution agreements, services agreements and advertising agreements, as well as a cost sharing agreement. Certain of these agreements were entered into with IAC entities that were subsequently spun-off or sold and, accordingly, the related activity is described in discontinued operations. Total amounts received by the Company from Expedia related to these agreements in 2009, 2008 and 2007 were $1.3 million, $2.7 million and $3.1 million, respectively. Amounts receivable by the Company from Expedia related to these agreements at December 31, 2009 and 2008 were $0.5 million and $0.6 million, respectively, and are included in "Accounts receivable, net" in the accompanying consolidated balance sheet. Total payments made by the Company to Expedia related to these agreements were $0.2 million in 2009, and $0.1 million in both 2008 and 2007. Amounts payable to Expedia by the Company related to these agreements were less than $0.1 million at both December 31, 2009 and 2008, and are included in "Accounts payable, trade" in the accompanying consolidated balance sheet. The Company and Expedia expect these commercial relationships to continue for the foreseeable future. The Company and Expedia are related parties since they are under common control, given that Mr. Diller serves as Chairman and Chief Executive Officer of the Company and Chairman and Senior Executive of Expedia.

In addition, each of the Company and Expedia has a 50% ownership interest in an aircraft that may be used by both companies. Members of this aircraft's flight crew are employed by an entity in which each of the Company and Expedia has a 50% ownership interest. The Company and Expedia have agreed to share costs relating to flight crew compensation and benefits pro-rata according to each company's respective usage of the aircraft, for which they are separately billed by the entity described above. During 2009, 2008 and 2007, total payments of $0.5 million, $0.6 million and $0.5 million, respectively, were made to this entity by the Company.

Relationships Involving Named Executive Officer and Directors

On August 9, 2007, the Company sold a portion of its investment in Front Line to the Warner Music Group for $109.9 million. The sale did not result in a recognized gain or loss because the investment was sold at the same per share price that the Company paid to acquire the investment. Warner Music Group is a related party because its Chairman is one of the Company's board members.

NOTE 19—RELATED PARTY TRANSACTIONS (Continued)

The Company had a secured, non-recourse note receivable of $5.0 million from its Chairman and Chief Executive Officer. This note receivable was paid in full on September 5, 2007.

In October 2000, a subsidiary of IAC and Nineteen Forty CC Inc. ("Nineteen Forty"), a company owned by Mr. Diller, the Chairman and Chief Executive Officer of IAC, acquired an aircraft for use by the Company. In connection with this transaction, IAC granted Nineteen Forty an option to acquire IAC's interest in the aircraft for its depreciated value on IAC's books. The aircraft was owned 77.2% by the IAC subsidiary and 22.8% by Nineteen Forty. IAC had entered into an agreement with Nineteen Forty pursuant to which IAC leased Nineteen Forty's 22.8% interest in the aircraft for lease payments of approximately $53 thousand per month and IAC paid all operating and maintenance expenses related to the aircraft. The foregoing terms were based on market lease rates for similar aircraft leases. This aircraft was sold in May 2007, at which point the related lease terminated in accordance with its terms. Nineteen Forty's option to acquire IAC's interest in the aircraft was not exercised in connection with the sale.

Discontinued operations

Ticketmaster received payments from Expedia in connection with call center outsourcing services totaling $0.2 million and $3.0 million during the period from January 1, 2008 to August 20, 2008 and for the year ended December 31, 2007, respectively.

Interval had an agreement with Arise Virtual Solutions (formerly Willow CSN) relating to outsourced call center services provided by Interval to its members. During the period from January 1, 2008 through August 20, 2008 and for the year ended December 31, 2007, total payments of $2.8 million and $3.2 million, respectively, were made to Arise. Arise is considered a related party because one of the Company's board members is a partner of Accretive LLC, which owns Arise Virtual Solutions.

NOTE 20—BENEFIT PLANS

IAC has a retirement savings plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 50% (16% prior to September 1, 2007) of their pre-tax earnings, but not more than statutory limits. IAC contributes fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Matching contributions for the plan were $4.8 million, $5.6 million and $4.6 million in 2009, 2008, and 2007, respectively. The decrease in matching contributions in 2009 primarily reflects the use of forfeitures to reduce the Company's matching contributions. The increase in matching contributions in 2008 was primarily related to increased participation in the plan. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. Investment options in the plan include IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock.

IAC also has or participates in various benefit plans, principally defined contribution plans, for its international employees. IAC's contributions for these plans were $0.5 million, $0.7 million and $0.6 million in 2009, 2008 and 2007, respectively.

NOTE 21—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31(a)	Quarter Ended June 30(b)	Quarter Ended September 30(c)	Quarter Ended December 31(d)
	(In thousands, except per share data)			
Year Ended December 31, 2009				
Revenue	$332,010	$340,045	$336,577	$ 367,156
Cost of revenue	112,922	106,721	107,298	122,849
Operating (loss) income	(33,124)	3,907	7,121	(1,036,410)
(Loss) earnings from continuing operations	(29,882)	42,593	23,812	(1,005,539)
Earnings (loss) from discontinued operations, net of tax	1,238	(2,196)	(2,514)	(7,424)
Net (loss) earnings	(28,644)	40,397	21,298	(1,012,963)
Net (loss) earnings attributable to IAC shareholders	(28,386)	40,813	21,682	(1,012,931)
Per share information attributable to IAC shareholders:				
Basic (loss) earnings per share from continuing operations(i)	$ (0.20)	$ 0.29	$ 0.18	$ (7.88)
Diluted (loss) earnings per share from continuing operations(i)	$ (0.20)	$ 0.29	$ 0.18	$ (7.88)
Basic (loss) earnings per share(i)	$ (0.19)	$ 0.28	$ 0.16	$ (7.94)
Diluted (loss) earnings per share(i)	$ (0.19)	$ 0.28	$ 0.16	$ (7.94)

	Quarter Ended March 31(a)(e)	Quarter Ended June 30(e)(f)(j)	Quarter Ended September 30(e)(g)	Quarter Ended December 31(h)
	(In thousands, except per share data)			
Year Ended December 31, 2008				
Revenue	$370,656	$ 354,164	$369,280	$350,995
Cost of revenue	130,279	107,156	119,764	120,191
Operating loss	(11,108)	(6,434)	(22,638)	(21,781)
(Loss) earnings from continuing operations	(3,453)	(84,636)	(1,267)	220,536
Earnings (loss) from discontinued operations, net of tax	55,939	(337,445)	(13,951)	2,227
Net earnings (loss)	52,486	(422,081)	(15,218)	222,763
Net earnings (loss) attributable to IAC shareholders	52,816	(421,597)	(14,837)	227,417
Per share information attributable to IAC shareholders:				
Basic (loss) earnings per share from continuing operations(i)	$ (0.02)	$ (0.60)	$ (0.01)	$ 1.60
Diluted (loss) earnings per share from continuing operations(i)	$ (0.02)	$ (0.60)	$ (0.01)	$ 1.56
Basic earnings (loss) per share(i)	$ 0.38	$ (3.02)	$ (0.11)	$ 1.62
Diluted earnings (loss) per share(i)	$ 0.38	$ (3.02)	$ (0.11)	$ 1.57

(a) In the second quarter of 2009, certain expenses were reclassified from cost of revenue to selling and marketing expense. Accordingly, the March 31 quarterly cost of revenue amounts presented above differ from the amounts reflected in the Company's quarterly report on Form 10-Q for the first quarter of 2009 due to this reclassification.

(b) The second quarter of 2009 includes an after-tax gain of $64.3 million related to the sale of Match Europe, partially offset by an after-tax loss of $7.7 million related to the sale of 4.3 million shares

NOTE 21—QUARTERLY RESULTS (UNAUDITED) (Continued)

of ARO stock, an after-tax impairment of $2.6 million related to the Company's then remaining 1.1 million shares of ARO stock and an after-tax loss of $25.5 million related to the write-down of the CVR.

(c) The third quarter of 2009 includes an after-tax gain of $21.6 million related to the sale of 1.8 million shares of common stock of Open Table, Inc. and a $13.4 million increase in the after-tax gain related to the sale of Match Europe, due to a reduction in the goodwill allocated to Match Europe upon its sale reflecting a more time proximate estimate of the fair value of the Match reporting unit as of the date of sale.

(d) The fourth quarter of 2009 includes an after-tax impairment charge of $991.9 million related to the write-down of the goodwill and intangible assets of IAC Search & Media and an after-tax loss of $12.1 million related to the write-down of the CVR.

(e) The first, second and third quarters of 2008 include after-tax Spin-Off expenses of $7.9 million, $11.6 million and $15.7 million, respectively.

(f) The second quarter of 2008 includes an after-tax impairment of $92.7 million related to the Company's shares of ARO stock, partially offset by an after-tax gain of $18.3 million related to the sale of the Company's preferred investment in Points.

(g) The third quarter of 2008 includes an after-tax loss of $38.3 million on the extinguishment of $734.2 million of the Senior Notes.

(h) The fourth quarter of 2008 includes an after-tax gain of $242.5 million on the sale of the Company's investment in Jupiter Shop, partially offset by an after-tax impairment of $26.4 million related to the Company's investment portfolio.

(i) Per share amounts for the quarters may not add to the annual amount because of differences in the average common shares outstanding during each period.

Discontinued operations

(j) The second quarter of 2008 includes after-tax impairment charges of $262.1 million and $148.9 million related to the write-down of the goodwill and intangible assets of HSNi and Tree.com, respectively, partially offset by an after-tax gain of $22.5 million related to the sale of EPI.

NOTE 22—SUBSEQUENT EVENTS (UNAUDITED)

The Company repurchased 4.5 million shares of IAC common stock from January 1, 2010 through February 5, 2010 for aggregate consideration, on a trade date basis, of $93.6 million.

On February 26, 2010, the Company's Board of Directors authorized the repurchase of up to 20 million shares of IAC common stock. This authorization is in addition to the 5.8 million shares remaining at February 5, 2010 from the previous authorization. IAC may purchase shares over an indefinite period of time, depending on those factors IAC management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook.

In accordance with ASC Topic 855, "Subsequent Events," the Company has evaluated, for potential recognition and/or disclosure, events that have occurred after December 31, 2009 and prior to the filing of this Annual Report on Form 10-K on February 26, 2010, the date of issuance of the Company's consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of the Company's Disclosure Controls and Procedures

The Company monitors and evaluates on an ongoing basis its disclosure controls and procedures in order to improve their overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant.

As required by Rule 13a-15(b) of the Exchange Act, IAC management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2009, the Company's internal control over financial reporting is effective. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, included herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

The Company monitors and evaluates on an ongoing basis its internal control over financial reporting in order to improve its overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant. As required by Rule 13a-15(d), IAC management, including the Chief Executive Officer and the Chief Financial Officer, also conducted an evaluation of the Company's internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during the quarter ended December 31, 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
IAC/InterActiveCorp

We have audited IAC/InterActiveCorp's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IAC/InterActiveCorp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAC/InterActiveCorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IAC/InterActiveCorp and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 26, 2010

Item 9B. Other Information

On February 26, 2010, the Company entered into (i) an amended and restated employment agreement with Victor A. Kaufman, Vice Chairman of IAC, and (ii) a new employment agreement with Gregg Winiarski, Senior Vice President, General Counsel and Secretary of IAC.

Term. Both agreements have a scheduled term of one year from the effective date of such agreement and provide for automatic renewal for successive one year terms absent written notice for IAC or the executive ninety (90) days prior to the expiration of the then current term.

Compensation. During the term, Messrs. Kaufman and Winiarski will be eligible to receive an annual base salary (currently $650,000 and $375,000, respectively), annual cash bonuses, equity awards and other employee benefits to be reasonably determined by the Compensation and Human Resources Committee of the IAC Board of Directors and, in the case of Mr. Kaufman, following consultation with IAC's CEO and Chairman.

Severance. Upon a termination of employment by IAC without "cause" (and other than by reason of death or disability), the executive's resignation for "good reason" or the timely delivery of a non-renewal notice by IAC (a "Qualifying Termination"), subject to the execution and non-revocation of a release (and, in the case of Mr. Winiarski, compliance with the restrictive covenants set forth below), (i) all IAC equity awards (including any cliff vesting awards, which shall be pro-rated as though such awards had an annual vesting schedule) held by the executive that would have otherwise vested during the one-year period following such Qualifying Termination shall vest as of the date of such Qualifying Termination and (ii) all vested and outstanding IAC stock options held by the executive as of the date of such Qualifying Termination (including any stock options that vested pursuant to the acceleration rights described above), shall remain outstanding and exercisable for eighteen (18) months from the date of such Qualifying Termination. In addition, in the case of a Qualifying Termination involving Mr. Winiarski, IAC will continue to pay Mr. Winiarski his annual base salary for one (1) year following such Qualifying Termination.

Restrictive Covenants. Pursuant to his agreement, Mr. Winiarski is bound by a covenant not to compete with IAC's businesses during the term of his employment and for twelve (12) months after a Qualfying Termination and covenants not to solicit IAC's employees or business partners during the term of his employment and for eighteen (18) months after a Qualfying Termination. In addition, Mr. Winiarski agreed not to use or disclose any confidential information of IAC or its affiliates.

PART III

The information required by Part III (Items 10, 11, 12, 13 and 14) has been incorporated herein by reference to IAC's definitive Proxy Statement to be used in connection with its 2010 Annual Meeting of Stockholders, or the 2010 Proxy Statement, as set forth below, in accordance with General Instruction G(3) of Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

Information relating to directors and executive officers of IAC and their compliance with Section 16(a) of the Exchange Act is set forth in the sections entitled "Election of Directors" and "Information Concerning Named Executives Who Are Not Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the 2010 Proxy Statement and is incorporated herein by reference. The information required by subsections (c)(3), (d)(4) and (d)(5) of Item 407 of Regulation S-K is set forth in the sections entitled "Corporate Governance" and "The Board and Board Committees" in the 2010 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K is set forth in the sections entitled "Executive Compensation" and "Director Compensation" in the 2010 Proxy Statement and is incorporated herein by reference. The information required by subsections (e)(4) and (e)(5) of Item 407 of Regulation S-K is set forth in the sections entitled "The Board and Board Committees," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the 2010 Proxy Statement and is incorporated herein by reference; provided, that the information set forth in the section entitled "Compensation Committee Report" shall be deemed furnished herein and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding ownership of IAC common stock and Class B common stock and securities authorized for issuance under IAC's various equity compensation plans is set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," respectively, in the 2010 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions with IAC and director independence is set forth in the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance," respectively, in the 2010 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information regarding the fees and services of IAC's independent registered public accounting firm and the pre-approval policies and procedures applicable to services provided to IAC by such firm is set forth in the sections entitled "Fees Paid to Our Independent Registered Public Accounting Firm" and "Audit and Non-Audit Services Pre-Approval Policy," respectively in the 2010 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements of IAC

Report of Independent Registered Public Accounting Firm: Ernst & Young LLP.

Consolidated Balance Sheet as of December 31, 2009 and 2008.

Consolidated Statement of Operations for the Years Ended December 31, 2009, 2008 and 2007.

Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007.

Consolidated Statement of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedule of IAC

Schedule Number	
II	Valuation and Qualifying Accounts.

All other financial statements and schedules not listed have been omitted since the required information is included in the Consolidated Financial Statements or the notes thereto, or is not applicable or required.

(3) Exhibits

The documents set forth below, numbered in accordance with Item 601 of Regulation S-K, are filed herewith or incorporated herein by reference to the location indicated.

Exhibit No.	Description	Location
2.1	Separation and Distribution Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 22, 2008.
3.1	Restated Certificate of Incorporation of IAC/InterActiveCorp.	Exhibit 3.1 to the Registrant's Registration Statement on Form 8-A/A, filed on August 12, 2005.
3.2	Certificate of Amendment of the Restated Certificate of Incorporation of IAC/InterActiveCorp.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on August 22, 2008.
3.3	Amended and Restated By-laws of IAC/InterActiveCorp.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on July 2, 2008.
4.1	Indenture (relating to the 7% Senior Notes due 2013), dated as of December 16, 2002, among the Registrant, USANi LLC, as Guarantor, and The Bank of New York (successor in interest to JPMorgan Chase Bank), as Trustee.	Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-102713), filed on January 24, 2003.
4.2	Form of 7% Senior Notes due 2013.	Exhibit B to Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-102713), filed on January 24, 2003.
4.3	Supplemental Indenture, dated as of August 7, 2008, between IAC/InterActiveCorp (formerly known as USA Interactive), a Delaware corporation, and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on August 13, 2008.

Exhibit No.	Description	Location
4.4	In accordance with Item 601 (b) (4) (iii) (A) of Regulation S-K, certain instruments relating to long-term obligations of the Registrant have been omitted but will be furnished to the Commission upon request.	
4.5	Equity Warrant Agreement, dated as of May 7, 2002, between the Registrant and BNY Mellon Shareowner Services (successor to The Bank of New York), as equity warrant agent.	Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on May 17, 2002.
10.1	Amended and Restated Governance Agreement, dated as of August 9, 2005, among the Registrant, Liberty Media Corporation and Barry Diller.	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.
10.2	Amended and Restated Stockholders Agreement, dated as of August 9, 2005, between Liberty Media Corporation and Barry Diller.	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.
10.3	Agreement, dated as of January 10, 2008, between Liberty Media Corporation and the Registrant.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on January 15, 2008.
10.4	Spinco Agreement, dated as of May 13, 2008, by and among the Registrant, Barry Diller, Liberty Media Corporation and the Liberty Parties (as defined therein).	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 16, 2008.
10.5	Tax Sharing Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, Ticketmaster, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc.	Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on August 22, 2008.
10.6	Employee Matters Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, Ticketmaster, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc.	Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on August 22, 2008.
10.7	Transition Services Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc.	Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on August 22, 2008.
10.8	IAC/InterActiveCorp 2008 Stock and Annual Incentive Plan.(1)	Incorporated by reference to Annex F to the Registrant's Definitive Proxy Statement, filed on July 10, 2008.

Exhibit No.	Description	Location
10.9	Form of Terms and Conditions of Stock Options under the IAC/InterActiveCorp 2008 Stock and Annual Incentive Plan.(1)	Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.10	Amended and Restated IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan.(1)	Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.11	Form of Terms and Conditions of Stock Options under the IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan.(1)	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.
10.12	Form of Terms and Conditions of Annual Vesting Awards under the IAC/ InterActiveCorp 2005 Stock and Annual Incentive Plan.(1)	Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.13	Form of Restricted Stock Unit Agreement for the IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan.(1)	Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.
10.14	Amended and Restated 2000 Stock and Annual Incentive Plan.(1)	Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.15	HSN, Inc. 1997 Stock and Annual Incentive Plan.(1)	Appendix F to the Registrant's Definitive Proxy Statement, dated January 13, 1998.
10.16	Form of Restricted Stock Unit Agreement for the Amended and Restated 2000 Stock and Annual Incentive Plan and the HSN, Inc. 1997 Stock and Annual Incentive Plan.(1)	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated February 16, 2005.
10.17	Silver King Communications, Inc. Directors' Stock Option Plan.(1)	Appendix H to the Registrant's Definitive Proxy Statement, dated November 20, 1996.
10.18	Summary of Non-Employee Director Compensation Arrangements. (1)	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.
10.19	Amended and Restated 2000 IAC/ InterActiveCorp Deferred Compensation Plan For Non-Employee Directors.	Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.20	Amended and Restated 2007 IAC/ InterActiveCorp Deferred Compensation Plan For Non-Employee Directors.	Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.21	IAC/InterActiveCorp Executive Deferred Compensation Plan.(1)	Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
10.22	Stock Option Agreement between the Registrant and Barry Diller, dated as of June 7, 2005.(1)	Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

Exhibit No.	Description	Location
10.23	Amended and Restated Employment Agreement between Thomas J. McInerney and the Registrant, dated as of December 30, 2008. (1)	Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.24	Google Services Agreement, dated as of January 1, 2008, between IAC/InterActiveCorp and Google.	Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
21.1	Subsidiaries of IAC/InterActiveCorp as of December 31, 2009.(2)	
23.1	Consent of Ernst & Young LLP.(2)	
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)	
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)	
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(3)	
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(3)	

(1) Reflects management contracts and management and director compensatory plans.

(2) Filed herewith.

(3) Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 26, 2010

IAC/INTERACTIVECORP

By: /s/ BARRY DILLER

Barry Diller
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 26, 2010:

Signature	Title
/s/ BARRY DILLER Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ VICTOR A. KAUFMAN Victor A. Kaufman	Vice Chairman and Director
/s/ THOMAS J. MCINERNEY Thomas J. McInerney	Executive Vice President and Chief Financial Officer
/s/ MICHAEL H. SCHWERDTMAN Michael H. Schwerdtman	Senior Vice President and Controller (Chief Accounting Officer)
/s/ EDGAR BRONFMAN, JR. Edgar Bronfman, Jr.	Director
/s/ DONALD R. KEOUGH Donald R. Keough	Director
/s/ BRYAN LOURD Bryan Lourd	Director

Signature	Title
/s/ JOHN C. MALONE John C. Malone	Director
/s/ ARTHUR C. MARTINEZ Arthur C. Martinez	Director
/s/ DAVID S. ROSENBLATT David S. Rosenblatt	Director
/s/ ALAN G. SPOON Alan G. Spoon	Director
/s/ ALEXANDER VON FURSTENBERG Alexander von Furstenberg	Director
/s/ RICHARD F. ZANNINO Richard F. Zannino	Director
/s/ MICHAEL P. ZEISSER Michael P. Zeisser	Director

Schedule II

IAC/INTERACTIVECORP AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
			(In Thousands)		
2009					
Allowance for doubtful accounts and revenue reserves	$11,396	$10,147[1]	$ (327)	$(9,933)[4]	$11,283
Sales returns accrual	794	79	—	—	873
Deferred tax valuation allowance	39,520	(1,720)[2]	(2,456)[3]	—	35,344
Other reserves	3,079				2,666
2008					
Allowance for doubtful accounts and revenue reserves	$ 8,714	$ 9,521[1]	$ (176)	$(6,663)[4]	$11,396
Sales returns accrual	749	45	—	—	794
Deferred tax valuation allowance	22,266	15,972[5]	1,282[6]	—	39,520
Other reserves	2,280				3,079
2007					
Allowance for doubtful accounts and revenue reserves	$ 8,410	$ 7,150[1]	$ (118)	$(6,728)[4]	$ 8,714
Sales returns accrual	493	—	256	—	749
Deferred tax valuation allowance	25,865	(1,014)[7]	(2,585)[8]	—	22,266
Other reserves	2,240				2,280

(1) Additions to the allowance for doubtful accounts are charged to expense. Additions to the revenue reserves are charged against revenue.

(2) Amount is primarily related to a decrease in state net operating losses partially offset by an increase for unbenefited state capital loss carryforwards and foreign net operating losses.

(3) Amount is primarily related to the release of a valuation allowance on net benefited losses for 2009 unrealized gains in other comprehensive income.

(4) Write-off of fully reserved accounts receivable.

(5) Amount is primarily related to other-than-temporary losses related to investments.

(6) Amount is primarily related to unbenefited unrealized losses in other comprehensive income.

(7) Amount is primarily related to Match's foreign net operating losses.

(8) Amount is primarily related to the write-off of previously unbenefited deferred tax assets for state and foreign net operating losses.

PERFORMANCE GRAPH

The following graph compares the cumulative total return of IAC common stock, the Nasdaq Composite Index, the S&P GSTI Internet Index (formerly referred to as the Goldman Sachs Technology Industry Index) and the Standard & Poor's 500 Stock Index, in each case, based on $100 invested at the close of trading on December 31, 2004 through December 31, 2009. In accordance with applicable SEC rules, IAC presents the cumulative return of peer issuers. IAC has selected the Nasdaq Composite Index and the S&P GSTI Internet Index as its peer issuers because they both include companies engaged in many of the same businesses as IAC. Following the completion of the spin-offs of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("IILG"), Ticketmaster (known as Ticketmaster Entertainment, Inc. on December 31, 2009 and now known as Live Nation Entertainment, Inc.) and Tree.com, Inc. ("Tree.com") after the close of trading on August 20, 2008 (the "August 2008 Spin-Offs"), IAC ceased to be included within the Standard & Poor's 500 Stock Index.

For periods from August 9, 2005 through August 20, 2008, adjusted historical stock prices that reflect the August 2008 Spin-Offs were used to generate the information in the following graph. These adjusted stock prices were determined by multiplying actual, historical prices by 0.43636 and then multiplying the product by two to give effect to the one-for-two reverse stock split effected immediately following the completion of the August 2008 Spin-Offs. The adjustment factor applied to actual, historical stock prices (0.43636) to reflect the August 2008 Spin-Offs is equal to (i) $7.68, which is equal to $17.60 (the closing price of IAC common stock in the regular way market on August 20, 2008) less $9.92 (the combined value of HSNi, IILG, Ticketmaster and Tree.com at the close of the market on August 20, 2008) divided by (ii) $17.60. The combined value of the spun-off entities is equal to (i) one-fifth of the respective closing prices of each of HSNi, IILG and Ticketmaster ($12.61, $14.12 and $21.64) plus (ii) one-thirtieth of the closing price of Tree.com ($7.42), in each case, in the when-issued trading market on August 20, 2008.

For periods prior to August 9, 2005, adjusted historical stock prices that reflect the spin-off of Expedia, Inc. on August 8, 2005 (the "Expedia Spin-Off") and the August 2008 Spin-Offs were used to generate the information in the following graph. These adjusted stock prices were determined by (i) first dividing the actual, historical stock prices by 0.90036 to reflect the Expedia Spin-Off and (ii) then further adjusting such prices in the manner described above to reflect the August 2008 Spin-Offs. The adjustment factor applied to actual, historical stock prices to reflect the Expedia Spin-Off is equal to the value of $25.30, the closing price of IAC common stock in the regular way market on August 8, 2005, divided by $28.10, the closing price of IAC common stock in the when-issued trading market (which reflects the Expedia Spin-Off and related one-for-two reverse stock split) on August 8, 2005.


$200
$150
$100
$50
$0
IACI
NASDAQ-COMPOSITE
S&P GSTI INTERNET INDEX
S&P 500 INDEX
12/31/04
12/30/05(1)
12/29/06
12/31/07
12/31/08(2)
12/31/09

	12/31/04	12/30/05(1)	12/29/06	12/31/07	12/31/08(2)	12/31/09
IACI	$100.00	$ 92.30	$121.14	$ 87.75	$58.76	$ 76.50
NASDAQ-COMPOSITE	$100.00	$101.37	$111.03	$121.92	$72.49	$104.31
S&P GSTI INTERNET INDEX	$100.00	$115.08	$112.02	$122.08	$64.49	$113.20
S&P 500 INDEX	$100.00	$103.00	$117.03	$121.16	$74.53	$ 92.01

(1) In connection with the Expedia Spin-Off, IAC shareholders received one share of IAC common stock and one share of Expedia common stock for every two shares of IAC common stock held immediately prior to the Expedia Spin-Off and related one-for-two reverse stock split.

(2) In connection with the August 2008 Spin-Offs, IAC shareholders received (i) one share of IAC common stock for every two shares, (ii) one share of HSNi, IILG and Ticketmaster common stock for every five shares and (iii) one share of Tree.com for every 30 shares, in each case, of IAC common stock held immediately prior to the August 2008 Spin-Offs and related one-for-two reverse stock split.

Certain Reconciliations of GAAP to Non-GAAP Measures Used in the "To Our Shareholders" Letter*

Adjusted Net Income

- 2009: $979 million net loss attributable to IAC shareholders *plus* $70 million non-cash compensation expense *plus* $16 million amortization of non-cash marketing expense *plus* $158 million amortization of intangibles *plus* $918 million goodwill impairment *plus* $5 million impairment related to Arcandor AG *plus* $59 million other loss related to the fair value adjustment on the derivatives created in the HSE sale and the Expedia spin-off *plus* $7 million gain on sale of VUE interests and related effects *plus* $11 million discontinued operations, net of tax *less* $132 million gain on the sale of Match Europe and *less* $58 million impact of income taxes and minority interest = ***$73 million Adjusted Net Income.***

Adjusted EPS

- 2009: 139 million GAAP Basic weighted average shares outstanding *plus* 2 million options, warrants and restricted stock (treasury method) *plus* 2 million shares attributable to the impact of restricted shares = ***143 million Adjusted EPS shares outstanding.***
- For Adjusted EPS purposes, the impact of restricted stock units on shares outstanding is based on the weighted average number of restricted stock units outstanding as compared with shares outstanding for GAAP purposes, which includes restricted stock units on a treasury method basis. The weighted average number of restricted stock units outstanding for Adjusted EPS purposes includes the weighted average number of performance-based restricted stock units that IAC believes are probable of vesting. There are no performance-based restricted stock units included for GAAP purposes.

Free Cash Flow

- 2009: $332 million operating cash flow from continuing operations *less* $38 million capital expenditures *less* $97 million net tax refunds related to the sale of certain businesses and investments = ***$197 million Free Cash Flow.***

---

* Rounding differences may occur.

(This page has been left blank intentionally.)

CORPORATE INFORMATION

Corporate Headquarters
IAC
555 West 18th Street
New York, NY 10011
212.314.7300
www.iac.com

Investor Inquiries
All inquiries can be directed as follows:
212.314.7400
ir@iac.com

Stock Market
IAC is listed on Nasdaq.
The ticker symbol is IACI.

Transfer Agent and Registrar
For address changes, account consolidation,
registration changes, lost stock certificates
and other stockholder services, please contact:

BNY Mellon Shareowner Services
480 Washington Blvd
Jersey City, NJ 07310 or
PO Box 358015
Pittsburgh, PA 15252-8015 or
www.bnymellon.com/shareowner/isd

Independent Registered Public Accountants
Ernst & Young LLP
5 Times Square
New York, NY 10036



May 3, 2010

Dear Stockholder:

You are invited to attend the 2010 Annual Meeting of Stockholders of IAC/InterActiveCorp, which will be held on Tuesday, June 15, 2010, at 9:00 a.m., local time, at IAC's corporate headquarters, located at 555 West 18th Street, New York, New York 10011. At the 2010 Annual Meeting, stockholders will be asked to elect 11 directors and to ratify the appointment of Ernst & Young as IAC's independent registered public accounting firm for 2010. IAC's Board of Directors believes that the proposals being submitted for stockholder approval are in the best interests of IAC and its stockholders and recommends a vote **FOR** each of these proposals.

Based on applicable Securities and Exchange Commission rules that allow companies to furnish proxy materials to stockholders over the internet in lieu of mailing printed copies of these materials to stockholders, this year we have elected to deliver our proxy materials to the majority of our shareholders over the internet. On or about May 3, 2010, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2010 Annual Meeting proxy statement and 2009 Annual Report on Form 10-K online, as well as instructions on how to obtain printed copies of these materials by mail.

It is important that your shares be represented and voted at the 2010 Annual Meeting regardless of the size of your holdings. Whether or not you plan to attend the 2010 Annual Meeting, please take the time to vote online, by telephone or, if you receive a printed proxy card, by returning a marked, signed and dated proxy card, so that your shares will be represented and voted at the 2010 Annual Meeting. If you attend the 2010 Annual Meeting, you may vote in person if you wish, even if you have previously submitted your vote.

I look forward to greeting those of you who will be able to attend the meeting.

Sincerely,

Barry Diller
Chairman and Chief Executive Officer

IAC/INTERACTIVECORP
555 West 18th Street
New York, New York 10011

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

IAC/InterActiveCorp ("IAC") is making this proxy statement available to holders of our common stock and Class B common stock in connection with the solicitation of proxies by IAC's Board of Directors for use at the 2010 Annual Meeting of Stockholders to be held on Tuesday, June 15, 2010, at 9:00 a.m., local time, at IAC's corporate headquarters, located at 555 West 18th Street, New York, New York 10011. At the 2010 Annual Meeting, stockholders will be asked:

1. to elect 11 members of IAC's Board of Directors, each to hold office for a one-year term ending on the date of the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from IAC's Board of Directors);

2. to ratify the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for the 2010 fiscal year; and

3. to transact such other business as may properly come before the meeting and any related adjournments or postponements.

IAC's Board of Directors has set April 23, 2010 as the record date for the 2010 Annual Meeting. This means that holders of record of our common stock and Class B common stock at the close of business on that date are entitled to receive notice of the 2010 Annual Meeting and to vote their shares at the 2010 Annual Meeting and any related adjournments or postponements.

Only stockholders and persons holding proxies from stockholders may attend the 2010 Annual Meeting. Seating is limited, however, and admission to the 2010 Annual Meeting will be on a first-come, first-served basis. If your shares are registered in your name, you should bring a form of photo identification to the 2010 Annual Meeting. If your shares are held in the name of a broker, bank or other holder of record, you will need to bring a proxy or letter from that broker, bank or other holder of record that confirms you are the beneficial owner of those shares, together with a form of photo identification. Cameras, recording devices and other electronic devices will not be permitted at the 2010 Annual Meeting.

By order of the Board of Directors,



Gregg Winiarski
Senior Vice President,
General Counsel and Secretary

May 3, 2010

PROXY STATEMENT
TABLE OF CONTENTS

(This page has been left blank intentionally.)

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE 2010 ANNUAL MEETING AND VOTING

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: Under applicable rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), this year we elected to deliver our 2010 Annual Meeting Proxy Statement and 2009 Annual Report on Form 10-K to the majority of our shareholders online in lieu of mailing printed copies of these materials to each of our stockholders (the "Notice Process"). If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive printed copies of our proxy materials unless you request them. Instead, the Notice provides instructions on how to access our 2010 Annual Meeting Proxy Statement and 2009 Annual Report on Form 10-K online, as well as how to obtain printed copies of these materials by mail. We believe that the Notice Process allows us to provide our stockholders with the information they need in a more timely manner than if we had elected to mail printed materials, while reducing the environmental impact of, and lowering the costs associated with, the printing and distribution of our proxy materials.

The Notice is being mailed on or about May 3, 2010 to stockholders of record at the close of business on April 23, 2010 and the 2010 Annual Meeting Proxy Statement and our 2009 Annual Report on Form 10-K will be available at *www.proxyvote.com* beginning on May 3, 2010. If you received a Notice by mail but would rather receive printed copies of our proxy materials, please follow the instructions included in the Notice. You will not receive a Notice if you have previously elected to receive printed copies of our proxy materials.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. However, the Notice provides instructions on how to vote your shares by way of completing and submitting your proxy online, by requesting and returning a written proxy card or by submitting a ballot in person at the 2010 Annual Meeting.

Q: Who is entitled to vote at the 2010 Annual Meeting?

A: Holders of IAC common stock and Class B common stock at the close of business on April 23, 2010, the record date for the 2010 Annual Meeting established by IAC's Board of Directors, are entitled to receive notice of the 2010 Annual Meeting and to vote their shares at the 2010 Annual Meeting and any related adjournments or postponements.

As of the close of business on April 23, 2010, the record date, there were 99,718,150 shares of IAC common stock and 12,799,999 shares of Class B common stock outstanding and entitled to vote. Holders of IAC common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

Q: What is the difference between a stockholder of record and a stockholder who holds stock in street name?

A: If your IAC shares are registered in your name, you are a stockholder of record. If your IAC shares are held in the name of your broker, bank or other holder of record, your shares are held in street name.

You may examine a list of the stockholders of record as of the close of business on April 23, 2010 for any purpose germane to the 2010 Annual Meeting during normal business hours during the 10-day period preceding the date of the meeting at IAC's corporate headquarters, located at 555 West 18th Street, New York, New York 10011. This list will also be made available at the 2010 Annual Meeting.

Q: What are the quorum requirements for the 2010 Annual Meeting?

A: The presence at the 2010 Annual Meeting, in person or by proxy, of holders having a majority of the total votes entitled to be cast by holders of IAC common stock and Class B common stock at the 2010 Annual Meeting constitutes a quorum. When the holders of IAC common stock vote as a separate class, the presence at the 2010 Annual Meeting of holders of a majority of the total votes entitled to be cast by holders of IAC common stock is required for quorum to be met. Shares of IAC common stock and Class B common stock represented by proxy will be treated as present at the 2010 Annual Meeting for purposes of determining whether there is a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Q: What matters will IAC stockholders vote on at the 2010 Annual Meeting?

A: IAC stockholders will vote on the following proposals:

- *Proposal 1*—to elect 11 members of IAC's Board of Directors, each to hold office for a one-year term ending on the date of the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from IAC's Board of Directors);
- *Proposal 2*—to ratify the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for the 2010 fiscal year; and
- to transact such other business as may properly come before the 2010 Annual Meeting and any related adjournments or postponements.

Q: What are my voting choices when voting for director nominees and what votes are required to elect directors to IAC's Board of Directors?

A: In the vote on the election of director nominees, you may vote in favor of *all* nominees, withhold votes as to *all* nominees or vote in favor of and withhold votes as to specific nominees.

The election of each of Edgar Bronfman, Jr., Barry Diller, Victor A. Kaufman, Arthur C. Martinez, David Rosenblatt, Alexander von Furstenberg, Michael P. Zeisser and Richard F. Zannino as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of IAC common stock and Class B common stock voting together as a single class (hereinafter referred to as IAC capital stock), with each share of common stock and Class B common stock representing the right to one and ten votes, respectively.

The election of each of Donald R. Keough, Bryan Lourd and Alan G. Spoon as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of the shares of IAC common stock voting as a separate class.

The Board recommends that stockholders vote **FOR** the election of each of its nominees for director named above.

Q: What are my voting choices when voting on the ratification of the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm and what votes are required to ratify such appointment?

A: In the vote on the ratification of the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for 2010, you may vote in favor of the ratification, vote against the ratification or abstain from voting on the ratification.

The ratification of the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for 2010 requires the affirmative vote of the holders of a majority of the voting power of the shares of IAC capital stock present at the 2010 Annual Meeting in person or represented by proxy and voting together.

The Board recommends that stockholders vote **FOR** ratification of the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for 2010.

Q: Could other matters be decided at the 2010 Annual Meeting?

A: As of the date of this 2010 Annual Meeting Proxy Statement, we did not know of any matters to be raised at the 2010 Annual Meeting, other than those referred to in this 2010 Annual Meeting Proxy Statement.

If other matters are properly presented at the 2010 Annual Meeting for consideration, the three IAC officers who have been designated as proxies for the 2010 Annual Meeting, Joanne Hawkins, Thomas J. McInerney and Gregg Winiarski, will have the discretion to vote on those matters for stockholders who have submitted their proxy.

Q: How do arrangements between Mr. Diller and Liberty Media Corporation regarding the voting of IAC shares held by these parties affect votes cast in connection with the 2010 Annual Meeting?

A: As of the 2010 Annual Meeting record date, Mr. Diller held an irrevocable proxy over all IAC securities beneficially owned by Liberty Media Corporation, or Liberty, and its subsidiaries. This irrevocable proxy includes authority to vote on each of the proposals presented for approval at the 2010 Annual Meeting, other than the election of the three directors that holders of IAC common stock elect as a separate class. By virtue of this proxy, as well as through shares owned by Mr. Diller directly, Mr. Diller is effectively able to control the vote of approximately 15.2% of the IAC common stock and 100% of the IAC Class B common stock and, consequently, approximately 58.1% of the combined voting power of the outstanding IAC capital stock. Thus, regardless of the vote of any other IAC stockholder, Mr. Diller has control over the vote on each matter submitted for stockholder approval at the 2010 Annual Meeting, other than the election of the three directors that holders of IAC common stock elect as a separate class.

Q: What do I need to do now to vote at the 2010 Annual Meeting?

A: IAC's Board of Directors is soliciting proxies for use at the 2010 Annual Meeting. Stockholders may submit proxies to instruct the designated proxies to vote their shares in any of four ways:

- **Submitting a Proxy Online:** Submit your proxy via the internet. The website for internet proxy voting is *www.proxyvote.com*. Internet proxy voting is also available 24 hours a day and will close at 11:59 p.m., Eastern Standard Time, on Monday, June 14, 2010;
- **Submitting a Proxy by Telephone:** Submit your proxy by telephone by using the toll-free telephone number provided on your proxy card (1.800.690.6903). Telephone voting is available 24 hours a day and will close at 11:59 p.m., Eastern Standard Time, on Monday, June 14, 2010;
- **Submitting a Proxy by Mail:** If you choose to submit your proxy by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided or to IAC/InterActiveCorp, c/o Vote Processing, Broadridge, 51 Mercedes Way, Edgewood, New York 11717; or
- **Voting in Person:** If you were a stockholder of record on April 23, 2010 or if you have a legal proxy from your broker, bank or other holder of record identifying you as a beneficial owner of IAC shares as of that date, you may vote in person by attending the 2010 Annual Meeting.

For IAC shares held in street name, holders may submit a proxy online or by telephone if their broker, bank or other holder of record makes these methods available. If you submit a proxy online or by telephone, *do not* request and return a printed proxy card from the Company or from your broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, follow the voting instructions you receive from your broker, bank or other holder of record.

Q: If I hold my IAC shares in street name, will my broker, bank or other holder of record vote these shares for me?

A: If you hold IAC shares in street name, you must provide your broker, bank or other holder of record with instructions in order to vote these shares. If you do not provide your broker with voting instructions, your broker will vote your shares only if the proposal is a routine management proposal on which your broker has discretion to vote. Routine management proposals include the ratification of the appointment of independent registered public accounting firms. Recent rule changes to which your broker is most likely subject have expanded the list of matters on which many brokers are prohibited from voting shares held in street name without voting instructions from the beneficial owner to include elections of directors.

Q: What happens if I abstain?

A: Abstentions are counted for purposes of determining whether there is a quorum and are counted as votes "against" any proposal for which abstentions are an option.

Q: Can I change my vote?

A: Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before the vote at the 2010 Annual Meeting by:

- delivering a written notice, bearing a date later than your proxy, stating that you revoke the proxy;
- submitting a later-dated proxy relating to the same shares online, by telephone or by mail prior to the vote at the 2010 Annual Meeting; or
- attending the 2010 Annual Meeting and voting in person (although attendance at the 2010 Annual Meeting will not, by itself, revoke a proxy).

To change your vote or revoke your proxy, send a written notice or a new proxy card to IAC/InterActiveCorp, c/o Vote Processing, Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or follow the instructions provided on the Notice or the proxy card to do so online or by telephone.

Q: How are proxies solicited and who bears the related costs?

A: IAC bears all expenses incurred in connection with the solicitation of proxies. In addition to solicitations by mail, directors, officers and employees of IAC may solicit proxies from stockholders by telephone, letter, facsimile or in person. Following the initial mailing of the Notice and proxy materials, IAC will request brokers, banks and other holders of record to forward copies of these materials to persons for whom they hold shares of IAC common stock and to request authority for the exercise of proxies. In such cases, IAC, upon the request of these holders, will reimburse such holders for their reasonable expenses.

Q: What should I do if I have questions regarding the 2010 Annual Meeting?

A: If you have any questions about the 2010 Annual Meeting, would like to obtain directions to be able to attend the 2010 Annual Meeting and vote in person or would like copies of any of the documents referred to in this 2010 Annual Meeting Proxy Statement, you should contact IAC Investors Relations at 1.212.314.7300 or *ir@iac.com*.

PROPOSAL 1—ELECTION OF DIRECTORS

Proposal and Required Vote

At the upcoming 2010 Annual Meeting, a board of 11 directors will be elected, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from IAC's Board of Directors). Information concerning all director nominees appears below. The Board has designated Messrs. Keough, Lourd and Spoon as nominees for the positions on the Board to be elected by the holders of IAC common stock voting as a separate class. Although management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute designated by the Board. All of the Board's nominees are incumbent directors of IAC.

The election of each of Edgar Bronfman, Jr., Barry Diller, Victor A. Kaufman, Arthur C. Martinez, David Rosenblatt, Alexander von Furstenberg, Richard F. Zannino and Michael P. Zeisser as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of IAC capital stock voting together as a single class.

The election of each of Donald R. Keough, Bryan Lourd and Alan G. Spoon as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of the shares of IAC common stock voting as a separate class.

The Board recommends that stockholders vote **FOR** the election of each of its nominees for director.

Information Concerning Director Nominees

Background information about the Board's nominees for election is set forth below, including information regarding the specific experiences, characteristics, attributes and skills considered by the Board in connection with the nomination of each director nominee, all of which the Board believes provide the Company with the perspective and judgment needed to guide, monitor and execute the Company's strategies.

Edgar Bronfman, Jr., age 54, has been a director of IAC since February 1998. Mr. Bronfman has served as the Chairman and Chief Executive Officer of Warner Music Group since March 2004. Prior to joining Warner Music Group, Mr. Bronfman served as Chairman and Chief Executive Officer of Lexa Partners LLC, which he founded, from April 2002. Mr. Bronfman also currently serves as a general partner of Accretive LLC, a private equity firm. Mr. Bronfman was appointed Executive Vice Chairman of Vivendi Universal, S.A. in December 2000. Mr. Bronfman resigned from his position as an executive officer and as Vice Chairman of the Board of Directors of Vivendi Universal, S.A. in March 2002 and December 2003, respectively. Prior to December 2000, Mr. Bronfman served as President and Chief Executive Officer of The Seagram Company Ltd., a post he had held since June 1994, and from 1989 to June 1994 he served as the President and Chief Operating Officer of Seagram. He is the Chairman of the Board of Endeavor Global, Inc., and is currently a member of the Board of NYU Elaine A. and Kenneth G. Langone Medical Center, The Collegiate School, JPMorgan's National Advisory Board and the Council on Foreign Relations. In nominating Mr. Bronfman, the Board considered his experience as a member of senior management of various public and global companies, which the Board believes gives him particular insight into business strategy and leadership, marketing, consumer branding and international operations, as well as a high level of financial literacy and insight into the media and entertainment industries. The Board also considered Mr. Bronfman's private equity experience, which the Board believes gives him particular insight into investments in, and the development of, early stage companies.

Barry Diller, age 68, has been a director and the Chairman and Chief Executive Officer of IAC (and its predecessors) since August 1995. Mr. Diller also serves as the Chairman and Senior Executive of Expedia, Inc., which position he has held since August 2005. Prior to joining the Company, Mr. Diller was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairman of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for 10 years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is also currently Chairman (in a non-executive capacity) of the board of directors of Live Nation Entertainment, Inc. (and its predecessor companies, Ticketmaster Entertainment and Ticketmaster), which position he has held since August 2008, and a member of the boards of directors of The Washington Post Company and The Coca-Cola Company, which positions he has held during the past five years. He also serves on the Board of Conservation International. In addition, Mr. Diller is a member of the Board of Councilors for the University of Southern California's School of Cinema-Television, the New York University Board of Trustees and the Executive Board for the Medical Sciences of University of California, Los Angeles. The Board nominated Mr. Diller because he has been Chairman and Chief Executive Officer of the Company since 1995, and as a result, possesses a great depth of knowledge and experience regarding the Company and its businesses, coupled with the fact that he effectively controls the Company.

Victor A. Kaufman, age 66, has been a director of IAC (and its predecessors) since December 1996 and has been Vice Chairman of IAC since October 1999. Mr. Kaufman also serves as Vice Chairman of Expedia, Inc., which position he has held since August 2005. Previously, Mr. Kaufman served in the Office of the Chairman from January 1997 to November 1997 and as Chief Financial Officer of IAC from November 1997 to October 1999. Prior to his tenure with IAC, Mr. Kaufman served as Chairman and Chief Executive Officer of Savoy Pictures Entertainment, Inc. from March 1992 and as a director of Savoy from February 1992. Mr. Kaufman was the founding Chairman and Chief Executive Officer of Tri-Star Pictures, Inc. and served in such capacities from 1983 until December 1987, at which time he became President and Chief Executive Officer of Tri-Star's successor company, Columbia Pictures Entertainment, Inc. He resigned from these positions at the end of 1989 following the acquisition of Columbia by Sony USA, Inc. Mr. Kaufman joined Columbia in 1974 and served in a variety of senior positions at Columbia and its affiliates prior to the founding of Tri-Star. Mr. Kaufman has also served as a member of the board of directors of Live Nation Entertainment, Inc. (and its predecessor companies, Ticketmaster Entertainment and Ticketmaster) since August 2008. In nominating Mr. Kaufman, the Board considered the unique knowledge and experience regarding the Company and its businesses that he has gained through his involvement with the Company in various roles since 1996, as well as his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

Donald R. Keough, age 83, has been a director of IAC since September 1998. He currently serves as Chairman (in a non-executive capacity) of Allen & Company LLC (and its predecessors), a New York investment banking firm. He was appointed to this position in April 1993. Mr. Keough has served (and during the past five years has served) as a member of the boards of directors of Berkshire Hathaway, Inc. and The Coca-Cola Company and previously served as a member of the board of directors of Convera Corporation at certain times during the past five years. He is a past Chairman of the board of trustees of the University of Notre Dame and a trustee of several other educational institutions. He also serves on the boards of a number of national charitable and civic organizations. In nominating Mr. Keough, the Board considered his extensive public company management experience as the former President and Chief Operating Officer of The Coca-Cola Company and his public company board experience, both of which the Board believes give him particular insight into business strategy, leadership, marketing, consumer branding and executive compensation, as well as a high level of financial literacy. The Board also considered Mr. Keough's tenure at Allen & Company LLC, which the Board believes give him particular insight into capital markets, as well as mergers, acquisitions, investments and other strategic transactions and related financings in the media and entertainment industries.

Bryan Lourd, age 49, has been a director of IAC since April 2005. Mr. Lourd has served as partner and Managing Director of Creative Artists Agency ("CAA") since October 1995. CAA is among the world's leading entertainment agencies based in Los Angeles, California, with offices in Nashville, New York, London and Beijing. He is a graduate of the University of Southern California. In connection with the nomination of Mr. Lourd, the Board considered his extensive experience as a principal of CAA, which the Board believes gives him particular insight into business strategy and leadership, as well as unique and specialized experience regarding the entertainment industry and marketing.

Arthur C. Martinez, age 70, has been a director of IAC since September 2005. Mr. Martinez retired in 2000 as Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co., positions he held from 1995. He was Chairman and Chief Executive Officer of the former Sears Merchandise Group from 1992 to 1995. Prior to his tenure at Sears, he served as Vice Chairman and a director of Saks Fifth Avenue from 1990 to 1992. Mr. Martinez currently serves (and at certain times during the past five years has served) as a member of the boards of directors of PepsiCo, Inc., Liz Claiborne, Inc., International Flavors & Fragrances Inc. and American International Group, Inc. and as Chairman of the Supervisory Board of ABN AMRO Holding, N.V. Mr. Martinez has also served as Chairman of the Board of HSN, Inc. since August 2008. In addition to his for profit affiliations, Mr. Martinez serves as a Trustee of Greenwich Hospital, Northwestern University and the Chicago Symphony Orchestra. In nominating Mr. Martinez, the Board considered his public company management experience with Sears and Saks and his extensive public company Board experience, both of which the Board believes give him particular insight into business strategy, leadership, marketing, consumer branding and executive compensation, as well as a high level of financial literacy.

David Rosenblatt, age 42, has been a director of IAC since December 2008 and currently acts as a private investor and entrepreneur. Mr. Rosenblatt previously served as President, Global Display Advertising, of Google, Inc. from October 2008 through May 2009. Mr. Rosenblatt joined Google in March 2008 in connection with Google's acquisition of DoubleClick, Inc., a provider of digital marketing technology and services. Mr. Rosenblatt joined DoubleClick in 1997 as part of its initial management team and held several executive positions during his tenure, including CEO of DoubleClick from July 2005 through March 2008 and President of DoubleClick from 2000 through July 2005. Prior to joining DoubleClick, Mr. Rosenblatt spent several years as an investment banker at S.G. Warburg & Co. in Hong Kong, London and New York. In connection with the nomination of Mr. Rosenblatt, the Board considered his extensive and unique experience in the online advertising and digital marketing technology and services industries, as well as his management experience with DoubleClick, which the Board believes gives him particular insight into business strategy and leadership, as well as a deep understanding of the internet sector.

Alan G. Spoon, age 58, has been a director of IAC since February 2003. Since May 2000, Mr. Spoon has been General Partner at Polaris Venture Partners, a private investment firm that provides venture capital and management assistance to development-stage information technology and life sciences companies. Mr. Spoon was Chief Operating Officer and a director of The Washington Post Company from March 1991 through May 2000 and served as President from September 1993 through May 2000. Prior to that, he held a wide variety of positions at The Washington Post Company, including President of Newsweek from September 1989 to May 1991. Mr. Spoon has served as a member of the board of directors of Danaher Corporation from July 1999 to the present and as a member of the boards of directors of Getty Images and TechTarget, Inc. at certain times during the past five years. In his not-for-profit affiliations, Mr. Spoon is Vice Chairman of the Board of Regents at the Smithsonian Institution and a member of the MIT Corporation. In nominating Mr. Spoon, the Board considered his extensive private and public company Board experience and public company management experience with The Washington Post Company, both of which the Board believes give him particular insight into business strategy, leadership and marketing in the media industry. The Board also considered Mr. Spoon's private equity experience, which the Board believes gives him particular insight into trends in the internet and technology industries, as well as into acquisition strategy and financing.

Alexander von Furstenberg, age 40, has been a director of IAC since December 2008. Mr. von Furstenberg is Founder, Co-Managing Member and Chief Investment Officer of Arrow Capital Management, LLC, a private investment firm focused on global public equities established in 2003. Mr. von Furstenberg currently serves (and at certain times during the past five years has served) as a member of the board of directors of W.P. Stewart & Co. Ltd., a Bermuda based asset management firm. Since 2001, he has acted as Chief Investment Officer of Arrow Investments, Inc., the private investment office which serves his family. Mr. von Furstenberg also serves as a Partner and director of Diane von Furstenberg Studio, LP. In addition to the philanthropic work accomplished through his position as a director of The Diller-von Furstenberg Family Foundation, Mr. von Furstenberg also serves on the board of directors of Friends of the High Line. In nominating Mr. von Furstenberg, the Board considered his private investment and board experience, which the Board believes give him particular insight into capital markets and investment strategy, as well as a high level of financial literacy. Mr. von Furstenberg is Mr. Diller's stepson.

Richard F. Zannino, age 51, has been a director of IAC since June 2009. Since July 2009, Mr. Zannino has been a Managing Director at CCMP Capital Advisors, LLC, a private equity firm, where he also serves as a member of the firm's Investment Committee and as co-head of the firm's consumer, retail and media investment efforts. Mr. Zannino has also served a member of the board of directors of The Estée Lauder Companies, Inc. since January 2010. Prior to joining CCMP Capital, Mr. Zannino acted as a global media and retail advisor from February 2008 through June 2009. Mr. Zannino previously served as Chief Executive Officer and a member of the board of directors of Dow Jones & Company from February 2006 through January 2008, when Mr. Zannino resigned from these positions upon the acquisition of Dow Jones by News Corp. Prior to this time, Mr. Zannino served as Chief Operating Officer of Dow Jones from July 2002 through February 2006 and Executive Vice President and Chief Financial Officer of Dow Jones from February 2001 through June 2002. Prior to his tenure at Dow Jones, Mr. Zannino served in a number of executive capacities at Liz Claiborne from 1998 through January 2001, and prior to that time served as Executive Vice President and Chief Financial Officer of General Signal and in a number of executive capacities at Saks Fifth Avenue. In his not-for-profit affiliations, Mr. Zannino serves as a member of the Board of Trustees of Pace University, as well as on the board of the Greenwich Village Youth Council. In connection with the nomination of Mr. Zannino, the Board considered his extensive public company management experience, which the Board believes gives him particular insight into business strategy, leadership and marketing, as well as a high level of financial literacy. The Board also considered Mr. Zannino's private equity experience, which the Board believes gives him particular insight into acquisition and investment strategy and financing.

Michael P. Zeisser, age 45, has been a director of IAC since August 2008. Mr. Zeisser has served as Senior Vice President of Liberty since September 2003, in which capacity he is responsible for the oversight of Liberty's digital media initiatives, companies and investments. At certain times during the past five years, Mr. Zeisser served as a member of the boards of directors of OpenTV and FUN Technologies, Inc. Prior to his tenure at Liberty, Mr. Zeisser was a partner at McKinsey & Company from December 1996. Mr. Zeisser is a graduate of the University of Strasbourg, France and the J.L. Kellogg Graduate School of Management at Northwestern University, where he was a Procter & Gamble Academic Scholar. Mr. Zeisser also serves on the board of the Silicon Flatirons Center for Law, Technology, and Entrepreneurship at the University of Colorado. In connection with the nomination of Mr. Zeisser, the Board considered his public company management experience with Liberty, which the Board believes give him particular insight into, and unique and specialized experience regarding, the internet and digital media, and his management experience with various companies abroad, which the Board believes gives him unique insight into the Company's businesses with international operations. The Board also considered Mr. Zeisser's consulting experience, which the Board believes gives him particular insight into business strategy and leadership.

Mr. Zeisser was nominated as a director by Liberty, which currently has the right to nominate one individual for election to IAC's Board of Directors pursuant to an amended and restated governance agreement among IAC, Liberty and Mr. Diller. For additional information, see the discussion under Relationships Involving IAC and Liberty Media Corporation beginning on page 47.

Corporate Governance

Controlled Company Status. IAC is subject to the Marketplace Rules of The Nasdaq Stock Market (the "Marketplace Rules"), which permit "Controlled Companies" to elect to opt out of certain Nasdaq corporate governance requirements. A "Controlled Company" is a company of which more than 50% of the voting power is held by an individual, group or another company.

Pursuant to an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller, through shares owned by him as well as those beneficially owned by Liberty as of the record date, generally controls the vote on approximately 15.2% of IAC common stock and 100% of IAC Class B common stock and, consequently, approximately 58.1% of the combined voting power of the outstanding IAC capital stock. Mr. Diller and Liberty have filed Statements of Beneficial Ownership on Schedule 13D (and related amendments) relating to their respective IAC holdings and related voting arrangements with the SEC.

On this basis, IAC is a Controlled Company for purposes of the Marketplace Rules, and in this capacity has elected to opt out of those corporate governance requirements that would otherwise require: (i) IAC's Board of Directors to have a majority of "independent" directors (within the meaning of the Marketplace Rules) and (ii) director nominees for IAC's Board of Directors to be selected, or recommended for selection, either by a nominating committee comprised entirely independent directors or by a majority of independent directors. Notwithstanding these elections, if all of the Board's nominees for director are elected at the 2010 Annual Meeting, the Company will have a majority of independent directors within the meaning of the Marketplace Rules.

Leadership Structure. The Company's business and affairs are overseen by its Board of Directors, which currently has 12 members. There are two management representatives on the Board and, of the 10 remaining current directors, six are independent. The Board has an Audit Committee and a Compensation and Human Resources Committee, each comprised solely of independent directors, as well as an Executive Committee. For more information regarding director independence and our Board Committees, see the discussion under Director Independence beginning on page 10 and Board Committees beginning on page 12.

Mr. Diller currently serves as both our Chairman and Chief Executive Officer and has held both of these positions since August 1995. As a result, Mr. Diller possesses a great depth of knowledge and experience regarding the Company and its businesses. During his tenure as Chairman and Chief Executive Officer, Mr. Diller has consistently demonstrated that his service in this combined capacity has fostered timely and clear communication with both the Board and Company management regarding significant issues facing the Company, effective decision-making, clear accountability and efficient execution of business strategies and plans. The Board believes that given the knowledge, experience and performance described above, coupled with the fact that Mr. Diller effectively controls the Company, it is in the best interests of the Company and its stockholders for Mr. Diller to continue to serve in a position that provides unified leadership and focus to both the Board and Company management, as well as a uniform voice to constituencies outside of the Company.

Since we are a Controlled Company under the Marketplace Rules, we are exempt from Nasdaq requirements that would otherwise require that the majority of our Board be comprised of independent directors. Notwithstanding this exemption, the Board nevertheless seeks out independent directors to serve on the Board and Board Committees to ensure that the Board carries out its responsibility for oversight of Company management. In addition, all of our directors play an active role in Board matters, are encouraged to communicate among themselves and directly with the Chairman and have full access to Company management at all times. If all of the Board's nominees for director are elected at the 2010 Annual Meeting, the Company will have a majority of independent directors within the meaning of the Marketplace Rules.

Our independent directors meet in scheduled executive sessions without management present at least twice a year and may schedule additional meetings as they deem appropriate. We do not have a lead independent director or any other formally appointed leader for these sessions. The independent membership of our Audit and Compensation and Human Resources Committees ensures that directors with no ties to Company management are charged with oversight for all financial reporting and executive compensation related decisions made by Company management. At each regularly scheduled Board meeting, the Chair of each of these committees provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting. At this time, the Company believes the current leadership structure described above is the most appropriate structure for our Company and our shareholders.

Risk Oversight. Company management is responsible for assessing and managing the Company's exposure to various risks on a day-to-day basis, which responsibilities include the creation of appropriate risk management programs and policies. Company management has developed and implemented guidelines and policies to identify, assess and manage significant risks facing the Company. In developing this framework, the Company recognized that leadership and success are impossible without taking risks; however, the imprudent acceptance of risk or the failure to appropriately identify and mitigate risks could adversely impact stockholder value. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board's Audit and Compensation and Human Resources Committees, which examine various components of financial and compensation-related risks, respectively, as part of their responsibilities. In addition, an overall review of risk is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including significant capital expenditures, acquisitions and divestitures and financial matters. The Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing the Company's risk exposure, and the Board and its committees providing oversight in connection with those efforts.

Compensation Risk Assessment. We conducted a risk assessment of our compensation policies and practices for our employees, including those related to our executive compensation programs. The goal of this assessment was to determine whether the general structure of the Company's compensation policies and programs and the administration of these programs posed any material risks to the Company. The findings of the risk assessment were discussed with the Compensation and Human Resources Committee. Based upon this assessment, we believe that our compensation policies and programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Director Independence. Under the Marketplace Rules, the Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with the determination described below, the Board reviewed information regarding transactions, relationships and arrangements relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to a questionnaire circulated by Company management, as well as Company records and publicly available information. Following this determination, Company management monitors those transactions, relationships and arrangements that were relevant to such determination, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on the Board's prior independence determination.

The Board determined that each of Messrs. Keough, Lourd, Martinez, Rosenblatt, Spoon and Zannino is independent. In connection with this determination, the Board considered that in the ordinary course of business, IAC and its businesses sell products and services to, purchase products and services from or make co-investments with, companies at which certain directors are employed or serve as directors, or over which certain directors otherwise exert control. In particular, the Board considered:

- payments for services made by the Company to Allen & Company LLC, where Mr. Keough is Chairman in a non-executive capacity;
- payments for services made by an IAC business to Creative Artists Agency, where Mr. Lourd is Managing Director;
- payments from Google, where Mr. Rosenblatt served as President of Global Display Advertising through May 2009, to IAC pursuant to a paid listing supply agreement;
- a co-investment by IAC in an entity in which Polaris Venture Partners was an existing equity investor, as well as payments for services between the Company and certain Polaris Venture Partners portfolio companies (Mr. Spoon is a general partner of Polaris Venture Partners); and
- payments for services between the Company and certain portfolio companies of J.P. Morgan Partners, LLC, which are managed by CCMP Capital Advisors, LLC, where Mr. Zannino is a Managing Director and member of the firm's Investment Committee.

Of the remaining directors, (i) Mr. Bronfman is affiliated with an entity to which a former IAC business made payments for services in excess of 5% of such entity's consolidated gross revenues for 2007 and 2008, (ii) Messrs. Diller and Kaufman are executive officers of the Company, (iii) Mr. von Furstenberg is Mr. Diller's stepson and (iv) Mr. Zeisser is an employee of Liberty. Given these relationships, none of these directors are independent.

If the Board's nominees for director are elected, the Board will have a majority of independent directors within the meaning of the Marketplace Rules.

In addition to the satisfaction of the director independence requirements set forth in the Marketplace Rules, members of the Audit Committee and Compensation and Human Resources Committee also satisfied separate independence requirements under the current standards imposed by the SEC and the Marketplace Rules for audit committee members and by the SEC and the Internal Revenue Service for compensation committee members.

Director Nominations. Given our reliance on the Controlled Company exemption, the Board is not required to have, and does not have, a nominating committee or other committee performing similar functions nor any formal policy on nominations. Liberty, an affiliate of IAC, currently has the right to nominate one director for election to the Board so long as certain stock ownership requirements applicable to Liberty are satisfied. Historically, other nominees have been recommended by the Chairman, upon consultation with other Board members, and then considered by the entire Board. Given the controlled status of IAC, the Board believes that the process described above is appropriate. The Board does not have specific requirements for eligibility to serve as a director of IAC. However, in evaluating candidates, regardless of how recommended, the Board considers whether the professional and personal ethics and values of the candidate are consistent with those of IAC, whether the candidate's experience and expertise would be beneficial to the Board, whether the candidate is willing and able to devote the necessary time and energy to the work of the Board and whether the candidate is prepared and qualified to represent the best interests of IAC's stockholders. While the Board does not have a formal diversity policy, the Board also considers the overall diversity of the experiences, characteristics, attributes, skills and backgrounds of candidates relative to those of other Board members and those represented by the Board as a whole to ensure that the Board has the right mix of skills, expertise and background.

The Board does not have a formal policy regarding the consideration of director nominees recommended by stockholders, as historically IAC has not received such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to IAC, 555 West 18th Street, New York, New York 10011, Attention: Corporate Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history, together with an indication that the recommended individual would be willing to serve (if elected), and must be accompanied by evidence of the sender's stock ownership. Any director recommendations will be reviewed by the Corporate Secretary and, if deemed appropriate, forwarded to the Chairman for further review. If the Chairman believes that the candidate fits the profile of a director described above, the recommendation will be shared with the entire Board.

Communications with the IAC Board. Stockholders who wish to communicate with IAC's Board of Directors or a particular director may send such communication to IAC, 555 West 18th Street, New York, New York 10011, Attention: Corporate Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or a particular director or directors. The Corporate Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if appropriate.

The Board and Board Committees

The Board. The Board met five times and acted by written consent twice during 2009. During 2009, all then incumbent directors attended at least 75% of the meetings of the Board and the Board committees on which they served. Directors are not required to attend annual meetings of IAC stockholders. One member of the Board of Directors attended IAC's 2009 Annual Meeting of Stockholders.

The Board currently has three committees: the Audit Committee, the Compensation and Human Resources Committee and the Executive Committee. The Board does not have a nominating committee.

Board Committees. The following table sets forth the current members of each standing Committee and the number of meetings held by, and times that each such Committee took action by written consent, during 2009. Each Committee member identified below served in the capacities set forth below for all of 2009.

Name	Audit Committee	Compensation and Human Resources Committee	Executive Committee
Edgar Bronfman, Jr.	—	—	X
Barry Diller	—	—	X
Victor A. Kaufman	—	—	X
Donald R. Keough*	—	X	—
Bryan Lourd*	X	—	—
John C. Malone	—	—	—
Arthur C. Martinez*	—	Chair	—
David Rosenblatt*	—	—	—
Alan G. Spoon*	Chair	—	—
Alexander von Furstenberg	—	—	—
Richard F. Zannino*	X	—	—
Michael P. Zeisser	—	—	—
Number of Meetings	**7**	**5**	**0**
Number of Written Consents	**0**	**5**	**1**

* *Independent Directors*

Audit Committee. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, the most recent version of which is attached as Appendix A to this 2010 Annual Meeting Proxy Statement. The Audit Committee is appointed by the Board to assist the Board with a variety of matters described in the charter, which include monitoring: (1) the integrity of IAC's financial statements, (2) the effectiveness of IAC's internal control over financial reporting, (3) the qualifications and independence of IAC's independent registered public accounting firm, (4) the performance of IAC's internal audit function and independent registered public accounting firm, (5) IAC's risk assessment and risk management policies as they relate to financial and other risk exposures and (6) the compliance by IAC with legal and regulatory requirements. The formal report of the Audit Committee is set forth on page 14.

The Board has previously concluded that Mr. Spoon is an "audit committee financial expert," as such term is defined in applicable SEC rules.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee, which has not adopted a written charter, is authorized to exercise all of the powers of the Board of Directors with respect to matters pertaining to compensation and benefits, including, but not limited to, salary matters, incentive/bonus plans, stock compensation plans, retirement programs and health and welfare insurance plans. For additional information on IAC's processes and procedures for the consideration and determination of executive and director compensation and the related role of the Compensation and Human Resources Committee, see the discussion under Compensation Discussion and Analysis generally and Director Compensation beginning on pages 16 and 41, respectively. The formal report of the Compensation and Human Resources Committee is set forth on page 26.

Executive Committee. The Executive Committee has all the power and authority of the Board of Directors of IAC, except those powers specifically reserved to the Board by Delaware law or IAC's organizational documents.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Proposal and Required Vote

Subject to stockholder ratification, the Audit Committee of the Board of Directors has appointed Ernst & Young LLP as IAC's independent registered public accounting firm for the fiscal year ending December 31, 2010. Ernst & Young LLP has served as IAC's independent registered public accounting firm for many years and is considered by management to be well qualified.

A representative of Ernst & Young LLP is expected to be present at the 2010 Annual Meeting and will be given an opportunity to make a statement if he so chooses and will be available to respond to appropriate questions.

Ratification of the appointment of IAC's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares of IAC capital stock present at the 2010 Annual Meeting in person or represented by proxy and voting together.

The Board recommends that the stockholders vote **FOR** ratification of the appointment of Ernst & Young LLP as IAC's independent registered public accounting firm for 2010.

AUDIT COMMITTEE MATTERS

Audit Committee Report

The Audit Committee operates under a written charter, which has been adopted by the Board of Directors. The Audit Committee charter governs the operations of the Audit Committee and sets forth its responsibilities, which include providing assistance to the Board of Directors with the monitoring of (1) the integrity of IAC's financial statements, (2) the effectiveness of IAC's internal control over financial reporting, (3) the qualifications and independence of IAC's independent registered public accounting firm, (4) the performance of IAC's internal audit function and independent registered public accounting firm, (5) IAC's risk assessment and risk management policies as they relate to financial and other risk exposures and (6) the compliance by IAC with legal and regulatory requirements. It is not the duty of the Audit Committee to plan or conduct audits or to determine that IAC's financial statements and disclosures are complete, accurate and have been prepared in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and IAC's independent registered public accounting firm.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of IAC for the fiscal year ended December 31, 2009 with IAC's management and Ernst & Young LLP, IAC's independent registered public accounting firm.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended "Communication with Audit Committees." In addition, the Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young its independence from IAC and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for IAC for the fiscal year ended December 31, 2009 be included in IAC's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

Members of the Audit Committee

Alan G. Spoon (Chair)
Bryan Lourd
Richard F. Zannino

Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth fees for all professional services rendered by Ernst & Young to IAC for the years ended December 31, 2009 and 2008.

	2009	2008
Audit Fees(1)	$2,355,000	$8,167,000
Audit-Related Fees(2)	$ 429,000	1,745,000
Total Audit and Audit-Related Fees	2,784,000	9,912,000
Tax Fees(3)	70,000	—
Total Fees	$2,854,000	$9,912,000

(1) Audit Fees include fees associated with the annual audit of IAC's consolidated financial statements and internal control over financial reporting, statutory audits, the review of IAC's periodic reports, accounting consultations, the review of SEC registration statements and consents and other services related to SEC matters. Statutory audits include audits performed for certain IAC businesses in various jurisdictions abroad, which audits are required by local law, as well as audits performed for certain IAC businesses in the United States, which audits are required by federal or state regulatory authorities. For 2008, Audit Fees included the audit of consolidated financial statements of each of the entities spun-off by IAC in August 2008.

(2) Audit-Related Fees include fees for due diligence in connection with acquisitions, agreed upon procedures and benefit plan audits.

(3) Tax Fees represent fees paid in 2009 for a tax consultation.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has a policy governing the pre-approval of all audit and permitted non-audit services performed by IAC's independent registered public accounting firm in order to ensure that the provision of these services does not impair such firm's independence from IAC and its management. Unless a type of service to be provided by IAC's independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services in excess of pre-approved cost levels will require specific pre-approval by the Audit Committee. In all pre-approval instances, the Audit Committee will consider whether such services are consistent with SEC rules regarding auditor independence.

Effective January 1, 2007, all Tax services require specific pre-approval by the Audit Committee. In addition, the Audit Committee has designated specific services that have the pre-approval of the Audit Committee (each of which is subject to pre-approved cost levels) and has classified these pre-approved services into one of three categories: Audit, Audit-Related and All Other (excluding Tax). The term of any pre-approval is 12 months from the date of the pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will revise the list of pre-approved services from time to time. Pre-approved fee levels for all services to be provided by IAC's independent registered public accounting firm will be established periodically from time to time by the Audit Committee.

Pursuant to the pre-approval policy, the Audit Committee may delegate its authority to grant pre-approvals to one or more of its members, and has currently delegated this authority to its Chairman. The decisions of the Chairman (or any other member(s) to whom such authority may be delegated) to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to management.

INFORMATION CONCERNING CURRENT IAC EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Background information about IAC's current executive officers who are not director nominees is set forth below. For background information about IAC's Chairman and Chief Executive Officer, Barry Diller, and Vice Chairman, Victor A. Kaufman, see the discussion under Information Concerning Director Nominees beginning on page 5.

Thomas J. McInerney, age 44, has been Executive Vice President and Chief Financial Officer of IAC since January 2005. Mr. McInerney previously served as Chief Executive Officer of IAC's former Retailing sector from January 2003 through December 2005. Prior to this time, Mr. McInerney served as Executive Vice President and Chief Financial Officer of Ticketmaster (prior to it becoming a wholly-owned subsidiary of IAC in January 2003) and its predecessor company, Ticketmaster Online-Citysearch, Inc., since May 1999. Prior to joining Ticketmaster, Mr. McInerney worked at Morgan Stanley, most recently as a Principal. Mr. McInerney is currently a member of the boards of directors of HSN, Inc. and Interval Leisure Group, Inc.

Gregg Winiarski, age 39, has been Senior Vice President, General Counsel and Secretary of IAC since February 2009. Mr. Winiarski previously served as Associate General Counsel of IAC since February 2005, during which time he had primary responsibility for all legal aspects of IAC's mergers and acquisitions and other transactional work. Prior to joining IAC in February 2005, Mr. Winiarski was an associate with Skadden, Arps, Slate, Meagher & Flom LLP, a New York law firm, from 1996 to February 2005. Prior to joining Skadden, Mr. Winiarski was a certified public accountant with Ernst & Young in New York.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives

Our executive officer compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable the Company to meet its growth objectives.

Though IAC is a publicly traded company, we attempt to foster an entrepreneurial culture and environment, and attract and retain senior executives with entrepreneurial backgrounds, attitudes and aspirations. Accordingly, when attempting to recruit and retain our executive officers, as well as other executives who may become executive officers at a later time, we compete not only with other public companies, but also with earlier stage companies, companies funded by private equity firms and professional firms. We structure our compensation program so that we can compete in this varied marketplace for talent, with an emphasis on variable, contingent compensation and long-term equity ownership.

While we consider compensation data in establishing broad compensation programs and practices, we do not specifically benchmark the compensation associated with particular executive positions, or definitively rely on competitive survey data in establishing executive compensation. The Company makes decisions based on a host of factors particular to a given executive situation, including its firsthand experience with the competition for recruiting executives and its understanding of the current environment, and believes that over-reliance on survey data, or a benchmarking approach, is too rigid and stale for the dynamic and fast changing marketplace for talent from which we draw to fill our executive ranks.

Similarly, we believe that arithmetic approaches to measuring and rewarding short-term performance often fail to adequately take into account the multiple factors that contribute to success at the individual and business level. In any given period, the Company may have multiple objectives, and these objectives, and their relative importance, often change as the competitive and strategic landscape shifts. As a result, we believe formulaic approaches often over-compensate or under-compensate a given performance level. Accordingly, we have historically avoided the use of strict formulas in our annual bonus program and instead relied primarily on a discretionary approach.

We do, however, believe that linking long-term incentive compensation to objectively measurable goals should play an important part in an overall compensation program. Thus, in January 2008, we introduced non-qualified stock options as the predominant equity award for our executive officers. Under our option program, the Company determines the size of specific awards based on its subjective determination regarding an executive's past performance and future contribution potential, our retention objectives and competitive conditions, while the ultimate realization of value from the award would be directly dependent on appreciation in the Company's stock price (as well as continued service with the Company). Given the prominence of equity in our overall program, a significant percentage of overall pay takes the form of objectively determinable, success-based, long-term compensation.

We believe the Company's compensation program for executive officers, which includes a combination of subjective determinations regarding individual compensation levels and short-term performance and objective measures of long-term corporate results, puts the substantial majority of compensation at risk, rewards both individual and corporate performance in a targeted fashion, pays amounts appropriate to attract and retain those key individuals necessary to grow the Company, and aligns the interests of our key executives with the interests of our owners. We continuously evaluate our program, and make changes as we deem appropriate.

Roles and Responsibilities

The Compensation and Human Resources Committee (for purposes of this Compensation Discussion and Analysis, the "Committee") of the Company's Board of Directors, as constituted from time to time, has primary responsibility for establishing the compensation of the Company's executive officers. The current members of the Committee are identified under The Board and Board Committees beginning on page 12.

The executive officers participate in structuring Company-wide compensation programs, including bonus and equity programs, and in establishing appropriate bonus and equity pools across the Company. At year-end, the CEO meets with the Committee and discusses his views of corporate and individual executive officer performance for the prior year and his recommendations for appropriate compensation packages for the individual executive officers (other than himself). Following such discussion, the Committee meets without the CEO and discusses the CEO's recommendations and the CEO's compensation package, ultimately determining the compensation packages for each executive officer.

In establishing an executive officer's compensation, each individual component is evaluated independently and in relation to the package as a whole. Prior earning histories and outstanding long-term compensation arrangements are also reviewed and taken into account. However, we do not believe in any formulaic relationship or targeted allocation between these elements. Instead, each individual's situation is evaluated on a case by case basis each year, considering the variety of relevant factors at that time.

Neither the Company nor the Committee has an ongoing relationship with any particular compensation consulting firm. In certain instances involving matters of particular import, the Committee has solicited the advice of consulting firms and engaged legal counsel. In addition, from time to time, the Company may solicit survey or peer compensation data from various consulting firms. While the Company engaged Mercer (US) Inc. to provide comparative market data in connection with the Company's own analysis of its equity compensation practices in 2009, neither Mercer nor any other compensation consultant had any role in determining or recommending the amount or form of executive compensation for 2009.

Compensation Elements

Our compensation packages for executive officers primarily consist of salary, annual bonuses, IAC equity awards, and in certain instances, perquisites and other benefits. In 2009, Mr. Blatt became CEO of Match.com, Inc. ("Match"), one of our subsidiaries, in addition to his continuing his role as an executive officer of the Company through November 2, 2009, and his compensation package now also includes equity awards in that subsidiary, as discussed further below.

Salary. We typically negotiate a new executive officer's starting salary upon arrival, based on the executive's prior compensation history, prior compensation levels for the particular position within the Company, the Company's New York City location, salary levels of other executives within the Company, and salary levels available to the individual in alternative opportunities. Salaries can increase based on a number of factors, including the assumption of additional responsibilities and other factors which demonstrate an executive's increased value to the Company. These salary increases have generally occurred following year-end, concurrently with the establishment of bonuses for the prior year and equity grants, but can also occur at other times, depending on the circumstances. Salaries for Messrs. Kaufman and McInerney have remained the same since February of 2006, based on the fact that there have been no significant changes in responsibilities since that time and on the Company's general focus on variable, as opposed to fixed, compensation. Salaries for Messrs. Blatt and Winiarski were increased in February 2009 in connection with their changed roles and responsibilities, as discussed further below. Mr. Diller's annual salary of $500,000 reflects a salary reduction in August of 2005 as a result of Mr. Diller assuming the role of executive Chairman and Senior Executive of Expedia, Inc. following its spin-off from the Company.

Annual Bonuses

General. We establish bonus levels through a two-pronged process. First, at the beginning of the year, the Committee sets performance objectives which historically have been tied to the achievement of EBITA or share price performance targets during the forthcoming year. For 2009, a performance objective tied to revenue was also used. In general, these targets are minimum acceptable performance conditions, but with respect to which there is substantial uncertainty when we establish them. If the Company meets the performance criteria, the executive becomes eligible for a maximum bonus award, which the Committee has historically reduced based on a discretionary assessment of Company and, to a lesser extent, individual performance. In making its determinations regarding annual bonuses, the Committee considers a variety of factors such as growth in profitability or achievement of strategic objectives and does not quantify the weight given to any specific element or otherwise follow a formulaic calculation. Rather, the Committee engages in an overall assessment of appropriate bonus levels based on a subjective interpretation of all the relevant criteria. This process is designed to permit the Company to deduct the bonus compensation paid to executives for income tax purposes.

An individual's position is relevant in setting the parameters of incentive compensation, but individual performance is typically not the primary factor in determining an executive's precise payout in any particular year. Instead, we generally expect superior individual performance from our executive officers, and we endeavor to compensate our executive officers based on their objective achievements as a team. We generally pay bonuses shortly after year-end, following finalization of financial results for the prior year.

2009 Bonuses. For 2009, the Committee predicated the payment of bonuses to executive officers on attaining year over year EBITA growth in any quarter of at least 5%, on share price growth of at least 5%, or on revenue in any quarter of at least 85% of the revenue in the corresponding fiscal quarter from the prior year. The share price growth target and revenue target were met, and the

Committee then exercised its right to reduce target bonus amounts. In setting actual bonus levels, the Committee considered a variety of factors, including:

- *Operating Income Before Amortization.* Operating Income Before Amortization increased modestly from the prior year (though growth was in large part due to the absence of spin-related costs). However, overall, the Company's operating businesses performed reasonably well in the extremely challenging macroeconomic environment that existed for most of 2009. In addition, many of the Company's businesses exhibited improved momentum over the course of 2009 and, we believe, left the Company well-positioned for the future.
- *Cash Generation.* The Company's cash position remained solid throughout 2009, with strong cash flows from our operating businesses and generated through the sale of non-core assets during the year. Despite significant cash expended on share repurchases throughout the year, the Company completed 2009 with a strong cash position and expectations for continued strength in 2010.
- *Other Initiatives.* The Company continued to rationalize its business by selling or otherwise monetizing a number of non-core stakes and investing in the development in new businesses, as well as controlling expenses in a challenging economic environment.

In addition, the 2009 bonus award for Mr. Blatt took into account not only his role as an executive officer of IAC through November 2009, but also his role as Chief Executive Officer of Match, and the strong performance of Match during the year.

Executive officer bonuses tend to be highly variable from year-to-year depending on the performance of the Company, with no bonuses paid with respect to 2007 performance, 2008 bonuses reflecting the completion of an unprecedented four-way spin-off transaction, and 2009 bonuses reflecting the considerations outlined above. Accordingly, we believe our executive officer bonus program provides strong incentives to reach the Company's annual goals.

Long-Term Incentives

General. Due to our entrepreneurial philosophy, we believe that providing a meaningful equity stake in our business is essential to create compensation opportunities that can compete, on a risk-adjusted basis, with entrepreneurial employment alternatives. In addition, we believe that ownership shapes behavior, and that by providing compensation in the form of equity awards, we align the executive's incentives with our stockholders' interests in a manner that we believe drives superior performance over time.

While there is currently no formal stock ownership or holding requirement for executive officers, our executive officers have historically held the majority of their stock awards (net of tax withholding) well beyond the relevant vesting dates.

In establishing equity awards in any given year, the amount of outstanding unvested and/or unexercised equity awards, as well as previously earned or exercised awards, is reviewed and evaluated on an individual by individual basis. While in 2007and 2008, each person who was then an executive officer (other than Mr. Diller) received an identical equity award, award levels in 2010 for executive officers varied due the change in the composition of the executive officer group that took place during 2009. In setting particular award levels, the predominant considerations are providing the person with effective retention incentives, appropriate reward for past performance, and incentives for strong future performance.

The annual corporate performance factors relevant to setting bonus amounts that were discussed above, while taken into account, are generally less relevant in setting annual equity awards, as the awards tend to be more forward looking, and are a longer-term retention and reward instrument than our annual bonuses.

Except where otherwise noted, we have historically granted equity awards simultaneously with the payment of year-end bonuses. The Committee meetings at which awards are made have generally been scheduled months in advance and without regard to the timing of the release of earnings or other material information.

Equity Awards

Restricted Stock Units. From early 2003 through 2007 (except for a 2005 option grant to Mr. Diller, as discussed below), the Company used restricted stock units, or RSUs, as its exclusive equity compensation tool for executive officers. Through 2006, these awards generally vested over time (either in equal annual installments over 5 years, or cliff vested at the end of five years). In February 2007, we introduced performance based RSUs which were scheduled to cliff vest at the end of three years in amounts ranging from 0% to 200% of the initial 'target' award depending upon growth in the Company's publicly reported metric, Adjusted Earnings Per Share, with certain modifications. In connection with the Company's spin-off transaction completed in August 2008, outstanding RSUs were modified, with the 2007 performance awards converted into time-based vesting awards at the "target" level, and with the vesting of a portion of the 2007 performance awards, and certain other outstanding RSU awards, being accelerated in connection with the transaction.

IAC Stock Options. In early 2008, we introduced nonqualified stock options as the primary equity incentive vehicle for our executives and other equity eligible employees, continuing the increased emphasis on performance criteria introduced in the 2007 RSU program. This switch was made primarily for the sake of simplicity, and a belief that it would, in general, make the Company more competitive in recruiting talented executives and employees.

2009 Awards. During 2009, Mr. Winiarski was awarded 50,000 stock options, with an exercise price of $16.19, the closing price of the Company's common stock on the grant date, in connection with his promotion to Senior Vice President, General Counsel and Secretary of the Company. Also during 2009, in connection with his expanded role, Mr. Blatt was awarded options to acquire Match common stock in exchange for certain IAC stock options that he previously had been awarded, as described below under Employment Arrangement for Mr. Blatt. No other named executive officer received any option awards during 2009.

2010 Awards. In February 2010 as part of our 2009 annual year-end process, we granted stock options to a number of employees throughout the Company, with an exercise price of $21.60 per share, the closing price of the Company's common stock on the grant date. At that time, we granted 350,000 stock options to each of Mr. Kaufman and Mr. McInerney and 100,000 stock options to Mr. Winiarski. These awards reflect both the considerations described above, as well as an acknowledgement that the award levels in 2008 were, in part, necessitated by the significant vesting of awards in connection with the 2008 spin-off transaction. We believe these awards provide meaningful retention and performance incentives for our executive officers.

Equity Awards to Mr. Diller. In June of 2005, the Committee awarded Mr. Diller 2.4 million stock options with an exercise price of $35.58 per share (representing approximately 130% of the market price of the Company's stock on the grant date) and 1.4 million stock options with an exercise price of $47.90 per share (representing approximately 175% of the market price of the Company's stock on the grant date). In connection with the August 2008 Spin-Offs, these options were split into options of all five post-transaction companies, with adjustments to the number of shares covered by each option and the exercise price based on the relative value at the time of the transaction, as set forth in the Outstanding Equity Awards at 2009 Fiscal Year End table on page 30.

These options cliff vest on the fifth anniversary of the grant date, subject to certain acceleration terms described below. As part of this grant, Mr. Diller and the Committee agreed that Mr. Diller would not receive additional equity compensation for a five-year period. As a result, Mr. Diller has not received additional Company equity awards, or any other long-term incentive compensation, since this grant.

In making this grant to Mr. Diller, the Committee considered that Mr. Diller received certain option grants from IAC in 1995 and 1997 and until 2005 had not received any subsequent equity grants from IAC. A majority of those options were set to expire in 2005, with the remainder set to expire in 2007. As the first expirations neared, the Committee determined it was in the best interest of the Company to continue to provide Mr. Diller a long-term incentive structure similar to the one that had been in place during the prior ten years, a period of considerable and sustained growth for the Company. As a result, the Committee and Mr. Diller initially explored the possibility of simply extending the expiration dates of Mr. Diller's existing options. However, they concluded that doing so might deprive the Company of the tax deduction associated with the exercise of some of these options. Because that tax deduction was of considerable value to the Company, they declined to pursue that alternative.

Instead, the Committee engaged Pearl Meyer & Partners to evaluate various long-term incentive alternatives, settling ultimately on that described above. In coming to this determination, the Committee took into account a variety of factors, including:

- competitive pay and performance data among comparator groups of companies;
- the expiration schedule of Mr. Diller's existing long-term incentive package;
- the nature of Mr. Diller's expiring long-term incentive package;
- the significant incentive to create additional shareholder value inherent in the premium option pricing component of the new package;
- the Committee's substantial desire to retain Mr. Diller's services for the long-term; and
- the Committee's intention to provide Mr. Diller with no additional long-term incentive awards during the next five years.

The Committee also considered the value anticipated to be realized by Mr. Diller from his exercise of stock options in 2005 and 2007, but given that these options had all been granted eight to ten years before, and had long since vested, the Committee considered the realization of this value at these particular times to be primarily a function of both personal investment decisions by Mr. Diller and the timing of the relevant option expiration dates, and not compensation for the periods in which it would be realized.

Mr. Diller also holds a substantial number of Company shares, 2.25 and 1.6 million of which were acquired in 2005 and 2007, respectively, as a result of option exercises immediately prior to the expiration of such options (representing 100% of the shares remaining after payment of exercise price and associated taxes).

Employment Arrangement for Mr. Blatt. On February 18, 2009 (the "Effective Date"), Mr. Blatt entered into a new employment arrangement with the Company and Match, pursuant to which he became the Chief Executive Officer of Match. In connection with this change, Mr. Blatt's annual salary was increased from $550,000 to $650,000, to reflect the increased diversity of his responsibilities, the heavy travel schedule associated with the new position and general level of contribution to the Company. In addition to his responsibilities as Chief Executive Officer of Match, Mr. Blatt also continued in his role as Executive Vice President of the Company with oversight responsibility for certain corporate functions through November 2, 2009, at which time he surrendered most of those corporate responsibilities.

When the Company asked Mr. Blatt to become CEO of Match, Mr. Blatt desired to have a compensation structure that included incentives that were directly aligned with the performance of Match as an inducement for him to undertake the new responsibilities being assigned to him by the Company. A negotiation ensued, in which the Company and Mr. Blatt agreed, subject to the approval of the Company's stockholders, to forfeit approximately one-half of his outstanding Company stock options in exchange for a grant of options to purchase shares of Match common stock. The following portions of each of his outstanding options to purchase Company common stock were forfeited:

Number of Options Forfeited	Exercise Price
365,885	$16.28
56,857	$20.08
56,857	$22.70
56,856	$25.31

As of the Effective Date, Match had outstanding 9,700 shares of common stock and granted the following options ("Match Options") to Mr. Blatt:

- an option to purchase 150 shares of Match common stock with a per share exercise price equal to the fair market value on the Effective Date ("FMV"), such option vesting 50% on the two year anniversary of the Effective Date and 50% on the three year anniversary of the Effective Date;
- an option to purchase 100 shares of Match common stock with a per share exercise price equal to 200% of FMV, such option vesting 50% on the two year anniversary of the Effective Date and 50% on the three year anniversary of the Effective Date; and
- an option to purchase 50 shares of Match common stock with a per share exercise price equal to FMV, such option vesting in the event of an initial public offering or spin-off of Match. These options were amended, as described below.

The underlying principle of the exchange was that Mr. Blatt's equity package, both before and after the exchange, would be approximately equal in value, based upon the value of each of the Company and Match at various points, however, due to the subjective nature of that assessment, no precise relative calculation was agreed upon as part of the exchange.

In late November 2009, the Committee amended Mr. Blatt's outstanding Match Options to provide that he will not be entitled to exercise any Match Options until at least 6 months and 1 day after such options vest, unless Match is a public company at such time (these options previously had been exercisable immediately upon vesting), and amended the third tranche of options listed above such that those options will vest on the same schedule as the other Match options listed above (in other words, 50% will vest on each of the second and third anniversaries of the grant date).

The Match Options have a ten year term, and generally remain exercisable so long as Mr. Blatt is CEO of Match or the senior corporate executive at the Company with primary responsibility for Match and for 90 days thereafter; provided that the post-termination exercise period shall be extended for varying periods beyond the 90 days upon certain terminations of employment. As long as Match is not a separate public company: (i) exercised Match options will be settled in cash based on the difference between the exercise price and the fair market value of a share of Match; provided, that if Match is a controlled subsidiary of the Company, this obligation may be satisfied, in whole or in part, using shares of Company common stock and (ii) the fair market value of a share of Match will be determined in good faith by the Company after consultation with Mr. Blatt, or under certain circumstances, through negotiation or arbitration.

The agreement also provides for the acceleration of vesting of his Match Options upon the earlier of: (i) a change in control of Match, (ii) a change in control of the Company at a time during which Match is a controlled subsidiary of the Company, or (iii) an involuntary termination of Mr. Blatt's employment.

In connection with Mr. Blatt's February 2009 employment agreement, the Company agreed to reimburse Mr. Blatt for travel and other expenses (including auto and housing) relating to time spent in Dallas, Texas, which was to be provided on a non-taxable basis. This provision was amended such that those costs would continue to be reimbursed, but not on a non-taxable basis.

In the event Mr. Blatt's employment is involuntarily terminated, in addition to the acceleration of vesting of the Match Options: (i) all Company equity awards outstanding as of the Effective Date that remain outstanding at the time of such termination of employment immediately shall vest, (ii) Mr. Blatt shall receive salary continuation until 12 months following the termination of employment and (iii) the portion of any IAC and Match equity awards that are granted to Executive after the Effective Date that would have vested during the 12 months following the date of termination (assuming pro rated vesting for any cliff vesting awards) will vest. These termination benefits are intended to provide additional security to Mr. Blatt in consideration of his agreement to take on new, additional responsibilities.

New Employment Arrangement for Mr. Kaufman. On February 26, 2010, the Company entered into an amended and restated employment agreement with Victor Kaufman, Vice Chairman of IAC. The Company entered into the agreement because it desired to continue to retain the services of Mr. Kaufman following the expiration of his employment contract in February 2010.

The agreement has a scheduled term of one year from the effective date of such agreement and provides for automatic renewal for successive one-year terms absent written notice from IAC or Mr. Kaufman ninety (90) days prior to the expiration of the then-current term.

The agreement provides that, during the term, Mr. Kaufman will be eligible to receive an annual base salary, annual cash bonuses, equity awards and other employee benefits to be reasonably determined by the Committee, following consultation with IAC's CEO and Chairman.

Upon a termination of Mr. Kaufman's employment by IAC without "cause," Mr. Kaufman's resignation for "good reason" or the timely delivery of a non-renewal notice by IAC (each, a "Qualifying Termination"): (i) all IAC equity awards (including any cliff vesting awards, which shall be pro-rated as though such awards had an annual vesting schedule) held by Mr. Kaufman that would have otherwise vested during the twelve-month period following such Qualifying Termination shall vest as of the date of such Qualifying Termination and (ii) all vested and outstanding IAC stock options held by Mr. Kaufman as of the date of such Qualifying Termination (including any stock options that vested pursuant to the acceleration rights described above), shall remain outstanding and exercisable for eighteen (18) months from the date of such Qualifying Termination.

New Employment Arrangement for Mr. Winiarski. On February 26, 2010, the Company entered into a new employment agreement with Gregg Winiarski, Senior Vice President, General Counsel and Secretary of IAC. The agreement was entered into in order to retain the services of Mr. Winiarski, who had assumed new responsibilities in 2009.

The agreement has a scheduled term of one year from the effective date of such agreement, and provides for automatic renewal for successive one-year terms absent written notice from IAC or Mr. Winiarski ninety (90) days prior to the expiration of the then-current term.

The agreement provides that, during the term, Mr. Winiarski will be eligible to receive an annual base salary of $375,000, annual cash bonuses, equity awards and other employee benefits to be reasonably determined by the Committee.

Upon a termination of employment by IAC without "cause" (and other than by reason of death or disability), Mr. Winiarski's resignation for "good reason" or the timely delivery of a non-renewal notice by IAC (each, a "Qualifying Termination"), subject to the execution and non-revocation of a release and compliance with the restrictive covenants set forth below: (i) IAC will continue to pay Mr. Winiarski his annual base salary for twelve (12) months following such Qualifying Termination , (ii) all IAC equity awards (including any cliff vesting awards, which shall be pro-rated as though such awards had an annual vesting schedule) held by Mr. Winiarski that would have otherwise vested during the twelve-month period following such Qualifying Termination shall vest as of the date of such Qualifying Termination and (iii) all vested and outstanding IAC stock options held by Mr. Winiarski as of the date of such Qualifying Termination (including any stock options that vested pursuant to the acceleration rights described above), shall remain outstanding and exercisable for eighteen (18) months from the date of such Qualifying Termination.

Pursuant to his agreement, Mr. Winiarski is bound by a covenant not to compete with IAC's businesses during the term of his employment and for twelve (12) months after a Qualifying Termination and covenants not to solicit IAC's employees or business partners during the term of his employment and for eighteen (18) months after a Qualifying Termination. In addition, Mr. Winiarski agreed not to use or disclose any confidential information of IAC or its affiliates.

Change of Control

In general, we believe that our executive officers other than Mr. Diller should generally receive full acceleration of their unvested equity in the event of a change of control. Our executive officers are the individuals who would generally be responsible for bringing about such a transaction, but are also the individuals whose positions are most likely to be jeopardized if such a transaction were to occur. Accordingly, through enabling acceleration, we provide for stability of senior management during a time of great importance to shareholders. Because Mr. Diller generally has the power to determine whether a change of control transaction ultimately transpires, there is little risk that other executive officers could bring about such a transaction for the purposes of realizing acceleration of their equity awards.

The change of control definition in our equity plans does not include the acquisition of voting control by Liberty (which is defined to include the reacquisition by Liberty of voting power over its shares upon the loss of the proxy over such shares held by Mr. Diller). However, our executive officers other than Mr. Diller are generally provided with full acceleration of vesting in the event they are involuntarily terminated following such an acquisition. Given the nature of Mr. Diller's voting arrangement with Liberty, such an acquisition could occur suddenly and without warning. Since the executive officers are the individuals whose employment experience would change most substantially and immediately in such an event, providing this protection helps the Company realize the full retentive effect of our equity program. However, because of the unique nature of Liberty's relationship with the Company, and the manner in which such a change of control could occur, a double-trigger mechanism is employed, rather than the single trigger otherwise applicable to executive officers, to provide for continuity of management following such an event.

If there is a change of control, Mr. Diller's 2005 option agreement provides for the acceleration of a number of his 2005 options equal to 20% of the original award plus an additional 20% for each completed year of service since the grant. This acceleration structure was intended to approximate the result that would have ensued if, instead of receiving a multi-year option grant, he had received smaller annual grants during the 5-year vesting period, each with full acceleration upon a change in control. Change of control for purposes of Mr. Diller's 2005 options has the meaning set forth in the IAC 2005 Stock and Annual Incentive Plan; provided, that it excludes any situation in which Mr. Diller retains sufficient voting power such that, taking into account all of the circumstances, he effectively controls the election of a majority of the Board.

Though Mr. Diller receives some acceleration of his unvested options if there is a change of control, the premium pricing on his options, plus his considerable direct Company stock ownership, provide significant comfort that any transaction triggering such acceleration would be approved by Mr. Diller because he believed it was in the best interest of stockholders, and not out of his desire to bring about acceleration of his stock options.

Severance

We generally provide executive officers with some amount of salary continuation and some amount of equity acceleration in the event of involuntary terminations of an executive officer's employment. Because we tend to promote our executive officers from within, after competence and commitment have generally been established, we believe the likelihood of equity acceleration is typically low, and yet we believe that through providing this benefit we increase the retentive effect of our equity program, which serves as our most important retention incentive. In no instance do we provide acceleration of equity in the event an executive voluntarily resigns from the Company. For purposes of this discussion, we use the term "involuntary termination" to mean both a termination by the Company without "cause" and a resignation by the executive for "good reason" or similar construct.

In the event of an involuntary termination of Mr. Diller's employment, which, due to his control of the Company, could occur in an extremely limited number of circumstances, Mr. Diller's 2005 option agreement provides that he would vest in the number of options he would have vested in had his option grant vested on an annual basis, as opposed to cliff vesting at the end of five years.

Other Compensation

General. We provide our CEO with various non-cash benefits as part of his overall compensation program. Under certain limited circumstances, other executive officers have also received non-cash benefits. The value of these benefits is calculated under appropriate rules and is taken into account as a component of compensation when establishing overall compensation levels. The value of all non-cash benefits are reported under the heading All Other Compensation in the Summary Compensation Table on page 27 pursuant to applicable rules. Our executive officers do not participate in any deferred compensation or retirement program other than the Company's 401(k) plan. We generally do not, and did not in 2009, gross-up any benefits provided to any executive officer. Other than those described specifically below, our executive officers do not partake in any benefit programs, or receive any significant perquisites, distinct from the Company's other employees.

Mr. Diller. Pursuant to Company policy, Mr. Diller is required to travel, both for business and personal purposes, on corporate aircraft. In addition to serving general security interests, this means of travel permits him to travel non-stop and without delay, to remain in contact with the Company while he is traveling, to change his plans quickly in the event Company business requires, and to conduct confidential Company business while flying, be it telephonically, by email or in person. These interests are similarly furthered on both business and personal flights, as Mr. Diller typically provides his services to the Company while traveling in either case. Nonetheless, the incremental cost to the Company of his travel for personal purposes is reflected as compensation to Mr. Diller from the Company, and taken into account in establishing his overall compensation package. For certain personal use of the corporate aircraft, Mr. Diller reimburses the Company at the maximum rate allowable under applicable rules of the Federal Aviation Administration.

Additionally, the Company provides Mr. Diller the use of certain automobiles for business and personal purposes, and provides certain Company-owned office space and IT equipment for use by certain individuals who work for Mr. Diller personally. These uses are valued by the Company at their incremental cost to the Company or, in the case of the use of office space, where there is no discernable incremental cost, at the cost used for internal allocations of office space for corporate purposes.

Mr. Kaufman. Mr. Kaufman is entitled to use corporate aircraft for a certain amount of personal travel annually. However, Mr. Kaufman reimburses the Company for the Company's incremental cost of such travel and therefore the value of such travel is not treated as compensation to Mr. Kaufman. Typically, Mr. Kaufman's spouse accompanies him on personal and business flights, at no incremental cost to the Company.

Mr. Blatt. Pursuant to Mr. Blatt's employment agreement, IAC reimbursed Mr. Blatt during 2009 for various living and travel expenses, which amounts are reflected in the Summary Compensation Table on page 27.

Tax Deductibility

Whenever possible, we endeavor to structure our compensation program in such a manner so that the compensation we pay is deductible by the Company for federal income tax purposes. Because of the use of performance conditions in connection with our equity awards and annual bonuses, and the fact that no salaries are in excess of $1 million, these three components are generally deductible to the Company. However, under applicable IRS rules, the personal use of corporate aircraft leads to a disallowance of the deduction of certain airplane and related costs.

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed the Compensation Discussion and Analysis and discussed it with Company management. In reliance on its review and the discussions referred to above, the Compensation and Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in IAC's 2009 Annual Report on Form 10-K and this 2010 Annual Meeting Proxy Statement.

Members of the Compensation and Human Resources Committee

Arthur C. Martinez (Chair)
Donald R. Keough

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2009, the Compensation and Human Resources Committee was comprised of Messrs. Martinez and Keough, neither of whom is (or in the past has been) an officer or employee of IAC at the time of their respective service on the Committee.

EXECUTIVE COMPENSATION

Overview

The Executive Compensation section of this 2010 Annual Meeting Proxy Statement sets forth certain information regarding total compensation earned by our named executives in 2009, as well as equity awards made to our named executives in 2009, equity awards held by our named executives on December 31, 2009 and the dollar value realized by our named executives upon the vesting and exercise of equity awards during 2009. All information provided regarding equity awards granted prior to December 2008 was previously adjusted to reflect the spin-off of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("Interval"), Ticketmaster (known as Ticketmaster Entertainment on December 31, 2009 and now known as Live Nation Entertainment, Inc.) and Tree.com, Inc. ("Tree.com") in August 2008 (the "August 2008 Spin-Offs").

The Company's "named executives" include the Company's principal executive officer, principal financial officer and the Company's other two executive officers, as well as a former Executive Vice President who served as an executive officer through November 2, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Barry Diller	2009	$500,000	$1,700,000	—	—	$1,041,885	$ 3,241,885
Chairman and Chief	2008	$500,000	$3,000,000	—	—	$ 662,474	$ 4,162,474
Executive Officer	2007	$500,000	—	—	—	$ 927,429	$ 1,427,429
Victor A. Kaufman	2009	$650,000	$1,200,000	—	—(4)	$ 17,649	$ 1,867,649
Vice Chairman	2008	$650,000	$2,000,000	$ 499,999	$7,515,579(5)	$ 16,783	$10,682,361
	2007	$650,000	—	$2,499,990	—	$ 17,939	$ 3,167,929
Thomas J. McInerney	2009	$650,000	$1,200,000	—	—(4)	$ 7,350	$ 1,857,350
Executive Vice	2008	$650,000	$2,000,000	$ 499,999	$7,515,579(5)	$ 7,750	$10,673,328
President and Chief	2007	$650,000	—	$2,499,990	—	$ 7,750	$ 3,157,740
Financial Officer							
Gregg Winiarski.	2009	$368,192	$ 700,000	—	$ 383,000(4)	$ 7,350	$ 1,458,542
Senior Vice President, General Counsel and Secretary							
Gregory R. Blatt	2009	$644,038	$1,000,000	—	—(4)(6)	$ 59,655	$ 1,703,693
Chief Executive Officer of	2008	$550,000	$2,000,000	$ 499,999	$7,515,579(5)(7)	$ 7,269	$10,572,847
Match; Executive Vice President	2007	$550,000	—	$2,499,990	—	$ 7,000	$ 3,056,990
of IAC through November 2, 2009							

(1) These amounts represent the grant date fair value of IAC RSU awards, which was calculated using the closing price of IAC common stock on the NASDAQ Stock Market on the grant date.

(2) These amounts represent the grant date fair value of IAC stock options using the Black-Sholes option pricing model. The assumptions used in calculating these amounts are incorporated herein by reference to Note 13 of the Company's audited financial statements for the fiscal year ended December 31, 2009 included in the Company's 2009 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on February 26, 2010.

(3) Additional information regarding all other compensation amounts for 2009 is as follows:

	Barry Diller	Victor A. Kaufman	Thomas J. McInerney	Gregg Winiarski	Gregory R. Blatt
Personal use of corporate aircraft(a)	$ 991,533	—	—	—	—
Parking garage	—	$10,299	—	—	—
Lodging(b)	—	—	—	—	$27,286
Auto rental(c)	—	—	—	—	$23,436
Miscellaneous(d)	$ 43,002	—	—	—	$ 1,583
401(k) plan company match	$ 7,350	$ 7,350	$7,350	$7,350	$ 7,350
Total All Other Compensation	$1,041,885	$17,649	$7,350	$7,350	$59,655

(a) Pursuant to the Company's Airplane Travel Policy, Mr. Diller is required to travel by Company-owned or chartered aircraft for both business and personal purposes. See the discussion regarding airplane travel under Compensation Discussion and Analysis on page 25. We calculate the incremental cost to the Company for personal use of Company aircraft based on the average variable operating costs to the Company, and the amounts presented in the table above for such use are net of payments made by Mr. Diller for certain personal use of aircraft. Variable operating costs include fuel, certain maintenance costs, navigation fees, on-board catering, landing fees, crew travel expenses and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Company aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use for which Mr. Diller did not reimburse the Company to derive the incremental cost. Incremental costs do not include fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the Company-owned aircraft, insurance, scheduled maintenance and non-trip related hangar expenses. Mr. Diller occasionally had family members or other guests accompany him on business and personal trips. While travel by family members or other guests does not result in any incremental cost to the Company, such travel does result in the imputation of taxable income to Mr. Diller, the amount of which is calculated in accordance with applicable IRS regulations.

(b) Represents rental payments and the payment of related utilities for an apartment in Dallas, Texas, where Match is headquartered.

(c) Represents lease payments for an automobile in Dallas, Texas, where Match is headquartered.

(d) Represents the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits for the named executive. In the case of Mr. Diller, the total amount of other benefits provided reflects: (i) lease payments, parking, fuel, maintenance and other costs associated with Mr. Diller's personal use of two automobiles leased and maintained by IAC, (ii) an allocation (based on square footage) of costs for the use of IAC office space by certain individuals who work for Mr. Diller personally, (iii) an allocation (based on the number of personal computers and communication devices supported by IAC) of costs relating to the use by such individuals of the Company's IT technical support and certain communication equipment and (iv) costs incurred for Mr. Diller's personal use of other car services. In the case of Mr. Blatt, the total amount of other benefits provided reflects costs incurred for personal air travel by Mr. Blatt.

(4) Reflects the grant date fair value of IAC stock options granted to Mr. Winiarski in April 2009 in connection with his promotion to Senior Vice President, General Counsel and Secretary. No IAC stock options were granted to any other named executive in 2009. For a discussion of IAC equity awards granted to certain named executives in February 2010, see the discussion under Compensation Discussion and Analysis beginning on page 20.

(5) These amounts represent the grant date fair value of IAC stock options: (i) granted in April 2008 for 2007 performance and (ii) granted in December 2008 for 2008 performance.

(6) Excludes Match Options held by Mr. Blatt as of December 31, 2009. See the discussion under Compensation Discussion and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21.

(7) In connection with becoming Chief Executive Officer of Match in February 2009, Mr. Blatt forfeited an aggregate of 536,455 IAC stock options granted to him in April 2008 and December 2008 in exchange for the Match Options. See the discussion under Compensation Discussion and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21.

Grants of Plan-Based Awards in 2009

The table below provides information regarding IAC stock options granted to our named executives in 2009. No other IAC equity awards were granted to our named executives in 2009.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Barry Diller	—	—	—	—
Victor A. Kaufman	—	—	—	—
Thomas J. McInerney	—	—	—	—
Gregg Winiarski	4/20/09	50,000	$16.19	$383,000
Gregory R. Blatt(5)	—	—	—	—

(1) For information on the treatment of IAC option awards upon a termination of employment or a change in control of IAC, see the discussion under Estimated Potential Payments Upon Termination or Change in Control of IAC beginning on page 35.

(2) These IAC stock options vested/vest in equal installments on February 19, 2010, 2011, 2012 and 2013, subject to continued employment.

(3) The exercise price is equal to the market value of IAC common stock on the grant date.

(4) This amount represents the grant date fair value of IAC stock options using the Black-Scholes option pricing model. See footnote 2 to the Summary Compensation Table.

(5) As discussed in Compensation Discussion and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21, in connection with becoming Chief Executive Officer of Match in February 2009, Mr. Blatt entered into an employment agreement, in connection with which Mr. Blatt surrendered an aggregate of 536,455 IAC stock options granted to him in April 2008 and December 2008 in exchange for the Match Options, which consist of: (i) 200 stock options denominated in Match common stock with a per share exercise price equal to the FMV and (ii) 100 stock options denominated in Match common stock with a per share exercise price equal to 200% of FMV. All of the Match Options have ten year terms. The terms of the Match Options currently provide (i) for the vesting of 50% of each tranche on each of the second and third anniversaries of the effective date of his employment agreement and (ii) that Mr. Blatt will not be entitled to exercise any Match Options until at least six months and one day after such options vest, unless Match is a public company at such time.

Outstanding Equity Awards at 2009 Fiscal Year-End

The table below provides information regarding equity awards held by our named executives on December 31, 2009. The market value of all IAC RSU awards is based on the closing price of IAC common stock on December 31, 2009 ($20.48).

	Option Awards				Stock Awards	
Name	Number of securities underlying unexercised options (#)(1) (Exercisable)	Number of securities underlying unexercised options (#)(1) (Unexercisable)	Option exercise price ($)(1)	Option expiration date(1)	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(2)
Barry Diller	—	1,199,909(3)	$31.06	6/7/15	—	—
	—	699,946(3)	$41.81	6/7/15	—	—
Victor A. Kaufman	93,742	—	$18.06	12/18/10	—	—
	62,495	—	$21.87	4/25/11	—	—
	135,009	—	$23.10	12/16/11	—	—
	47,743	143,229(4)	$20.08	4/9/18	—	—
	47,743	143,229(4)	$22.70	4/9/18	—	—
	47,743	143,228(4)	$25.31	4/9/18	—	—
	125,000	375,000(5)	$16.28	12/17/18	—	—
	—	—	—	—	44,691	$ 915,272
Thomas J. McInerney	17,529	—	$25.99	3/31/10	—	—
	3,749	—	$21.03	5/10/10	—	—
	5,842	—	$ 9.98	2/21/11	—	—
	7,011	—	$15.03	5/15/11	—	—
	21,001	—	$23.10	12/16/11	—	—
	14,023	—	$28.92	3/19/12	—	—
	47,743	143,229(4)	$20.08	4/9/18	—	—
	47,743	143,229(4)	$22.70	4/9/18	—	—
	47,743	143,228(4)	$25.31	4/9/18	—	—
	125,000	375,000(5)	$16.28	12/17/18	—	—
	—	—	—	—	151,742	$3,107,676
Gregg Winiarski	11,458	34,375(4)	$20.05	1/31/18	—	—
	18,750	56,250(5)	$16.28	12/17/18	—	—
	—	50,000(6)	$16.19	4/20/19	—	—
	—	—	—	—	23,757	$ 486,544
Gregory R. Blatt(7)	33,529	100,586(4)	$20.08	4/9/18	—	—
	33,529	100,586(4)	$22.70	4/9/18	—	—
	33,529	100,586(4)	$25.31	4/9/18	—	—
	33,529	100,586(5)	$16.28	12/17/18	—	—
	—	—	—	—	143,507	$2,939,023

(1) In connection with the August 2008 Spin-Offs, all IAC stock options (vested and unvested) granted prior to 2008 were split into options to purchase shares of common stock of each of the post-transaction companies. In connection with the spin-off of the Company's travel related businesses in August 2005 (the "Expedia Spin-Off"), each then vested IAC stock option was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Expedia, Inc. ("Expedia") common stock. In both cases, appropriate adjustments were made to the exercise prices and number of options to maintain pre- and post-transaction values and adjusted IAC, HSNi, Interval, Ticketmaster, Tree.com and Expedia options otherwise have the same terms and conditions, including exercise periods, as the corresponding IAC stock options outstanding immediately prior to the relevant transaction.

For Messrs. Diller, Kaufman and McInerney, any value realized upon the exercise of HSNi, Interval, Ticketmaster and Tree.com stock options is treated for tax purposes as compensation payable to them in their respective capacities as executive officers of the Company. Accordingly, information regarding HSNi, Interval, Ticketmaster and Tree.com stock options held by these named executives on December 31, 2009 appears in the following table and information regarding any exercises of HSNi, Interval, Ticketmaster and Tree.com stock options by these named executives is reportable in the 2009 Option Exercises and Stock Vested table. Messrs. Winiarski and Blatt do not hold any HSNi, Interval, Ticketmaster and Tree.com stock options.

For Messrs. Kaufman and McInerney, any value realized upon the exercise of Expedia stock options is also treated for tax purposes as compensation payable to them in their respective capacities as executive officers of the Company. Accordingly, information regarding Expedia stock options held by these named executives on December 31, 2009 appears in the following table and information regarding any exercises of Expedia stock options by these named executives is reportable in the 2009 Option Exercises and Stock Vested table. Messrs. Winiarski and Blatt do not hold any Expedia options.

In the case of Expedia stock options held by Mr. Diller, any value realized upon the exercise of these stock options is not treated for tax purposes as compensation payable to him in his capacity as Chairman and Chief Executive Officer of the Company given his role as Chairman and Senior Executive of Expedia. Accordingly, no information regarding Expedia stock options held by Mr. Diller appears in the following table and information regarding exercises of Expedia stock options by Mr. Diller is not reportable in the Company's proxy statement.

All of the HSNi, Interval, Ticketmaster, Tree.com and Expedia options held by Messrs. Kaufman and McInerney were fully vested and exercisable on December 31, 2009. In the case of Mr. Diller, all of his HSNi, Interval, Ticketmaster and Tree.com options were unvested on December 31, 2009 and are scheduled to vest in one lump sum installment on June 7, 2010.

Name	Option Expiration Date	Number of Options (#)	Option Exercise Price ($)
Barry Diller			
HSNi	6/7/15	479,963	$25.50
	6/7/15	279,978	$34.32
Interval	6/7/15	479,963	$28.55
	6/7/15	279,978	$38.43
Ticketmaster	6/7/15	479,963	$43.75
	6/7/15	279,978	$58.90
Tree.com	6/7/15	79,986	$15.01
	6/7/15	46,658	$20.20
Victor A. Kaufman			
HSNi	12/18/2010	37,497	$14.83
	4/25/2011	24,998	$17.95
	12/16/2011	54,003	$18.96
Interval	12/18/2010	37,497	$16.60
	4/25/2011	24,998	$20.10
	12/16/2011	54,003	$21.23
Ticketmaster	12/18/2010	37,497	$25.44
	4/25/2011	24,998	$30.81
	12/16/2011	54,003	$32.54
Tree.com	12/18/2010	6,248	$ 8.73
	4/25/2011	4,165	$10.57
	12/16/2011	8,999	$11.16
Expedia	4/25/2011	125,000	$20.06
	12/16/2011	168,750	$21.19
Thomas J. McInerney			
HSNi	3/31/2010	7,010	$21.33
	5/10/2010	1,499	$17.26
	2/21/2011	2,336	$ 8.19
	5/15/2011	2,804	$12.34
	12/16/2011	8,400	$18.96
	3/19/2012	5,609	$23.74
Interval	3/31/2010	7,010	$23.89
	5/10/2010	1,499	$19.33
	2/21/2011	2,336	$ 9.17
	5/15/2011	2,804	$13.82
	12/16/2011	8,400	$21.23
	3/19/2012	5,609	$26.58
Ticketmaster	3/31/2010	7,010	$36.61
	5/10/2010	1,499	$29.62
	2/21/2011	2,336	$14.06
	5/15/2011	2,804	$21.18
	12/16/2011	8,400	$32.54
	3/19/2012	5,609	$40.74
Tree.com	3/31/2010	1,168	$12.56
	5/10/2010	249	$10.16
	2/21/2011	388	$ 4.82
	5/15/2011	467	$ 7.26
	12/16/2011	1,399	$11.16
	3/19/2012	933	$13.97
Expedia	2/21/2011	11,688	$ 9.16
	5/15/2011	14,025	$13.79
	12/16/2011	26,250	$21.19
	3/19/2012	17,531	$26.53

(2) The table below provides the following information regarding IAC RSUs held by our named executives on December 31, 2009: (i) the grant date of each award, (ii) the number of IAC RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of IAC RSUs outstanding as of December 31, 2009 (on an aggregate and grant-by-grant basis), (iv) the vesting schedule for each award and (v) the total number of IAC RSUs that vested/are scheduled to vest in each of the fiscal years ending December 31, 2010, 2011 and 2012.

Name and Grant Date	Number of Unvested IAC RSUs as of 12/31/09 (#)	Market Value of Unvested IAC RSUs as of 12/31/09 ($)	Vesting Schedule (#)		
			2010	2011	2012
Barry Diller	—	—	—	—	—
Victor A. Kaufman					
2/16/07(a)	23,962	$ 490,742	23,962	—	—
4/9/08(b)	20,729	$ 424,530	6,909	6,910	6,910
Total	44,691	$ 915,272	30,871	6,910	6,910
Thomas J. McInerney					
2/6/06(c)	41,174	$ 843,243	20,586	20,588	—
2/6/06(d)	65,877	$1,349,161	—	65,877	—
2/16/07(a)	23,962	$ 490,742	23,962	—	—
4/9/08(b)	20,729	$ 424,530	6,909	6,910	6,910
Total(e)	151,742	$3,107,676	51,457	93,375	6,910
Gregg Winiarski					
2/6/06(c)	3,295	$ 67,482	1,646	1,649	—
2/16/07(a)	4,554	$ 93,266	4,554	—	—
2/16/07(f)	2,158	$ 44,196	719	719	720
1/31/08(g)	13,750	$ 281,600	—	13,750	—
Total	23,757	$ 486,544	6,919	16,118	720
Gregory R. Blatt					
2/6/06(c)	32,939	$ 674,590	16,469	16,470	—
2/6/06(d)	65,877	$1,349,161	—	65,877	—
2/16/07(a)	23,962	$ 490,742	23,962	—	—
4/9/08(b)	20,729	$ 424,530	6,909	6,910	6,910
Total	143,507	$2,939,023	47,340	89,257	6,910

(a) These IAC RSUs vested on February 16, 2010.

(b) These IAC RSUs vested/vest on January 31, 2010, 2011 and 2012, subject to continued employment.

(c) These IAC RSUs vested/vest on February 6, 2010 and 2011, subject to continued employment.

(d) These IAC RSUs vest on February 6, 2011, subject to continued employment.

(e) Excludes 1,168 IAC restricted stock purchase rights held by Mr. McInerney on December 31, 2009, which had a market value of approximately $23,897 at that date and which are exercisable by Mr. McInerney during the period from January 1, 2012 through March 19, 2012, or if earlier, upon a termination of employment or change in control of IAC. As of December 31, 2009, Mr. McInerney also held 467 HSNi, Interval and Ticketmaster restricted stock purchase rights, 77 Tree.com restricted stock purchase rights and 2,337 Expedia restricted stock purchase rights, all of which are exercisable by McInerney in the same manner as his IAC restricted stock purchase rights and which had a market value of approximately $9,424, $5,819, $5,702, $704 and $60,108, respectively, at that date.

(f) These IAC RSUs vested/vest on February 16, 2010, 2011 and 2012, subject to continued employment.

(g) These IAC RSUs vest on January 31, 2011, subject to continued employment.

(3) These IAC stock options will vest on June 7, 2010, the fifth anniversary of the grant date, subject to continued employment.

(4) These IAC stock options vested/vest in equal installments on January 31, 2010, 2011 and 2012, subject to continued employment.

(5) These IAC stock options vest in equal installments on December 17, 2010, 2011and 2012, subject to continued employment.

(6) These IAC stock options vested/vest in equal installments on February 19, 2010, 2011, 2012 and 2013, subject to continued employment.

(7) Excludes Match Options held by Mr. Blatt on December 31, 2009. In connection with becoming Chief Executive Officer of Match in February 2009, Mr. Blatt forfeited an aggregate of 536,455 IAC stock options granted to him in April 2008 and December 2008 in exchange for the Match Options. See the discussion under Compensation Discussion and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21.

2009 Option Exercises and Stock Vested

The table below provides information regarding the number of shares acquired by our named executives upon the vesting of IAC RSU awards in 2009 and the related value realized, excluding the effect of any applicable taxes.

	Stock Awards		
Name	Number of Shares Acquired Upon Vesting (#)(1)	Value Realized Upon Vesting ($)(2)	Value Realized Upon Settlement of Deferred RSUs ($)(3)
Barry Diller	—	—	—
Victor A. Kaufman	6,908	$ 101,548	—
Thomas J. McInerney	6,908	$ 101,548	$4,216,557
Gregg Winiarski	—	—	$ 117,817
Gregory R. Blatt	6,908	$ 101,548	$2,640,073

(1) Reflects the gross number of shares acquired upon the annual vesting of IAC RSU awards in accordance with their terms on January 31, 2009.

(2) Represents the closing price of IAC common stock on the vesting date multiplied by the number of RSUs so vesting.

(3) Represents the value of the gross number of shares delivered in connection with the deferred settlement of certain IAC RSUs held by Messrs. McInerney, Winiarski and Blatt in January 2009. While these IAC RSUs vested upon the completion of the August 2008 Spin-Offs, the settlement of these IAC RSUs (by way of the delivery of the underlying shares) was delayed until January 2009 to ensure compliance with Section 409A of the Internal Revenue Code. These RSUs were ultimately settled by way of the delivery of: (i) one share of IAC common stock for every two IAC RSUs that vested, (ii) one share of common stock of each of HSNi, Interval and Ticketmaster for every five IAC RSUs that vested and (iii) one share of Tree.com common stock for every thirty IAC RSUs that vested. Given this fact, the total dollar value presented above reflects the closing price of IAC, HSNi, Interval, Ticketmaster and Tree.com common stock at settlement, multiplied by the number of shares of IAC, HSNi, Interval, Ticketmaster and Tree.com common stock, respectively, delivered at settlement.

No IAC, HSNi, Interval, Ticketmaster or Tree.com stock options were exercised by any named executive in 2009. Messrs. Kaufman and McInerney exercised Expedia stock options in 2009, in connection with which they received gross proceeds of $180,928 and $36,971, respectively. These amounts represent the difference between the exercise price of the options and the sale price of Expedia common stock at the time of exercise.

Estimated Potential Payments Upon Termination or Change in Control of IAC

Certain of our employment agreements, equity award agreements and omnibus stock and annual incentive plans entitle our named executives to continued base salary payments, accelerated vesting of equity awards and/or extended post-termination exercise periods for stock options upon certain terminations of the named executive's employment or in the event of a change in control of IAC, among other events. These agreements and plans are described below as they apply to each named executive.

Certain amounts that would become payable to our named executives upon the events described above (as and if applicable), assuming that the relevant event occurred on December 31, 2009, are described and quantified in the table below. These amounts, which exclude the effect of any applicable taxes, are based on the named executive's base salary, the number of IAC RSU awards and/or stock options outstanding and the closing price of IAC common stock ($20.48), in each case, on December 31, 2009. In addition to these amounts, certain other amounts and benefits generally payable and made available to other Company employees upon a termination of employment, including payments for accrued vacation time and outplacement services, will generally be payable to our named executives.

Mr. Diller

Upon a termination without cause or due to death or disability or a resignation for good reason on December 31, 2009, in accordance with the agreement governing Mr. Diller's 2005 stock options, the vesting of 1,519,884 IAC stock options, 607,952 HSNi, Interval and Ticketmaster stock options and 101,324 Tree.com stock options (in each case, 20% of the original award for each year of completed service since the grant) would have been accelerated and such stock options would have remained outstanding and exercisable through December 31, 2010. For Mr. Diller, "good reason" is defined as a reduction in base salary, a relocation outside of the metropolitan New York City area or a material and demonstrable adverse change in the nature and scope of his duties from those in effect on June 7, 2005, in each case, without his written consent.

Upon a change in control of IAC on December 31, 2009, in accordance with the agreement governing Mr. Diller's 2005 stock options, the vesting of 1,899,855 IAC stock options, 759,941HSNi, Interval and Ticketmaster stock options and 126,656 Tree.com stock options (20% of the original award, plus an additional 20% for each year of completed service since the grant) would have been accelerated.

Given the closing price of IAC common stock ($20.48), HSNi common stock ($20.19), Interval common stock ($12.47), Ticketmaster common stock ($12.22) and Tree.com common stock ($9.15) on December 31, 2009, none of these accelerated stock options would have been in-the-money, and as a result, no related amounts would have payable to Mr. Diller.

Mr. Kaufman

Upon a termination without cause or resignation for good reason on December 31, 2009, pursuant to the terms of his amended employment agreement (assuming such agreement was in effect on such date), Mr. Kaufman would have been entitled to:

- the partial vesting of IAC RSU and IAC stock option awards in amounts equal to the number that would have otherwise vested in accordance with the terms of such awards during the twelve-month period following such termination of employment; and
- continue to exercise his vested IAC stock options through June 30, 2011 or, if earlier, the scheduled expiration date of such IAC stock options.

Upon a change in control of IAC or termination of employment without cause or resignation for good reason following a Liberty change in control on December 31, 2009, in accordance with our omnibus stock and annual incentive plans and his equity award agreements, the vesting of all then outstanding IAC RSUs and IAC stock options held by Mr. Kaufman would have been accelerated. For Mr. Kaufman, "good reason" means a material breach of his employment agreement by the Company that it fails to remedy.

Messrs. McInerney and Winiarski

Upon a termination without cause or resignation for good reason on December 31, 2009, pursuant to the terms of the employment agreements of Mr. McInerney as in effect on that date and Mr. Winiarski's new employment agreement (assuming such agreement was in effect on such date), Messrs. McInerney and Winiarski would have been entitled to:

- receive twelve months of their respective base salaries, subject to the execution and non-revocation of a release and compliance with confidentiality, non-solicitation of employees

(18 months), non-solicitation of business partners (12 months) and assignment of certain employee developments covenants and offset for any amounts earned from other employment during the applicable period;

- the partial vesting of IAC RSUs and IAC stock options in amounts equal to the number that would have otherwise vested in accordance with the terms of such awards during the twelve-month period following such termination of employment; and
- continue to exercise their vested IAC stock options through June 30, 2011 or, if earlier, the scheduled expiration date of such IAC stock options.

Upon a change in control of IAC on December 31, 2009, in accordance with our omnibus stock and annual incentive plans and their equity award agreements, the vesting of (i) all then outstanding IAC RSU and IAC stock option awards held by Mr. McInerney and (ii) 3,295 IAC RSU awards held by Mr. Winiarski, in each case, would have been accelerated. In addition to the continued salary and extended post-termination IAC stock option exercise periods and in lieu of the accelerated vesting benefits described above, upon a termination of employment without cause or resignation for good reason following a Liberty change in control on December 31, 2009, in accordance with his equity award agreements, the vesting of all then outstanding IAC RSU and IAC stock option awards held by Mr. McInerney would have been accelerated.

For Messrs. McInerney and Winiarski, in all cases, "good reason" includes: (i) a material reduction (or in the case of Mr. Winiarski, a material adverse change) in title, duties or level of responsibilities, (ii) a material reduction in base salary, (iii) a material relocation of the principal place of employment outside of the metropolitan New York City area and (iv) the failure to report to the Company's Chief Executive Officer (or any successor to such person) and/or the Vice Chairman of the Company (or, in the case of Mr. Winiarski, a material adverse change in reporting structure such that he is no longer reporting to a Company officer with a title of Executive Vice President or above that reports to the Company's Chairman or Vice Chairman), in each case, without the written consent of the named executive and that is not cured promptly after notice.

Mr. Blatt

Upon a termination without cause or resignation for good reason on December 31, 2009, pursuant to the terms of the employment agreement of Mr. Blatt in effect on that date, Mr. Blatt would have been entitled to:

- receive base salary for the later of 12 months following his termination of employment or 24 months following the effective date of his employment agreement, subject to the execution and non-revocation of a release and compliance with confidentiality, non-solicitation of employees (18 months), non-solicitation of business partners (12 months) and assignment of certain employee developments covenants and offset for any amounts earned from other employment during the applicable period;
- the vesting of all IAC RSUs and IAC stock options that were outstanding as of the effective date of his employment agreement and which remain outstanding at the time of such termination of employment;
- the partial vesting of IAC RSUs and IAC stock options granted after the effective date of his employment agreement in amounts equal to the number that would have otherwise vested in accordance with the terms of such awards during the twelve-month period following such termination of employment; and
- continue to exercise his vested IAC stock options through June 30, 2011 or, if earlier, the scheduled expiration date of such IAC stock options.

Upon a change in control of IAC on December 31, 2009, in accordance with our omnibus stock and annual incentive plans and his equity award agreements, the vesting of 44,691 IAC RSU awards and all then outstanding IAC stock options awards held by Mr. Blatt would have been accelerated. Furthermore, upon a termination of employment without cause or resignation for good reason following a Liberty change in control on December 31, 2009, in accordance with his equity award agreements, the vesting of all then outstanding IAC RSU and IAC stock option awards held by Mr. Blatt would have been accelerated.

For Mr. Blatt, "good reason" means actions taken by the Company resulting in a material negative change in the employment relationship, which include (i) a material diminution in the authorities, duties or responsibilities of the person to whom Mr. Blatt is required to report, (B) a material reduction in title, duties or level of responsibilities, (iii) a material reduction in base salary, (iv) the relocation of the principal place of employment outside of Dallas, Texas or (v) any other action or inaction that constitutes a material breach by the Company of Mr. Blatt's employment agreement or the agreements relating to his Match Options. For a discussion of potential payments relating to the Match Options upon the events described above, see the discussion under Compensation and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21.

Name and Benefit	Termination of Employment Without Cause or Resignation for Good Reason	Change in Control of IAC	Termination of Employment Without Cause or Resignation for Good Reason Following a Liberty Change in Control
Victor A. Kaufman			
Continued Salary	—	—	—
Market Value of IAC RSUs that would vest	$ 632,238(1)	$ 915,272(2)	$ 915,272(2)
Market Value of IAC stock options that would vest(3)	$ 544,097(1)	$1,632,296(2)	$1,632,296(2)
Total Estimated Incremental Value	$1,176,335	$2,547,568	$2,547,568
Thomas J. McInerney			
Continued Salary	$ 650,000	—	$ 650,000
Market Value of IAC RSUs that would vest	$1,053,839(1)	$3,107,676(2)	$3,107,676(2)
Market Value of IAC stock options that would vest(3)	$ 544,097(1)	$1,632,296(2)	$1,632,296(2)
Total Estimated Incremental Value	$2,247,936	$4,739,972	$5,389,972
Gregg Winiarski			
Continued Salary	$ 375,000	—	$ 375,000
Market Value of IAC RSUs that would vest	$ 141,701(1)	$ 67,482(4)	$ 141,701(1)
Market Value of IAC stock options that would vest(3)	$ 137,302(1)	—	$ 137,302(1)
Total Estimated Incremental Value	$ 654,003	$ 67,482	$ 654,003

Name and Benefit	Termination of Employment Without Cause or Resignation for Good Reason	Change in Control of IAC	Termination of Employment Without Cause or Resignation for Good Reason Following a Liberty Change in Control
Gregory R. Blatt(5)			
Continued Salary	$ 650,000	—	$ 650,000
Market Value of IAC RSUs that would vest	$2,939,023(2)	$ 915,272(6)	$2,939,023(2)
Market Value of IAC stock options that would vest(3)	$ 462,695(2)	$ 462,695(2)	$ 462,695(2)
Total Estimated Incremental Value	$4,051,718	$1,377,967	$4,051,718

(1) Represents the value of IAC RSUs and IAC stock options that would have otherwise vested upon a termination of employment or resignation for good reason in accordance with the terms of these awards during the twelve-month period following the relevant event pursuant to the relevant employment agreement.

(2) Represents the accelerated vesting of all IAC RSUs and IAC stock options, as applicable, held on December 31, 2009, as of December 31, 2009.

(3) Represents the difference between the closing price of IAC common stock ($20.48) on December 31, 2009 and the exercise prices of all in-the-money IAC stock options accelerated upon the occurrence of the relevant event specified above.

(4) Represents the accelerated vesting of 3,295 IAC RSUs as of December 31, 2009.

(5) In connection with becoming Chief Executive Officer of Match in February 2009, Mr. Blatt entered into an employment agreement, in connection with which his base salary was increased to $650,000, he forfeited an aggregate of 536,455 IAC stock options granted to him in April 2008 and December 2008 in exchange for the Match Options and his definition of "good reason" was modified, among other changes. For a discussion of the treatment of the Match Options in the event of a termination without cause or resignation for good reason, change in control of IAC and Match and other events, see the discussion under Compensation and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21.

The acceleration of the vesting of the Match Options would ultimately result in an appraisal process required by the related agreement. See the discussion under Compensation Discussion and Analysis under Employment Arrangement for Mr. Blatt beginning on page 21. Given the appraisal process, the amount payable to Mr. Blatt upon the exercise of the Match Options is neither determinable or estimable, given that such amount will depend upon facts and and circumstances concerning Match that are not yet known or have yet to occur. Accordingly, no market value for the Match Options is presented in the table above.

(6) Represents the accelerated vesting of 44,691 IAC RSUs as of December 31, 2009.

Equity Compensation Plan Information

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes information, as of December 31, 2009, regarding IAC equity compensation plans pursuant to which grants of IAC stock options, IAC RSUs or other rights to acquire shares may be granted from time to time.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1) (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders(2)	17,094,004(4)	$20.89	14,692,564
Equity compensation plans not approved by security holders(3)	481,213	$21.90	—
Total	17,575,217	$20.92	14,692,564

(1) Information excludes 1,371,842 shares issuable upon the exercise of outstanding IAC stock options with a weighted-average exercise price of $20.59, which were granted pursuant to plans assumed by IAC in connection with acquisitions and under which no securities remain available for future issuance.

(2) These plans primarily include the 2008, 2005 and 2000 Amended and Restated Stock and Annual Incentive Plans, as well as director deferred compensation plans and historical equity incentive plans under which no shares remain available for future issuance.

(3) Reflects options granted under the 1999 Stock Option Plan described below.

(4) Includes an aggregate of (i) 4,209,272 shares issuable upon the vesting of IAC RSU awards, (ii) 71,271 shares underlying share units credited to accounts as of December 31, 2009 under IAC's Deferred Compensation Plans for Non-Employee Directors and (iii) 12,813,461 shares issuable upon the exercise of outstanding options.

1999 Stock Option Plan. In February 2000, IAC's Board of Directors approved the 1999 Stock Option Plan (the "1999 Stock Option Plan"). An award of options exercisable for 550,000 million shares of IAC common stock, the total amount available under the 1999 Stock Option Plan, at an exercise price of $21.90 per share, was made in February 2000 to Dr. Georg Kofler in consideration of his entering into an employment arrangement with a German affiliate of HSN. These options vested over four years, with 25% vesting on the first, second, third and fourth anniversaries of the date of grant, and had a ten year term. These options expired unexercised on the tenth anniversary of the grant date, February 18, 2010.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Arrangements. Arrangements in effect from and after April 15, 2009 provide that: (i) each member of the Board receive an annual retainer in the amount of $50,000, (ii) each member of the Audit and Compensation and Human Resources Committees (including their respective Chairpersons) receive an additional annual retainer in the amount of $10,000 and $5,000, respectively, and (iii) the Chairpersons of each of the Audit and Compensation and Human Resources Committees receive an additional annual chairperson retainer in the amount of $20,000, with all amounts being paid quarterly, in arrears.

In addition, these arrangements also provide that each non-employee director receive a grant of IAC RSUs with a dollar value of $250,000 upon his or her initial election to the Board and annually thereafter upon re-election on the date of IAC's annual meeting of stockholders, the terms of which provide for: (i) vesting in three equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of Board service and (iii) full acceleration of vesting upon a change in control of IAC. The Company also reimburses non-employee directors for all reasonable expenses incurred in connection with attendance at IAC Board and Board Committee meetings.

Prior to April 15, 2009, arrangements then in effect provided that: (i) the amount of the annual Board, Audit Committee Chairperson and Compensation and Human Resources Committee Chairperson retainers were $45,000, $15,000 amd $15,000, respectively, and (ii) each each non-employee director receive a grant of 7,500 IAC RSUs (or such lesser number of RSUs with a dollar value of $250,000) upon his or her initial election to the Board and annually thereafter upon re-election on the date of IAC's annual meeting of stockholders.

The Compensation and Human Resources Committee has primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Company stock to further align directors' interests with those of our stockholders. When considering non-employee director compensation arrangements, Company management provides the Compensation and Human Resources Committee with information regarding various types of non-employee director compensation arrangements and practices of select peer companies.

Deferred Compensation Plan for Non-Employee Directors. Under IAC's Deferred Compensation Plan for Non-Employee Directors, non-employee directors may defer all or a portion of their Board and Board Committee fees. Eligible directors who defer all or any portion of these fees can elect to have such deferred fees applied to the purchase of share units, representing the number of shares of IAC common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on IAC common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the Board, he or she will receive (i) with respect to share units, such number of shares of IAC common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

2009 Non-Employee Director Compensation. The table below provides the amount of (i) fees earned by non-employee directors for services performed during 2009 and (ii) the grant date fair value of IAC RSU awards granted in 2009.

	Fees Earned			
Name	**Fees Paid in Cash ($)**	**Fees Deferred ($)(1)**	**Stock Awards($)(2)**	**Total($)(3)**
Edgar Bronfman, Jr.(4)	—	$48,750	$249,986	$298,736
Donald R. Keough(4)	—	$53,750	$249,986	$303,736
Bryan Lourd(4)	—	$58,750	$249,986	$308,736
John C. Malone(5)	—	—	—	—
Arthur C. Martinez(4)	$72,500	—	$249,986	$322,486
David Rosenblatt(4)	—	$48,750	$249,986	$298,736
Alan G. Spoon(4)	—	$77,500	$249,986	$327,486
Alexander von Furstenberg(4)	$48,750	—	$249,986	$298,736
Richard F. Zannino(4)	$30,000	—	$249,997	$279,997
Michael P. Zeisser(5)	—	—	—	—

(1) Represents the dollar value of fees deferred in the form of share units by the relevant director under the Company's Deferred Compensation Plan for Non-Employee Directors.

(2) Amounts presented represent the grant date fair value of the RSU award, which was calculated using the closing price of IAC common stock on the NASDAQ Stock Market on the grant date.

(3) The differences in the amounts shown above among directors reflect length of Board and Committee (if any) service, which varies among directors.

(4) The following table provides the number of IAC RSUs and IAC stock options held by each current director and director nominee on December 31, 2009 (other than Messrs. Malone and Zeisser, each of whom had no such holdings):

Director	**RSUs**	**Options**
Edgar Bronfman, Jr.	23,943	2,499(a)
Donald R. Keough	23,943	6,246(b)
Bryan Lourd	23,943	—
Arthur C. Martinez	23,943	—
David Rosenblatt	20,347	—
Alan G. Spoon	23,943	12,854(c)
Alexander von Furstenberg	20,347	—
Richard F. Zannino	15,664	—

(a) Mr. Bronfman also held 999 HSNi, Interval and Ticketmaster options, 166 Tree.com options and 5,000 Expedia options on December 31, 2009.

(b) Mr. Keough also held 2,496 HSNi, Interval and Ticketmaster options, 415 Tree.com options and 12,500 Expedia options on December 31, 2009.

(c) Mr. Spoon also held 5,140 HSNi, Interval and Ticketmaster options, 855 Tree.com options and 25,712 Expedia options on December 31, 2009.

(5) Dr. Malone and Mr. Zeisser have agreed that they will not receive compensation for their Board service.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of April 23, 2010, information relating to the beneficial ownership of common stock and Class B common stock by: (1) each person known by IAC to own beneficially more than 5% of the outstanding shares of common stock and Class B common stock, (2) each current director and director nominee, (3) each of the Chief Executive Officer, Chief Financial Officer and the Company's other named executives and (4) all executive officers and directors of IAC as a group.

Unless otherwise indicated, the beneficial owners listed below may be contacted at IAC's corporate headquarters located at 555 West 18th Street, New York, New York 10011. For each listed person, the number of shares of IAC common stock and percent of such class listed assumes the conversion or exercise of any IAC equity securities owned by such person that are or will become convertible or exercisable, and the vesting of any IAC RSUs and/or IAC stock options that will vest, within 60 days of April 23, 2010, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person. Shares of IAC Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of IAC common stock. The percentage of votes for all classes of capital stock is based on one vote for each share of common stock and ten votes for each share of Class B common stock.

	IAC Common Stock		IAC Class B Common Stock		Percent of Votes
Name and Address of Beneficial Owner	Number of Shares Owned	% of Class Owned	Number of Shares Owned	% of Class Owned	(All Classes) %
Goldman Sachs Asset Management 32 Old Slip New York, NY 10005	6,785,390(1)	6.8%	—	—	3.0%
Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	10,115,266(1)	10.1%	—	—	4.4%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	12,799,999(2)	11.4%	12,799,999(2)	100%	56.2%
Barry Diller	18,991,064(3)	16.6%	12,799,999(2)	100%	58.4%
Gregory R. Blatt	362,259(4)	*	—	—	*
Edgar Bronfman, Jr.	38,951(5)	*	—	—	*
Victor A. Kaufman	774,247(6)	*	—	—	*
Donald R. Keough	86,366(7)	*	—	—	*
Bryan Lourd	36,556(8)	*	—	—	*
John C. Malone	—(9)	—	—(9)	—	—
Arthur C. Martinez	25,689(10)	*	—	—	*
Thomas J. McInerney	645,997(11)	*	—	—	*
David Rosenblatt	7,615(12)	*	—	—	*
Alan G. Spoon	44,556(13)	*	—	—	*
Alexander von Furstenberg	7,615(14)	*	—	—	*
Gregg Winiarski	65,019(15)	*	—	—	*
Michael P. Zeisser	—	—	—	—	—
Richard F. Zannino	—	—	—	—	—
All executive officer and directors as a group (13 persons)	20,723,675	18.1%	12,799,999	100%	59.2%

* The percentage of shares beneficially owned does not exceed 1% of the class.

(1) Based upon information regarding IAC holdings reported on an Amendment No. 1 to Schedule 13G filed with the SEC on February 12, 2010 in the case of Jennison Associates LLC and on February 16, 2010 in the case of Goldman Sachs Asset Management.

(2) Consists of 12,799,999 shares of IAC Class B common stock (which are convertible on a one-for-one basis into shares of IAC common stock) held by Liberty. Pursuant to an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Liberty.

(3) Consists of (i) 4,289,499 shares of IAC common stock owned by Mr. Diller, (ii) 1,711 shares of IAC common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iii) 12,799,999 shares of IAC Class B common stock (which are convertible on a one-for-one basis into shares of IAC common stock) held by Liberty and (iv) options to purchase 1,899,855 shares of IAC common stock vesting in the next 60 days. Pursuant to the amended and restated stockholders agreement, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Liberty.

(4) Consists of (i) 127,556 shares of IAC common stock held directly by Mr. Blatt and (ii) options to purchase 234,703 shares of IAC common stock.

(5) Consists of (i) 20,972 shares held directly by Mr. Bronfman, (ii) 5,375 shares of IAC common stock held for the benefit of Mr. Bronfman in an individual retirement account, (iii) 2,125 shares of IAC common stock held by Mr. Bronfman in his capacity as custodian for his minor children, (iv) options to purchase 2,499 shares of IAC common stock and (v) 7,980 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days. Mr. Bronfman disclaims beneficial ownership of the shares of IAC common stock described in (iii) above.

(6) Consists of (i) 71,549 shares of IAC common stock held directly by Mr. Kaufman and (ii) options to purchase 702,698 shares of IAC common stock.

(7) Consists of (i) 72,889 shares of IAC common stock held directly by Mr. Keough, (ii) 500 shares of IAC common stock held by Mr. Keough's spouse, (iii) options to purchase 4,997 shares of IAC common stock and (iv) 7,980 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days. Excludes shares of IAC common stock beneficially owned by Allen & Company LLC and/or its affiliates. Mr. Keough disclaims beneficial ownership of the shares of IAC common stock described in (ii) above and all shares of IAC common stock beneficially owned by Allen & Company LLC and/or its affiliates.

(8) Consists of (i) 28,576 shares of IAC common stock held directly by Mr. Lourd and (ii) 7,980 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days.

(9) Excludes shares of Class B common stock beneficially owned by Liberty, as to which Dr. Malone disclaims beneficial ownership.

(10) Consists of (i) 17,709 shares of IAC common stock held directly by Mr. Martinez and (ii) 7,980 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days.

(11) Consists of (i) 185,500 shares of IAC common stock held directly by Mr. McInerney, (ii) options to purchase 459,329 shares of IAC common stock and (iii) 1,168 restricted stock purchase rights.

(12) Consists of (i) 2,500 shares of IAC common stock held directly by Mr. Rosenblatt and (ii) 5,115 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days.

(13) Consists of (i) 29,565 shares of IAC common stock held directly by Mr. Spoon, (ii) options to purchase 7,011 shares of IAC common stock and (iii) 7,980 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days.

(14) Consists of (i) 2,500 shares of IAC common stock held directly by Mr. von Furstenberg and (ii) 5,115 shares of IAC common stock to be received upon the vesting of IAC RSUs in the next 60 days.

(15) Consists of (i) 10,853 shares of IAC common stock held directly by Mr. Winiarski and (ii) options to purchase 54,166 shares of IAC common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock and other equity securities of the Company with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC rules to furnish the Company with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to the Company, and/or written representations that no additional forms were required, the Company believes that its officers, directors and greater than 10% beneficial owners complied with these filing requirements in 2009.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

The Audit Committee has a formal, written policy that requires an appropriate review of all related person transactions by the Audit Committee, as required by Marketplace Rules governing conflict of interest transactions. For purposes of this policy, as amended, consistent with the Marketplace Rules, the terms "related person" and "transaction" are determined by reference to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended ("Item 404"). During 2009, in accordance with this policy, Company management was required to determine whether any proposed transaction, arrangement or relationship with a related person fell within the definition of "transaction" set forth in Item 404, and if so, review such transaction with the Audit Committee. In connection with such determinations, Company management and the Audit Committee consider: (i) the parties to the transaction and the nature of their affiliation with IAC and the related person, (ii) the dollar amount involved in the transaction, (iii) the material terms of the transaction, including whether the terms of the transaction are ordinary course and/or otherwise negotiated at arms' length, (iv) whether the transaction is material, on a quantitative and/or qualitative basis, to IAC and/or the related person and (v) any other facts and circumstances that management or the Audit Committee deems appropriate.

Relationships Involving Named Executives and Directors

Subject to the terms of an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller has an irrevocable proxy to vote shares of IAC common stock and IAC Class B common stock held by Liberty and its affiliates. Accordingly, Mr. Diller is effectively able to control the outcome of all matters submitted to a vote or for the consent of IAC's stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC's Board of Directors and matters as to which Delaware law requires a separate class vote).

In 2001, IAC and Mr. Diller entered into an agreement with respect to the construction of a screening room on Mr. Diller's property to assist Mr. Diller in connection with Company-related activities. Construction costs of approximately $1.8 million were paid by the Company and the agreement provides that under certain circumstances, including upon Mr. Diller's termination of employment by IAC or its affiliates, Mr. Diller shall have the option to pay to IAC an amount equal to the depreciated book value of the construction costs to acquire the facilities.

As discussed in the Compensation Discussion and Analysis on page 25, pursuant to the Company's Airplane Travel Policy, Mr. Diller is required to travel by Company-owned or chartered aircraft for both business and personal use. In early 2010, Mr. Diller reimbursed IAC approximately $911,000 for personal use of Company-owned aircraft.

During 2009, one of IAC's businesses made payments to Hanley Wood in the aggregate amount of approximately $232,000 for marketing services. Hanley Wood is a portfolio company of J.P. Morgan Partners, LLC. CCMP Capital Advisors, LLC, of which Mr. Zannino is a Managing Director and member of the firm's Investment Committee, manages the investment in Hanley Wood for J.P. Morgan Partners.

Relationships Involving IAC and Expedia

Overview. Since the completion of the Expedia Spin-Off, IAC and Expedia have been related parties since they are under common control. In connection with the Expedia Spin-Off, IAC and Expedia entered into various agreements, including, among others, a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement. Summaries of the separation, tax sharing, employee matters and transition services agreements are set forth in IAC's Definitive Proxy Statement/Prospectus dated June 20, 2005, and copies of each of these agreements were filed as exhibits to IAC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

In addition, in connection with and following the Expedia Spin-Off, IAC and Expedia have entered into certain other arrangements, including arrangements regarding the sharing of certain costs, the use and ownership of certain aircraft and various commercial agreements, certain of which are generally described below.

Cost Sharing Arrangements. Mr. Diller currently serves as Chairman and Chief Executive Officer of IAC and Chairman and Senior Executive of Expedia. In connection with the Expedia Spin-Off, IAC and Expedia had agreed, in light of Mr. Diller's senior role at both companies and his anticipated use of certain resources to the benefit of both companies, to share certain expenses associated with such usage, as well as certain costs incurred by IAC in connection with the provision of certain benefits to Mr. Diller. These cost sharing arrangements currently provide that IAC and Expedia cover 65% and 35% of these costs, respectively, which both companies agreed best reflects the allocation of actual time spent by Mr. Diller among the two companies. Expenses include costs for personal use of cars and equipment dedicated to Mr. Diller's use and expenses relating to Mr. Diller's support staff. During 2009, total payments in the amount of approximately $241,000 were received from Expedia pursuant to these arrangements.

Aircraft Arrangements. Each of IAC and Expedia has a 50% ownership interest in an aircraft that may be used by both companies. IAC and Expedia entered into an operating agreement that allocates the costs of operating and maintaining the aircraft between the parties based on the actual usage by each company, which costs are generally paid by each company to third parties in accordance with the terms of the operating agreement. On the fifth anniversary of the Expedia Spin-Off and annually thereafter, or at any time when Mr. Diller ceases to serve as Chairman of either IAC or Expedia, IAC will have a call right and Expedia will have a put right with respect to Expedia's interest in the aircraft, in each case, at fair market value. IAC has the right to sell the aircraft on behalf of both parties.

Members of this aircraft's flight crew are employed by an entity in which each of IAC and Expedia has a 50% ownership interest. IAC and Expedia have agreed to share costs relating to flight crew compensation and benefits pro rata according to each company's respective usage of the aircraft, for which they are separately billed by the entity described above. During 2009, total payments in the amount of approximately $471,000 were made to this entity by IAC.

Commercial Agreements. In connection with and following the Expedia Spin-Off, certain IAC subsidiaries entered into commercial agreements with certain Expedia subsidiaries. IAC believes that these arrangements are ordinary course and have been negotiated on an arm's length basis. In addition, IAC believes that these arrangements, whether taken individually or in the aggregate, do not constitute a material contract to IAC. Those agreements that, individually or together with similar agreements, involved revenues to (or payments from) IAC and its businesses in excess of $120,000 in 2009 are discussed below.

During 2009, certain IAC businesses provided advertising services to certain Expedia businesses, primarily in the form of traffic building initiatives pursuant to affiliate marketing agreements and display advertising pursuant to services agreements. Affiliate marketing agreements generally provide for the payment of fees on a fixed, per transaction or revenue share basis from the party seeking to drive traffic to its website to the party that is directing traffic to such website. Services agreements generally provide for the payment of fees on a fixed or commission basis to the advertiser. Aggregate revenues received by IAC businesses from Expedia businesses for these services in 2009 were approximately $982,000. During 2009, certain Expedia businesses provided advertising services in the form of traffic building initiatives to an IAC business. Aggregate payments made by the IAC business to Expedia businesses for these services in 2009 were approximately $206,000.

Relationships Involving IAC and Liberty Media Corporation

Under the terms of an amended and restated governance agreement among IAC, Liberty and Mr. Diller, Liberty has the right to nominate up to two individuals for election to the Board, so long as certain stock ownership requirements applicable to Liberty are satisfied. As of the record date for the 2010 Annual Meeting, based on its then current IAC holdings, Liberty had the right to nominate one individual for election to the Board. Pursuant to this right, Liberty nominated Mr. Zeisser for election to the Board at the 2010 Annual Meeting. Other than in his capacity as a director nominee of IAC, Mr. Zeisser does not have any direct or indirect interests in the Liberty/IAC agreements.

Also, under the amended and restated governance agreement, if IAC issues or proposes to issue shares of IAC common stock or IAC Class B common stock, Liberty has preemptive rights that generally entitle it to purchase a number of IAC common shares, subject to a cap, so that Liberty will maintain the identical ownership interest in IAC that Liberty held immediately prior to such issuance or proposed issuance. Liberty was not entitled to exercise any such preemptive rights during 2009 because its ownership interest in IAC, at the time of the notice, had exceeded the established cap.

In the ordinary course of business, and otherwise from time to time, IAC and its businesses have entered into commercial agreements (and may do so in the future) with Liberty and its affiliates. IAC believes that these arrangements have been negotiated on an arms' length basis. In addition, IAC believes that these arrangements, whether taken individually or in the aggregate, do not constitute a material contract to IAC. During 2009, a Liberty business made payments to an IAC business in the aggregate amount of approximately $865,000 for advertising services. No other arrangements between IAC businesses and Liberty business involved revenues to (or payments from) IAC and its businesses in excess of $120,000 in 2009.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, IAC/InterActiveCorp, 555 West 18th Street, New York, New York 10011, IAC will provide without charge to each person solicited a printed copy of IAC's 2009 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. Copies are also available on our website, *www.iac.com*. IAC will furnish requesting stockholders with any exhibit to its 2009 Annual Report on Form 10-K upon payment of a reasonable fee.

PROPOSALS BY STOCKHOLDERS FOR PRESENTATION AT THE 2011 ANNUAL MEETING

Stockholders who intend to have a proposal considered for inclusion in IAC's proxy materials for presentation at the 2011 Annual Meeting of Stockholders must submit the proposal to IAC at its corporate headquarters no later than January 3, 2011, which proposal must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. Stockholders who intend to present a proposal at the 2011 Annual Meeting of Stockholders without inclusion of the proposal in IAC's proxy materials are required to provide notice of such proposal to IAC no later than March 19, 2011. IAC reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Meeting to be held on June 15, 2010.

The 2010 Annual Meeting Proxy Statement and 2009 Annual Report on Form 10-K are available at ***http://www.proxyvote.com*** beginning on May 3, 2010.

New York, New York
May 3, 2010

AUDIT COMMITTEE CHARTER
IAC/INTERACTIVECORP
(February 2010)

PURPOSE

The Audit Committee is appointed by the Board to oversee the accounting and financial reporting processes of the Company and the audits of the Company's financial statements. In that regard, the Audit Committee assists the Board in monitoring: (1) the integrity of the financial statements of the Company, (2) the effectiveness of the Company's internal control over financial reporting, (3) the qualifications and independence of the independent registered public accounting firm (the "independent accounting firm"), (4) the performance of the Company's internal audit function and independent accounting firm, (5) the Company's risk assessment and risk management policies as they relate to financial and other risk exposures and (6) the compliance by the Company with legal and regulatory requirements.

COMMITTEE MEMBERSHIP

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of NASDAQ and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"). All members of the Audit Committee shall be able to read and understand fundamental financial statements. No member of the Audit Committee shall have participated in the preparation of the financial statements of the Company in the past three years. These membership requirements shall be subject to exemptions and cure periods permitted by the rules of NASDAQ and the Securities and Exchange Commission (the "SEC"), as in effect from time to time.

At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. The members of the Audit Committee shall be appointed and may be replaced by the Board.

MEETINGS

The Audit Committee shall meet as often as it determines necessary but not less frequently than quarterly. The Audit Committee shall have the authority to meet periodically with management, the internal auditors and the independent accounting firm in separate executive sessions, and to have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem necessary or appropriate. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent accounting firm to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. Written minutes of Committee meetings shall be maintained.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Audit Committee shall have the sole authority to appoint, determine funding for, and oversee the independent accounting firm (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent accounting firm (including resolution of disagreements between management and the independent accounting firm regarding financial reporting and/or internal control related matters) for the purpose of preparing or issuing an audit report or related work. The independent accounting firm shall report directly to the Audit Committee.

The Audit Committee shall pre-approve all auditing services, audit-related services, including internal control-related services, and permitted non-audit services to be performed for the Company by its independent accounting firm, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit, audit-related and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to engage and determine funding for independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent accounting firm for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors employed by the Audit Committee, as well as funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

In fulfilling its purpose and carrying out its responsibilities, the Audit Committee shall maintain flexibility in its policies and procedures in order to best address changing conditions and a variety of circumstances. Accordingly, the Audit Committee's activities shall not be limited by this Charter. Subject to the foregoing, the Audit Committee shall, to the extent it deems necessary or appropriate:

1. Review and discuss with management and the independent accounting firm the annual audited financial statements, as well as disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.
2. Review and discuss with management and the independent accounting firm the Company's earnings press releases and the results of the independent accounting firm's review of the quarterly financial statements.
3. Discuss with management and the independent accounting firm significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles.
4. Review and discuss with management and the independent accounting firm any major issues as to the adequacy of the Company's internal controls, including any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls, any special steps adopted in light of these issues and the adequacy of disclosures about changes in internal control over financial reporting.
5. Review and discuss any material issues raised by or reports from the independent accounting firm, including those relating to:
   (a) Critical accounting policies and practices to be used in preparing the Company's financial statements.
   (b) Alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accounting firm.

(c) Unadjusted differences and management letters.

6. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
7. Discuss with the independent accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
8. Periodically evaluate the qualifications and performance of the independent accounting firm and the senior members of the audit team, including a review of reports provided by the independent accounting firm relating to its internal quality-control procedures.
9. Obtain from the independent accounting firm a formal written statement delineating all relationships between the independent accounting firm and the Company. It is the responsibility of the Audit Committee to actively engage in a dialogue with the independent accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the accounting firm and for purposes of taking, or recommending that the full Board take, appropriate actions to oversee the independence of the outside accounting firm.
10. Meet with the independent accounting firm prior to the audit to discuss the planning and staffing of the audit.
11. Review the proposed internal audit plans with management and any significant results of such audits.
12. Obtain from the independent accounting firm assurance that Section 10A(b) of the Exchange Act has not been implicated.
13. Discuss with management, the Company's senior internal auditing executive and the independent accounting firm the Company's and its subsidiaries' compliance with applicable legal requirements and codes of conduct.
14. Review all related party transactions in accordance with the Audit Committee's formal, written policy.
15. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
16. Discuss with management and the independent accounting firm any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
17. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.
18. Furnish the Audit Committee report required by the rules of the SEC to be included in the Company's annual proxy statement.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations or to determine that the Company's internal controls over financial reporting are effective. These are the responsibilities of management and the independent accounting firm. Additionally, the Audit Committee as well as the Board recognizes that members of the Company's management who are responsible for financial management, as well as the independent accounting firm, have more time, knowledge, and detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurances with respect to the Company's financial statements or any professional certifications as to the independent accounting firm's work.